SUN LIFE FINANCIAL INC.

Notice of annual meeting of common shareholders

May 8, 2025

Management information circular

Letter to shareholders

Dear shareholder:

You are invited to attend our annual meeting of common shareholders on Thursday, May 8, 2025 at 5:00 p.m. (Toronto time).

Shareholders will have the opportunity to attend the meeting, ask questions and vote on a number of important matters by way of live webcast at meetings.lumiconnect.com/400-542-265-283.

The meeting will also be held at Sun Life's head office at 1 York Street (at Harbour Street), 35th floor, Toronto, Ontario, Canada.

The business of the meeting is described in the accompanying notice of our 2025 annual meeting and management information circular.

We will be conducting the annual meeting of the voting policyholders and sole shareholder of Sun Life Assurance Company of Canada at the same time. The formal business of each meeting will be conducted separately, however, management's presentation will address shareholders and policyholders.

If you cannot attend the meeting, please vote by submitting your proxy by mail, internet or telephone by 5:00 p.m. (Toronto time) on Tuesday, May 6, 2025, as described on pages 10 to 14 in the attached Circular.

Scott F . Powers	Kevin D Strain
Chair of the Board	President & Chief Executive Officer

Si vous désirez recevoir l'avis de convocation à l'assemblée annuelle et la circulaire d'information en français, veuillez communiquer avec le secrétaire en écrivant au 1 York Street, 31st Floor, Toronto (Ontario) Canada M5J 0B6, en composant le 1 877-786-5433, ou en envoyant un courriel à servicesauxactionnaires@sunlife.com.

Letter to shareholders	Management information circular 2025 | 3

Notice of our 2025 annual meeting

You are invited to our annual meeting of common shareholders:

When:	Thursday, May 8, 2025 at 5:00 p.m. (Toronto time)

Where:	Online Via live webcast online at meetings.lumiconnect.com/400-542-265-283 Password: "sunlife2025" (case sensitive)

In Person 1 York Street (at Harbour Street), 35th floor, Toronto, Ontario, Canada

What the meeting will cover

1. Receipt of the 2024 consolidated financial statements

2. Election of the directors

3. Appointment of the auditor

4. A non-binding advisory vote on our approach to executive compensation

5. Consideration of other business that may properly be brought before the meeting. A total of 568,816,706 votes are eligible to be cast at the meeting.

The annual meeting of Sun Life Assurance Company of Canada will also be held at the same time.

The attached circular is being sent to you because you owned common shares of Sun Life Financial Inc. on March 14, 2025 (the record date). It includes important information about what the meeting will cover, who can vote and how to vote.

The board of directors has approved the contents of this circular and has authorized us to send it to you.

Troy Krushel

Vice-President, Associate General Counsel & Corporate Secretary

Toronto, Ontario

March 14, 2025

Notice of our 2025	Management information circular 2025 | 4
annual meeting

Management information circular

March 14, 2025

In this document, we, us, our, the company, Sun Life and SLF Inc. mean Sun Life Financial Inc., and Sun Life Assurance means Sun Life Assurance Company of Canada. You, your and shareholder mean common shareholders of SLF Inc. All dollar amounts are in Canadian dollars unless otherwise stated.

Unless otherwise stated, information in this management information circular (Circular) is provided as of February 28, 2025.

About the meeting

Delivery of meeting materials

Notice and access

We are making this Circular available online instead of by mail according to a set of rules developed by Canadian Securities Administrators called notice and access, and pursuant to an exemption received from the Office of the Superintendent of Financial Institutions Canada (OSFI).

We are also using notice and access for delivery of our management's discussion and analysis (MD&A) to registered shareholders and for delivery of our financial statements and MD&A to non-registered (beneficial) shareholders and share ownership account participants. Please see page 11 for a description of who falls within each of these categories of shareholders.

This means that instead of receiving a paper copy of such materials, you will receive a notice (Notice) explaining how to access them online. You will also receive a form of proxy for registered shareholders and share ownership account participants, or a voting instruction form for non-registered (beneficial) shareholders so you can vote your shares.

Registered shareholders who have not opted out of receiving our financial statements will receive them by mail, unless they have agreed to electronic delivery (e-delivery). Please see Go Digital! below for more information on signing up.

How to access the meeting materials online

This Circular, the financial statements and our MD&A are available on our website (sunlife.com/2025agm), on the website of our transfer agent, TSX Trust Company (TSX Trust) (meetingdocuments.com/TSXT/slf), on SEDAR+ (sedarplus.ca) and on EDGAR (sec.gov/edgar).

About the meeting	Management information circular 2025 | 5

Go digital!

You can receive meeting materials, including the Notice, proxy form and voting instruction form, by email. E-delivery reduces paper and energy consumption and gets the documents to you faster.

Go digital! How to sign up for e-delivery
Registered shareholders and share ownership account participants	Non-registered shareholders in Canada and the United States
Go to tsxtrust.com/SL/GoDigital or check the box on the reverse side of your proxy form and provide your email address.	Sign up at proxyvote.com using the control number from your voting instruction form, or after the meeting by obtaining a unique registration number from your financial intermediary.

How to request a paper copy of materials provided to you through notice and access

You may request a paper copy of this Circular or our financial statements and MD&A up to one year from the date the Circular was filed on SEDAR+. If you would like to receive a paper copy prior to the voting deadline, please follow the instructions provided in the Notice or make a request by no later than April 23, 2025 on TSX Trust's website (meetingdocuments.com/TSXT/slf), by contacting TSX Trust at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries) or by email at TSXT- fulfilment@tmx.com. A copy of the requested documents will be sent to you at no cost within three business days of your request. If you request a paper copy of any materials, you will not receive a new form of proxy, so keep the original form sent to you to vote.

Questions?

If you have questions about notice and access or to request a paper copy of this Circular after the meeting at no charge, you can call TSX Trust at 1-888-433-6443 (toll free in Canada and the United States), or 416-682-3801 (other countries) or email TSXT-fulfilment@tmx.com.

About the meeting	Management information circular 2025 | 6

How to attend

You can attend the meeting online, securely vote and participate in real time by following the steps below. You can also attend in person at Sun Life's head office at 1 York Street (at Harbour Street), 35th floor, Toronto, Ontario, Canada.

• Step 1:

Log in at meetings.lumiconnect.com/400-542-265-283

We recommend that you log in 30 minutes before the meeting starts.

• Step 2:

Follow these instructions:

Registered shareholders: Click "I have a control number" and then enter your control number and password "sunlife2025" (case sensitive). Your control number is the number located on the form of proxy or in the email notification you received from TSX Trust. If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish revoke a previously submitted proxy, you should not vote during the meeting.

Duly appointed proxyholders: Click "I have a control number" and then enter your control number and password "sunlife2025" (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust as described in this Circular will receive a control number by email from TSX Trust after the proxy voting deadline has passed.

Guests: Click "Guest" and then complete the online form.

Please allow ample time to log in to the meeting online before it begins. You may need the latest version of your web browser. Please do not use Internet Explorer. It is possible that internal network security protocols, including firewalls and VPN connections may block access to the webcast. If you are experiencing any difficulty connecting or watching the meeting, please ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

Additional information and updates on how to attend the meeting will be made available on our website at sunlife.com/2025agm. Please see Voting on pages 10 to 14 for further instructions. This Circular is available on our website, on the TSX Trust website (meetingdocuments.com/TSXT/slf), on SEDAR+ (sedarplus.ca) and on EDGAR (sec.gov/edgar).

About the meeting	Management information circular 2025 | 7

What the meeting will cover

Financial statements

You will receive the consolidated financial statements for the year ended December 31, 2024, the auditors' reports thereon and the actuary's report on the policy liabilities reported in the financial statements.

Electing the directors (pages 15 to 22)

You will vote on the election of 12 directors to serve on our Board until the next annual meeting. All of the director nominees currently serve on our Board. All 12 individuals are also nominated to serve as directors of Sun Life Assurance, a principal operating subsidiary which we wholly own. The Board recommends voting FOR each nominee. If you do not specify in your proxy form or voting instruction form how you want to vote your shares, the persons named in the form of proxy will vote FOR electing each of the director nominees profiled below.	2024 vote: average 99.3% support FOR our director nominees.

We expect that all of the nominees will be able to serve as director but if for any reason a nominee is unable to serve, the persons named in the proxy form have the right to vote at their discretion for another nominee proposed according to the company's by-laws and applicable law.

Our policy on majority voting

The election of directors at the meeting is expected to be an uncontested election, meaning that the number of nominees will be equal to the number of directors to be elected. If a director receives more "withheld" than "for" votes in an uncontested election, they must tender a written offer to resign to the Board. The Board will accept the resignation within 90 days unless there are exceptional circumstances and will disclose the reasons for its decision in a news release. The impacted director will not participate in these deliberations.

About the meeting	Management information circular 2025 | 8

Appointing the auditor

You will vote on the appointment of Deloitte LLP (Deloitte) as our independent external auditor for 2025. Deloitte has been our auditor since SLF Inc. was incorporated in 1999 and has served as the auditor of Sun Life Assurance since 1875.

2024 vote: 92.7% support FOR the appointment of Deloitte as our auditor.

We maintain independence from our auditor through Audit Committee oversight, a robust regulatory framework in Canada, including the requirement to rotate the lead audit partner at least every five years, and Deloitte's own internal independence procedures which are designed to comply with Chartered Professional Accountants of Ontario and Public Company Accounting Oversight Board (United States) requirements. The Audit Committee pre-approves services provided by the auditors, and also evaluates the auditors on an annual basis with respect to quality, effectiveness and independence, taking into account the risks and benefits of audit firm rotation. We completed a comprehensive audit tender process in 2016, have carried out an annual review of the auditor each year and have committed to conducting a more comprehensive review every 5 years, with the last such review happening in 2024. This comprehensive review included an evaluation of the engagement partner and team, their independence, objectivity, the quality of communication, audit work performed, and an overall review of fees. In 2024, we received 299,123,123 votes for the appointment of Deloitte as our auditor, with 23,464,393 votes being withheld. The Board, on recommendation of the Audit Committee, recommends voting FOR Deloitte as our auditor. If you do not specify in your proxy form or voting instruction form how you want to vote your shares, the persons named in the form of proxy will vote FOR the appointment of Deloitte as our auditor.

Auditor's fees

The table below shows the fees relating to services provided by Deloitte for the past two years.

	($millions)
For the year ended December 31	2024	2023[1]
Audit fees	26.7	34.0
Audit-related fees	1.7	1.6
Tax fees	0.7	1.6
All other fees	2.1	0.9
Total	31.2	38.1

1 Adjustments to 2023 fees of $3.3 for Audit Services, $0.1 for Audit-Related Services and ($0.1) for Tax Services.

Audit fees relate to professional services rendered by the auditors for the audit of our annual consolidated financial statements, the statements for our segregated funds and services related to statutory and regulatory filings. Audit fees of $15.8 (2023: $23.2) relate to the audit of the consolidated financial statements of SLF Inc. and its subsidiaries to support the audit opinion expressed in the independent auditor's report; the remaining audit fees of $10.9 (2023: $10.8) relate to audit of the statements for segregated funds and statutory and regulatory filing. The decrease in audit fees in 2024 compared to 2023 is primarily due to the completion of the non-recurring audit work associated with the adoption of the new accounting standards (IFRS 17 Insurance Contracts and IFRS 9 Financial Instruments).

Audit-related fees include assurance services not directly related to performing the audit of the annual consolidated financial statements of SLF Inc. These include internal control reviews, specified procedure audits and employee benefit plan audits.

Tax fees relate to tax compliance, tax advice and tax planning.

All other fees relate to products and services other than audit, audit-related and tax as described above.

The Audit Committee pre-approves any services that are to be provided by the external auditor. The committee has, subject to reporting requirements, pre-approved certain audit, audit-related and other permissible non-audit services that are consistent with maintaining the independence of the external auditor. You can find more information about this policy in our annual information form which is available on SEDAR+ (sedarplus.ca) and on EDGAR (sec.gov/edgar).

About the meeting	Management information circular 2025 | 9

Having a "say on pay"

You will participate in a non-binding advisory vote on our approach to executive compensation, giving you an opportunity to express your view on the Board's approach to setting executive compensation, as described in the Executive compensation section starting on page 57.

2024 vote: 96.0% support FOR our approach to executive compensation.

We will ask the shareholders to consider and vote on the following resolution. The Board recommends that shareholders vote FOR the resolution. If you do not specify in your proxy form or your voting instruction form how you want to vote your shares, the persons named in the form of proxy will vote FOR the resolution:

"RESOLVED THAT on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Management Information Circular dated March 14, 2025 delivered in advance of the annual meeting of common shareholders on May 8, 2025."

One of the Board's primary responsibilities is to ensure Sun Life is able to attract, retain and reward qualified executives. While shareholders will provide their collective views on our approach to executive compensation through the advisory vote, the directors are still fully responsible for their compensation decisions. We will file the results of the votes, including the advisory vote, on SEDAR+ (sedarplus.ca) and publish them on our website. In 2024, we received 96.0% support for our approach to executive compensation (301,696,983 votes for and 12,719,236 votes against). If a significant number of shareholders oppose the "say on pay" resolution, the Board will consult shareholders to understand their concerns, and then review our approach to executive compensation with their concerns in mind. Our executive officers have a material interest in the outcome of the vote because it may affect our process for determining their compensation. It is impossible, however, for us to describe the impact of the vote or the consultations before they have taken place.

Considering other business

You can vote on other items of business that are properly brought before the meeting. As of the date of this Circular, we were not aware of any other items to be brought forward.

Voting

Who can vote

You are entitled to receive notice of and vote at our annual meeting of common shareholders if you were a shareholder of record as of 5:00 p.m. (Toronto time) on March 14, 2025.

As of March 14, 2025, we had 568,816,706 common shares outstanding. Each common share carries one vote. We require a simple majority of votes cast for any of the items of business to be approved.

At least two persons holding, or representing by proxy, at least 25% of the shares entitled to vote constitute a quorum for the transaction of business at the meeting.

Common shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance):

• the Government of Canada or any of its agencies.

• the government of a province or any of its agencies.

• the government of a foreign country or any political subdivision of a foreign country or any of its agencies.

• any person who has acquired more than 10% of any class of our shares.

• any person, or any entity controlled by any person, that represents, in total, more than 20% of the eligible votes.

To our knowledge, no person or company beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to our common shares.

About the meeting	Management information circular 2025 | 10

How to vote

You have three ways to vote:

1. by proxy;

2. by attending the meeting and voting by online ballot through the live webcast platform; or

3. by attending the meeting and voting in person.

Please identify which type of shareholder you are, then follow the applicable instructions to vote Registered shareholders and share ownership account participants

Registered shareholders and share ownership account participants

You are a registered shareholder if you hold a paper share certificate in your name or your shares are recorded electronically in the Direct Registration System (DRS) maintained by our transfer agent.

You are a share ownership account participant if you hold a share ownership statement.

Non-registered shareholders

You are a non-registered shareholder (also known as a beneficial shareholder) if your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary (your nominee) holds your shares for you in a nominee account.

Non-Registered Holders who have not objected to their intermediary disclosing certain ownership information about themselves to the company are referred to as non-objecting beneficial owners or “NOBOs”. Sun Life has elected to send the proxy-related materials directly to the NOBOs

Voting by proxy before the meeting

Registered shareholders and share ownership account participant

You can provide your instructions in one of these ways:

• By mail - Mark, sign, date and return the proxy form in the envelope provided.

• By email - Mark, sign, date, scan and email both pages of the proxy form to proxyvote@tmx.com.

• By phone - In Canada and the U.S. only, call 1-888-489-7352.

• Online - Go to meeting-vote.com.

For each method, you will need your control number located on the form of proxy or in the email notification from our transfer agent.

You can also find a blank form of proxy on TSX Trust’s website at meetingdocuments.com/TSXT/slf.

If you did not receive a proxy form with a control number

To vote by proxy, you will need a control number.

If you did not receive a form of proxy or email notification from our transfer agent containing the control number, at least one business day prior to the meeting please:

• contact TSX Trust at 1 (866) 751-6315 (within North America) or 1 (416) 682-3860 (outside of North America), or

• complete a form online using the following link: tsxtrust.com/control-number-request to obtain your control number.

About the meeting	Management information circular 2025 | 11

If you change your mind

You can revoke instructions you have already provided by giving us new instructions. If you have followed the instructions for attending and voting at the meeting online, voting at the meeting online will revoke your previous instructions.

Registered shareholders and share ownership account participants can download a blank proxy form from meetingdocuments.com/TSXT/slf and send a new proxy form in one of the following ways:

• complete and sign the proxy form with a later date than the one you previously sent, and deliver or deposit it to TSX Trust before 5:00 p.m. (Toronto time) on Tuesday, May 6, 2025.

• submit new voting instructions to TSX Trust by telephone or internet before 5:00 p.m. (Toronto time) on Tuesday, May 6, 2025

• deliver or deposit a notice in writing with your new instructions signed by you, or your attorney as authorized by you in writing, to us before 5:00 p.m. (Toronto time) on Wednesday, May 7, 2025, or if the meeting is adjourned or postponed, before 5:00 p.m. (Toronto time) on the business day before the meeting is reconvened, at: SLF Inc., 1 York Street, 31st Floor, Toronto, Ontario, Canada M5J 0B6 Attention: Corporate Secretary.

• if you are attending the meeting in person, give your written instructions signed by you, or your attorney as authorized by you in writing, to the Chair of the meeting before the start of the meeting or before the meeting is reconvened.

Non-registered shareholder

You can provide your instructions in one of these ways:

• By mail - Mark, sign, date and return the voting instruction form in the envelope

• By phone - In Canada, call 1-800-474-7493 (English) or 1-800-474-7501 (French). In the U.S. call 1-800-454-8683.

• Online - Go to proxyvote.com.

For each method, you will need your control number printed on the front of the voting instruction form provided.

Carefully follow the instructions on the voting instruction form your nominee provided with the notice of meeting.

If you did not receive a voting instruction form with a control number

To vote by proxy, you will need a control number.

If you did not receive a voting instruction form with a control number, please contact your nominee (i.e. your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary).

If you change your mind

You can send a new voting instruction form to your nominee. To allow your nominee time to act on your instructions, you should provide them your instructions at least seven days before the meeting.

About the meeting	Management information circular 2025 | 12

Voting during the meeting

Shareholders will have the opportunity to attend the meeting online, or to attend in person at Sun Life's head office at 1 York Street (at Harbour Street), 35th floor, Toronto, Ontario, Canada. Attending the meeting gives you an opportunity to ask questions, vote on a number of important matters, and hear directly from management.

Registered shareholders and share ownership account participants	Non-registered shareholders
Voting at the virtual meeting

• You will need a control number, which can be found on the form of proxy included with the notice of meeting. If you did not receive a proxy form with a control number, follow the instructions above on page 11.

• Do not complete or return the proxy form.

• You can also appoint another person to attend the meeting and vote your shares on your behalf (your proxyholder) by printing their name in the space provided on the proxy form and following the instructions on the proxy form.

• You or your proxyholder must also complete the additional step of registering the proxyholder by following the instructions below.

• You or your proxyholder will be able to vote online in real time by completing an online ballot.

• You will need a control number. The control number on your voting instruction form cannot be used to vote virtually at the meeting.

• To obtain a new control number:

- You must appoint yourself or another person as proxyholder by printing your or their name in the space provided on the voting instruction form and then following your nominee’s instructions for returning the form. If you did not receive a voting instruction form follow the instructions above on page 12.

- You or your proxyholder must also complete the additional step of registering the proxyholder by following the instructions below to obtain a new control number. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

• You or your proxyholder will be able to vote online in real time by completing an online ballot through the live webcast platform.

Registering the proxyholder to obtain a control number

You or your proxyholder must also complete the additional step of registering the proxyholder by:

• calling TSX Trust at 1-866-751-6315 (within Canada & U.S.) or 1 (416) 682-3860 (other countries); or

• completing a form online using the following link: tsxtrust.com/control-number-request by no later than 5:00 p.m. (Toronto time) on Tuesday, May 7, 2024. Failing to register your proxyholder with TSX Trust will result in the proxyholder not receiving a control number, which is required to vote at the meeting.

Voting in person
• Do not complete or return the proxy form. • When you arrive at the meeting, register with a representative of our transfer agent, TSX Trust, to receive a ballot.

• Appoint yourself as proxyholder by printing your name in the space provided on the voting instruction form. Then follow your nominee’s instructions for returning the form.

• When you arrive at the meeting, register with a representative of our transfer agent, TSX Trust, to receive a ballot.

About the meeting	Management information circular 2025 | 13

More about voting by proxy

Voting by proxy gives a proxyholder the authority to attend the meeting and vote on your behalf. If you specify how you want to vote, your proxyholder must vote according to your instructions.

The enclosed proxy form names Scott F. Powers, Chair of the Board, or in his absence, M. Marianne Harris, Chair of the Governance Committee, or in her absence, another director appointed by the Board, as your proxyholder.

If you appoint them as proxyholders but do not specify how you want them to vote, your shares will be voted:

• FOR electing each of the director nominees who are listed in the proxy form and Circular.

• FOR appointing Deloitte as auditor.

• FOR the advisory resolution accepting our approach to executive compensation.

You can appoint another person to vote your shares by printing their name in the space provided on the proxy form or voting instruction form and registering them with TSX Trust. This person does not need to be a shareholder, but your vote can only be counted if they participate in the meeting and vote for you. Regardless of who you appoint as your proxyholder, if you do not specify how you want to vote, your proxyholder can vote as they see fit. Your proxyholder can also decide how to vote on any other matters that may properly come before the meeting, and on any amendments or variations to the items listed above, whether or not the amendment, variation or other matter that comes before the meeting is routine or contested (as permitted by law).

TSX Trust must receive your voting instructions by 5:00 p.m. (Toronto time) on Tuesday, May 6, 2025 to have your vote recorded. If the meeting is adjourned or postponed, TSX Trust must receive your voting instructions by 5:00 p.m. (Toronto time) on the date that is two business days before the meeting is reconvened.

Questions? You can call TSX Trust or one of its agents directly at the following numbers:

Canada and the United States:	1-877-224-1760
United Kingdom, Republic of Ireland,	+ 44 (0) 345-602-1587
Channel Islands and Isle of Man:

Philippines:	632-5318-8567 (Metro Manila),
1-800-1-888-2422 (Provinces)
Hong Kong:	852-2862-8555
Other countries:	1-416-682-3865

Processing the votes

TSX Trust counts and tabulates the votes on our behalf. Individual shareholder votes are kept confidential and voting instructions are only communicated to management if it is clear that the shareholder wants to communicate directly with management, or when the law requires it.

We will file the voting results at SEDAR+ (sedarplus.ca) and publish them on our website.

Solicitation of proxies

We solicit proxies by mail, but our outside agency, Morrow Sodali (Canada) Ltd. (Sodali & Co.) may also contact you by mail, email or phone to ask you to vote. SLF Inc. pays for the costs of the proxy solicitation. We expect to pay approximately $50,000 to Sodali & Co. for their services, plus any related expenses. You can reach them toll-free at 1-888-777-1546 or by email at assistance@investor.morrowsodali.com.

About the meeting	Management information circular 2025 | 14

Director nominees at a glance

At the 2025 annual meeting you'll be asked to elect 12 directors to hold office for a term ending on the conclusion of the next annual meeting. All of the 12 nominees currently serve on our Board.

Board composition and size are reviewed every year (see more about the selection process on page 31).

About the meeting	Management information circular 2025 | 15

Director nominee profiles

The following profiles provide information about each of the director nominees as at the date of this Circular, including when they joined our Board, their business experience, their committee memberships, their attendance at Board and committee meetings in 2024, the level of support received from shareholders at our 2024 annual meeting, and other public company directorships held in the last five years.

The Board recommends that shareholders vote for electing each of the director nominees profiled below.

Share ownership

The director nominee profiles also include information about the value of their holdings of SLF Inc. common shares and deferred share units (DSUs). A DSU is equal in value to a common share but cannot be redeemed until a director leaves the Board. Common shares and DSUs count towards the achievement of our share ownership guidelines for directors which each director is expected to meet within five years of joining the Board. Beginning January 1, 2025, the director share ownership requirement for non-executive directors was increased to $945,000 (7x the cash portion of the independent director base retainer for 2025) where such amount shall be achieved by directors within five years of joining the Board. Current directors have one additional year to achieve the increased ownership requirement. For director nominees who have not achieved the guideline, we determine if they are "on target" by calculating the number of common shares and DSUs they will hold by their achievement due dates based on the form of remuneration they have individually elected. For this purpose we assume that the share price and dividend rate remain constant until the applicable achievement due date. The amounts shown in the profiles are as of February 28, 2025 and February 29, 2024 when the closing price of our common shares on the Toronto Stock Exchange (TSX) was $80.46 and $72.08, respectively. You can find additional information about our director compensation program and share ownership guidelines starting on pages 53 to 56.

Deepak Chopra, FCPA

Toronto, ON, Canada

Director since May 2021

Independent

Age: 61

Areas of expertise:

• finance, accounting and actuarial

• talent and culture

• international business

• government relations/policy

• corporate strategy and development

• designated audit committee financial expert

Current committees:

• Audit

• Governance

Mr.Chopra is a corporate director and most recently served as the President and Chief Executive Officer of Canada Post Corporation from 2011 to 2018. He has more than 30 years of global experience in the financial services, technology, logistics and supply-chain industries. Prior to joining Canada Post, he held various senior positions during his 23-year career with Pitney Bowes Inc., a NYSE-traded technology company known for postage meters, mail automation and location intelligence services, including President & Chief Executive Officer, Canada & Latin America, President, Asia Pacific & Middle East and Vice- President & Chief Financial Officer, Europe, Africa & Middle East. Mr. Chopra has previously served on the Boards of Canada Post Corporation, Purolator Inc., SCI Group, the Canada Post Community Foundation, the Toronto Region Board of Trade and the Conference Board of Canada. He is a Fellow of the Institute of Chartered Professional Accountants of Canada and holds a Bachelor’s degree in Commerce (Honours) and a Post Graduate Diploma in Business Management.
2024 Meeting attendance			Other public company directorships
Board	9 of 9		100%	The Descartes Systems Group Inc.	2020 - present
Audit	5 of 5		100%	Celestica Inc.	2018 - July 2024
Governance	4 of 4		100%	The North West Company Inc.	2018 - June 2024
2024 annual meeting votes in favour: 99.3% (312,237,106 votes in favour, and 2,179,278 votes withheld)

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2025	250	16,072	16,322	$1,313,268	Meets
2024	250	11,535	11,785	$849,463
Change	0	4,537	4,537	$463,805

About the meeting	Management information circular 2025 | 16

Stephanie L. Coyles

Toronto, ON, Canada

Director since

January 2017

Independent

Age: 57

Areas of expertise:

• talent and culture

• client needs, sales and distribution

• international business

• corporate strategy and development

• digital and data/analytics

Current committees:

• Management Resources

(Chair)

• Governance

Ms. Coyles is a corporate director. Her background is as a strategic consultant and advisor who has worked with a diverse clientele across North America, including retail, consumer distribution, private equity and business consulting organizations. She was previously Chief Strategic Officer at LoyaltyOne Co. from 2008 to 2012 and a partner at McKinsey & Company Canada from 2000 to 2008. In addition to the public company Boards listed below, Ms. Coyles serves on the Board of The Earth Rangers Foundation. She served as a director of Hudson’s Bay Company from 2019 to 2020. Ms. Coyles holds a Master in Public Policy degree. She received the ICD.D designation from the Institute of Corporate Directors and the CERT Certificate in Cybersecurity Oversight, issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University.
2024 Meeting attendance			Other public company directorships
Board	9 of 9		100%	Metro Inc.	2015 - present
Governance	4 of 4		100%	Corus Entertainment Inc.	2020 - 2024
Management Resources (Chair)	6 of 6		100%
2024 Annual Meeting votes in favour: 98.4% (309,330,938 votes in favour, and 5,086,091 votes withheld)

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2025	14,900	21,672	36,572	$2,942,583	Meets
2024	13,700	18,692	32,392	$2,334,815
Change	1,200	2,980	4,180	$607,768

Patrick P. F. Cronin

Toronto, ON, Canada

Director since July 2024

Independent

Age: 58

Areas of expertise:

• finance, accounting and actuarial

• risk management

• client needs, sales and distribution

• international business

• leadership

Current committees:

• Audit

• Risk

Mr. Cronin is a corporate director. He is a seasoned executive with 30 years of substantive experience in the banking and financial services industries across Canada, U.S. and international markets. Mr. Cronin joined BMO Financial Group in 1993 and most recently served as Special Advisor to the CEO until his retirement in May 2024. Prior to this role, he was the Chief Risk Officer of the bank overseeing enterprise-wide risk activities and related matters. From 2001 to 2018, he held progressively senior roles in BMO Capital Markets including Head of Trading Products, President & Chief Operating Officer, and Chief Executive Officer & Group Head. Mr. Cronin currently serves on the Campaign Cabinet of SickKids Foundation and the Ivey Advisory Board of Western University. He also served on the boards of Canadian Derivatives Clearing Corporation, The Canadian Depository for Securities Limited and Loran Scholars Foundation, and was with United Way Greater Toronto as Sector Chair, Campaign Cabinet as well as Chair, Major Individual Giving Campaign and Co Chair, BMO Employee Giving Campaign. Mr. Cronin holds a Bachelor’s degree in Economics and History from the University of Toronto and a Master of Business Administration degree from the Ivey Business School at Western University.
2024 Meeting attendance[1]			Other public company directorships
Board	3 of 3		100%	None
Management Resources	3 of 3		100%
Risk	2 of 2		100%
[1] Mr. Cronin became a director on July 31, 2024

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2025	0	821	821	$66,058	On target for July 31, 2030

About the meeting	Management information circular 2025 | 17

Ashok K. Gupta, FFA

London, England

Director since

May 2018

Independent

Age: 70

Areas of expertise:

• finance, accounting and actuarial

• insurance, health and wealth

• risk management

• corporate strategy and development

• digital and data/analytics

Current committees:

• Risk (Chair)

• Management Resources

Mr. Gupta is a corporate director. He is also Chair of Mercer Limited. During his 40-year career in the U.K. insurance and financial services industry, he has held a number of senior executive, advisor and actuarial positions. From 2010 to 2013, he was an advisor to the Group Chief Executive Officer of Old Mutual plc. Prior to this he held various senior positions with the Pearl Group plc (now Phoenix Group Holdings plc), Kinnect of Lloyd’s of London, CGU plc (now part of Aviva plc), Scottish Amicable Life Assurance Company (now part of Prudential) and Tillinghast, Nelson & Warren Inc. (now part of Willis Towers Watson plc). Mr. Gupta is a Fellow of the Institute and Faculty of Actuaries. He is a Chairman of Evalue Ltd. and a director of EV Risk Ratings Limited. From 2013 to 2019, Mr. Gupta was a director of New Ireland Assurance Company plc. He was involved in the UK public sector and served as a trustee of the Ethical Journalism Network from 2014 to 2021, served on the Actuarial Council and Codes and Standards Committee of the Financial Reporting Council in the U.K. between 2012 and 2018, was Chair of the Defined Benefits Taskforce of the Pensions and Lifetime Savings Association from 2016 to 2017 and Joint Deputy Chair of the Procyclicality Working Group of the Bank of England from 2012 to 2014. Mr. Gupta holds a Master of Business Administration degree.
2024 Meeting attendance			Other public company directorships
Board	9 of 9		100%	JPMorgan European Discovery Trust plc	2013 - 2023
Management Resources	6 of 6		100%
Risk (Chair)	4 of 4		100%
2024 Annual Meeting votes in favour: 99.6% (313,049,468 votes in favour, and 1,366,916 votes withheld)

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2025	1,481	30,051	31,532	$2,537,065	Meets
2034	1,481	24,358	25,839	$1,862,475
Change	0	5,693	5,693	$674,590

David H. Y. Ho

Shenzhen, China Director since May 2021

Independent

Age: 65

Areas of expertise:

• talent and culture

• international business

• leadership

• corporate strategy and development

• digital and data/analytics

Current committees:

• Governance

• Management Resources

Mr. Ho is Chairman and Founder of Kiina Investment Limited, a venture capital firm that invests in start-up companies in the technology, media and telecommunications industries. He was previously a senior advisor for Permira Advisors LLC, a private equity buyout fund, from 2010 to 2018 and Chairman and founding partner of CRU Capital, a China-based private equity buyout fund, from 2017 to 2019. He has held senior leadership roles with Nokia Siemens Networks, Nokia Corporation, Motorola, and Nortel Networks in China and Canada. In addition to the public companies listed below, Mr. Ho serves on the board of DBS Bank Ltd., a subsidiary of DBS Group Holdings Ltd. He was a director of DBS Bank (Hong Kong) Limited from 2019 to 2023. Mr. Ho previously served as a director of China Ocean Shipping Company from 2011 until its merger with China Shipping Group in 2016 to become China COSCO Shipping Corporation, China COSCO Shipping Corporation from 2016 to 2021, China Mobile Communications Group Co., Ltd. from 2016 to 2020, and Sinosteel Corporation from 2008 to 2016, each of which are state-owned enterprises in China. He also served as a director of Pentair plc from 2007 to 2018. Mr. Ho holds a Bachelor of Applied Science (Honours Systems Design Engineering) and a Master of Applied Science in Management Sciences.
2024 Meeting attendance			Other public company directorships
Board	9 of 9		100%	DBS Group Holdings Ltd.	2023 - present
Management Resources	6 of 6		100%	Qorvo, Inc.	2015 - present
				Air Products & Chemicals, Inc.	2013 - January 2025
Governance	4 of 4		100%	nVent Electric plc	2018 - 2020
				COL Digital Publishing Group	2014 - 2020
2024 Annual Meeting votes in favour: 99.1% (311,484,515 votes in favour, and 2,931,869 votes withheld)

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2024	227	16,450	16,677	$1,341,831	Meets
2023	227	11,779	12,006	$865,392
Change	0	4,671	4,671	$476,439

About the meeting	Management information circular 2025 | 18

Laurie G. Hylton

Newburyport, MA,
United States

Director since
December 2022

Independent

Age: 58

Areas of expertise:

• finance, accounting and actuarial

• rinsurance, health and wealth

• risk management

• talent and culture

• leadership

• corporate strategy and development

• designated audit committee financial expert

Current committees:

• Audit

• Governance

Ms. Hylton is a corporate director. She was previously a senior finance executive with more than 30 years of global experience in asset management, banking and public accounting. Prior to her retirement in March 2021, Ms. Hylton held various senior positions during her 27-year career with Eaton Vance Corp. (Eaton Vance), most recently serving as Vice- President & Chief Financial Officer, where she was a key part of the executive team leading the company’s strategic planning and business transformations. Prior to that, she was Vice-President & Chief Accounting Officer and Head of Internal Audit, where she was responsible for internal controls and management of finance functions, and oversaw complex integrations of these functions in major acquisitions. Prior to joining Eaton Vance, Ms. Hylton was a Senior Auditor with Deloitte & Touche, where she covered financial services companies. She currently serves on the Boards of Newburyport Art Association and Theater In the Open, and has previously served on the Board of The Pike School. Ms. Hylton holds a Master of Business Administration degree and was a Certified Public Accountant from 1994 to June 2022.
2024 meeting attendance[1]			Other public company directorships
Board	9 of 9		100%	FactSet Research Systems Inc.	March 2024 - present
Audit	5 of 5		100%
Governance	2 of 2		100%
Risk	2 of 2		100%

[1] Ms. Hylton ceased to be a member of the Risk Committee and became a member of the Governance Committee on July 31, 2024.

2024 Annual Meeting votes in favour: 99.8% (313,833,622 votes in favour, and 583,407 votes withheld)

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2025	0	4,744	4,744	$381,702	On target for December 31, 2028
2024	0	2,474	2,474	$178,326
Change	0	2,270	2,270	$203,376

Stacey A. Madge

Toronto, ON, Canada

Director since July 2024

Independent

Age: 54

Areas of expertise:

• client needs, sales, and distribution

• international business

• leadership

• corporate strategy and development

• digital and data/analytics

Current committees:

• Audit

• Governance

Ms. Madge is a corporate director. She is a professional executive with 30 years of international experience in financial services and technology. Before her retirement in March 2024, she was President and Country Manager of Visa Canada from 2017, where her strong leadership accomplished substantial growth in revenues, Big Tech & Fintech partnerships and innovations in payments. Prior to this, Ms. Madge served as Head and Senior Vice-President, International Retail & Small Business Banking of the Bank of Nova Scotia and previous to that, she held various executive positions in the bank’s International Banking function. From 1998 to 2009, she was with McKinsey & Company and lastly served as Principal. Ms. Madge is a director of The Princess Margaret Cancer Foundation and an advisory board member of Georgian Partners Growth LP. Previously, she served as a member of the Latin America Advisory Board of Mastercard Inc. from 2015 to 2017. Ms. Madge holds a Bachelor of Commerce degree from Queen’s University and a Master of Business Administration degree from the University of Chicago. She is also a Chartered Financial Analyst and has a certificate in Corporate Governance from INSEAD.

2024 meeting attendance[1]			Other public company directorships
Board	3 of 3		100%	None
Audit	3 of 3		100%
Risk	2 of 2		100%
[1] Ms. Madge became a director on July 31, 2024

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2025	0	821	821	$66,058	On target for July 31, 2030

About the meeting	Management information circular 2025 | 19

Helen M. Mallovy Hicks

FCPA, FCBV

Toronto, ON, Canada

Director since October 2021

Independent

Age: 64

Areas of expertise:

• finance, accounting and actuarial

• insurance, health and wealth

• risk management

• international business

• corporate strategy and development

• designated audit committee financial expert

Current committees:

• Audit (Chair)

• Risk

Ms. Mallovy Hicks is a corporate director. Prior to her retirement in June 2021, she was a partner of PricewaterhouseCoopers (PwC) with over 30 years of global business management and advisory experience. She most recently served as PwC’s Global Valuation Business Line Leader from 2016 to 2021 and prior to that held various executive positions, including Canada GTA Deals Leader, Canada Valuation Leader and Deals Valuation Partner. She has advised boards and executives on complex transactions, value creation, capital allocation, business transformation and restructuring matters across a wide range of industries. In addition to the public companies listed below, she serves on the Boards of the Public Sector Pension Investment Board and Princess Margaret Cancer Foundation, and has previously served on the Boards of PricewaterhouseCoopers LLP - Canadian Partnership, Canadian Partnership Against Cancer, The Toronto Symphony Foundation and Toronto Symphony Orchestra. Ms. Mallovy Hicks is a Fellow of the Canadian Institute of Chartered Business Valuators and a Fellow of the Chartered Professional Accountants of Ontario.

2024 Meeting attendance			Other public company directorships
Board	9 of 9		100%	Northland Power Inc.	2021 - present
Audit (Chair)[1]	5 of 5		100%
Risk	4 of 4		100%
[1] Ms. Mallovy Hicks was appointed as Chair of the Audit Committee on May 9, 2024. 2024 Annual Meeting votes in favour: 99.8% (313,847,855 votes in favour, and 569,174 votes withheld)
SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2025	425	14,229	14,654	$1,179,061	Meets
2024	425	9,532	9,957	$717,701
Change	0	4,697	4,781	$461,360

Marie-Lucie Morin

CM, PC

Toronto, ON, Canada

Director since December 2021

Independent

Age: 67

Areas of expertise:

• risk management

• talent and culture

• international business

• government relations/policy

• corporate strategy and development

Current committees:

• Management Resources

• Risk

Ms. Morin is a corporate director. She was Executive Director for Canada, Ireland and the Caribbean at the World Bank from 2010 to 2013. Previously Ms. Morin pursued a 30-year career in Federal Public Service, including National Security Advisor to the Prime Minister and Associate Secretary to the Cabinet, Deputy Minister for International Trade and Associate Deputy Minister of Foreign Affairs. In 1997, Ms. Morin was appointed Canada’s Ambassador to Norway with accreditation to Iceland. Earlier in her career she completed assignments in San Francisco, Jakarta, London, and Moscow with the Department of Foreign Affairs and International Trade. Ms. Morin was named Chevalier de la Légion d’Honneur by the Government of France in 2012, was sworn into the Queen’s Privy Council for Canada in 2015 and became a member of the Order of Canada in 2016. In addition to the public companies listed below, Ms. Morin serves as the Vice-Chair of Palette Skills Inc. and The Toronto Centre, and serves on the Boards of The Canadian Ditchley Foundation, CDPQ Infra and Canadian Institute for Advanced Research. She served as a director of AGT Foods and Ingredients Inc. from 2016 to 2019, and was previously a member of the National Security and Intelligence Review Agency and the ESG Advisory Council of Export Development Canada. Ms. Morin was admitted to the Québec Bar in 1980.
2024 Meeting attendance			Other public company directorships
Board	9 of 9		100%	Chorus Aviation Inc.	2016 - present
Management Resources	6 of 6		100%	Stantec Inc.	2016 - present
Risk	4 of 4		80%
2024 Annual Meeting votes in favour: 99.6% (313,107,785 votes in favour, and 1,309,244 votes withheld)

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2025	1,306	8,993	10,299	$828,658	On target for December 31, 2027
2024	1,200	5,929	7,129	$513,858
Change	106	3,064	3,170	$314,800

About the meeting	Management information circular 2025 | 20

Joseph M. Natale
Toronto, ON, Canada

Director since February 2023

Independent

Age: 60

Areas of expertise:

• talent and culture

• client needs, sales and distribution

• leadership

• corporate strategy and development

• digital and data/analytics

Current committees:

• Management Resources

• Risk

Mr. Natale is a corporate director. He served as the President and Chief Executive Officer of Rogers Communications Inc., a diversified Canadian communications and media company, from 2017 to 2021. Prior to joining Rogers, he held several executive positions at TELUS Corporation, a communications technology company, from 2003 to 2015, including President and Chief Executive Officer, Executive Vice President & Chief Commercial Officer, Executive Vice President & President, Customer Solutions and Executive Vice President & President, Business Solutions. Prior to that, Mr. Natale has held senior leadership roles with KPMG Consulting Inc. (later BearingPoint Inc.) including Global Leader, Automotive and Transportation Markets and Country Leader, Canada. Prior to KPMG Consulting, he was President and Co-founder of Piller, Natale & Oh Management Consultants which was acquired by KPMG Consulting in 1997. Mr. Natale serves as a trustee of The Hospital for Sick Children and a director of Windstream Holdings, Inc. He holds a Bachelor of Applied Science in Electrical Engineering. Mr. Natale was a recipient of Canada’s Top 40 Under 40 Award in 2001, was awarded the Queen Elizabeth II Diamond Jubilee Medal in 2012, and was named as one of the Top 100 executives in global communications and media by Cablefax Magazine in 2021.
2024 Meeting attendance			Other public company directorships
Board	9 of 9		100%	Home Capital Group Inc.	2022 - 2023
Management Resources	6 of 6		100%	Toronto-Dominion Bank	2021 - 2022
Risk	4 of 4		100%	Rogers Communications Inc.	2017 - 2021
2024 Annual Meeting votes in favour: 99.8% (313,790,735 votes in favour, and 625,649 votes withheld)

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2025	0	8,220	8,220	$661,381	On target for February 7, 2029
2024	0	4,056	4,056	$292,356
Change	0	4,164	4,164	$369,025

Scott F. Powers

Boston, MA, United States

Director since October 2015

Independent

Age: 65

Areas of expertise:

• tinsurance, health and wealth

• talent and culture

• client needs, sales and distribution

• international business

• leadership

Current committees:

• None[1]

Mr. Powers is the Chair of the Boards of SLF Inc. and Sun Life Assurance. He was President and Chief Executive Officer of State Street Global Advisors until his retirement in August 2015. Before joining State Street in 2008, Mr. Powers was President and Chief Executive Officer of Old Mutual Asset Management Plc, the U.S.-based global asset management business of Old Mutual plc. Prior to 2008, he held senior executive positions at Mellon Institutional Asset Management, BNY Mellon’s investment management business, and at The Boston Company Asset Management, LLC. Mr. Powers has also served as a member of the Systemic Risk Council and the Advisory Board of the U.S. Institute of Institutional Investors.
2024 Meeting attendance			Other public company directorships
Board	9 of 9		100%	Automatic Data Processing, Inc.	2018 - Present
			PulteGroup, Inc.		2016 - Present
2024 Annual Meeting votes in favour: 98.4% (309,264,817 votes in favour, and 5,151,567 votes withheld)

SLF Inc. securities held:
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
2025	975	50,371	51,346	$4,131,299	Meets
20244	975	42,709	43,684	$3,148,743
Change	0	7,662	7,662	$982,556
1 Mr. Powers attends committee meetings in his capacity as non-executive Chair of the Board.

About the meeting	Management information circular 2025 | 21

Kevin D. Strain, CPA Toronto, ON, Canada Director since February 2021 Independent Age: 58 Current committees: • None[1]	Mr. Strain is President & Chief Executive Officer of SLF Inc. and Sun Life Assurance. Prior to his appointment in August 2021, he held several senior positions with SLF Inc. and Sun Life Assurance, including President, EVP & Chief Financial Officer, President of Sun Life Asia, Senior Vice-President of the Individual Insurance and Investments division in Canada, and Vice-President of Investor Relations. Prior to joining the company in May 2002, Mr. Strain was Vice-President of the Pension business of Clarica Life Insurance Company, which was acquired by Sun Life in 2002, and played an instrumental role in the integration of Clarica. Mr. Strain is currently a director of Sunnybrook Health Sciences Centre and the Board of Governors of the University of Waterloo. He is a Certified Public Accountant and holds a Master of Accounting degree
	2024 Meeting attendance			Other public company directorships
	Board	9 of 9		100%	None
	2024 Annual Meeting votes in favour: 99.9% (314,043,880 votes in favour, and 372,504 votes withheld)

	SLF Inc. securities held:
	Year	Common shares	DSUs	Total common shares and DSUs	Total value	Share ownership guideline/target date
	2024	38,248	10,908	49,156	$3,543,164	Meets[2]
	2023	33,009	10,425	43,434	$2,864,038
	Change	5,239	483	5,722	$679,126

1 Mr. Strain attends committee meetings, in full or in part, as appropriate, at the request of the committee chairs, but is not a member of any committee

2 As President & CEO, Mr. Strain is subject to different share ownership guidelines than the independent directors. See page 71.

Additional information

To the best of the company's knowledge, other than as set out below, no proposed director as at the date of this Circular:

(a) is or has been, in the last ten years a director, chief executive officer or chief financial officer of any company (including SLF Inc.) that was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that:

(i) was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) is or has been, in the last ten years a director or executive officer of any company (including SLF Inc.) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within in the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d) has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Ms. Coyles was a director of Postmedia Network Canada Corp. while it completed a restructuring following an arrangement plan under the Canada Business Corporations Act in October 2016. Ms. Coyles is no longer a director of Postmedia Network Canada Corp.

About the meeting	Management information circular 2025 | 22

Governance

Our Board regularly reviews our governance processes and practices to make sure the Board continues to effectively oversee management and our business affairs, and to ensure our governance framework meets regulatory requirements and reflects evolving best practices. We believe our governance processes and practices are consistent with the Insurance Companies Act (Canada), the Canadian Securities Administrators' corporate governance guidelines, guidelines issued by OSFI for effective corporate governance in federally regulated financial institutions, the TSX corporate governance rules, the New York Stock Exchange (NYSE) corporate governance rules for U.S. publicly listed companies and the Philippine Stock Exchange corporate governance guidelines applicable to us.

Governance philosophy and approach

What we do

Set tone from the top

• Board sets tone for culture and conduct through code of conduct grounded in our values (see page 27).

Focus on board performance

• Select directors who are qualified with an appropriate mix of experience, expertise and perspectives (see page 35).

• Ensure Board operates independently (see page 32).

• Ensure right balance of new and experienced directors (see page 36).

• Provide directors with orientation, continuing education and development opportunities (see page 38).

• Evaluate Board and committee performance annually (see page 40).

Ensure accountability

• Annual election of directors by shareholders (see page 16).

• Annual advisory vote on executive compensation ("say on pay") (see page 10).

• Ensure directors have shareholder support through our majority voting policy (see page 8).

• Provide mechanism for shareholders to propose director nominees through our proxy access policy (see page 43).

• Establish guidelines for director and executive share ownership (see page 53).

Continuously improve

• Committed to continuously improving our corporate governance principles, policies and practices.

What we don't do

No slate voting: Shareholders can vote for or withhold their vote from individual directors.

No staggered terms for directors.

No unequal voting structures: We do not have dual-class or subordinate voting structures.

No tie-breaking vote: our Board Chair does not hold a tie-breaking vote in board deliberations.

No hedging or pledging of Sun Life securities by directors and senior management.

No stock options or pension plans for independent directors.

Governance	Management information circular 2025 | 23

Governance roles and responsibilities

Role of the Board

The Board is responsible for supervising the management of the business and affairs of the company. Its mission is to be a strategic asset of the company, measured by effective execution of its overall stewardship role and the contribution the directors make, individually and collectively, to the long-term success of the enterprise. The Board's duties and responsibilities are set out in its charter, which is reviewed by the Board and the Governance Committee at least annually.

The Board's charter is incorporated by reference into this Circular and has been filed with securities regulators on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov/edgar) and can be found on our website (sunlife.com).

2024 Highlights

In 2024 the Board:

• approved the strategic plan, and the business, capital and investment plans.

• onboarded two new directors (appointed July 2024) to enhance the skills, experience and expertise on the Board and complement existing Board composition.

• reviewed CEO and Executive Team succession planning and approved the appointment of a new EVP & Chief Financial Officer and the appointment of the new President of Sun Life Canada.

• received updates on a variety of topics including Sun Life's culture, client experience, brand, information technology, cybersecurity, digital leadership, generative artificial intelligence (GenAI) and geopolitical risk.

• conducted the annual board strategy meeting in Hong Kong and met with leaders from Sun Life's businesses in Hong Kong, Philippines, India, Malaysia, Indonesia and Vietnam to gain a deeper understanding of the businesses and strategic priorities in each of these regions.

Governance	Management information circular 2025 | 24

Our Board's main responsibilities
Culture and conduct
  sets the tone for the culture of the organization with a focus on Clients, integrity, leadership, inclusion and good governance and for an appropriate and sound risk culture.
  satisfies itself that the President & CEO and other senior management is sustaining that culture throughout the organization.
  approves, complies with, and promotes our values set out in our Code and reviews employee compliance with the Code.

Strategy and business performance
  oversees our vision and purpose statements.
  provides challenge, advice and guidance on the strategic planning process and established plans.
  annually approves our strategic plan and business, capital, investment and sustainability plans.
  oversees our significant strategic initiatives, investments and transactions, including significant activities of our subsidiaries.
  provides challenge, advice and guidance on our enterprise approach to climate change.
  reviews quarterly reports on the performance of our four strategic pillars.

Risk management
  oversees and approves significant policies (such as our Risk Management Framework, Risk Appetite Policy, Capital Risk Policy and Capital Liquidity and Management Framework), plans and strategic initiatives related to the management of, or that materially impact risk, capital and liquidity.
  provides challenge, advice and guidance on the effectiveness of risk management.

Financial reporting, communication and disclosure
  approves our quarterly and annual financial reports and corporate governance disclosure.
  approves the internal and external audit plans.
  approves the Internal Control Framework and provides challenge, advice and guidance on its effectiveness to ensure the safeguarding of our assets.
  satisfies itself that the right communication and disclosure practices are in place, including that shareholders are able to provide feedback to independent directors.

Succession planning and talent management
  formulates succession plans for the President & CEO, other members of senior management and the Board Chair, committee chairs and other directors.
  approves the appointment, evaluation and, if necessary, replacement of the President & CEO and other members of senior management.
  annually reviews and approves the President & CEO’s mandate and objectives, reviews their performance against those objectives, and approves their compensation.

Governance
  oversees Board composition and the evaluation and selection of candidates for election at each annual meeting based on a skills, qualifications, competencies and independence.
  performs its overall stewardship responsibilities either directly or through delegation to its four standing committees (see page 44 for a description of the key activities of the committees), including the allocation of risk oversight to its committees.
  establishes corporate governance practices and policies and monitors corporate governance trends.
  establishes position descriptions for the Directors, Board Chair and chairs of Board committees.
  delegates to the President & CEO, management and control functions powers to manage the business and affairs of the company.
  annually meets with OSFI to review its annual examination report and the status of items to be reviewed with management on a regular basis.

Governance	Management information circular 2025 | 25

Role of the Board Chair

The Board Chair is an independent director. The Board Chair is responsible for providing leadership that enhances the effectiveness and independence of the Board. The Board Chair manages the Board's affairs to assist the directors in carrying out their responsibilities and helps the Board operate cohesively. The Board Chair works closely with the Chair of the Governance Committee to regularly evaluate, and in appropriate circumstances propose enhancements to, the Board's governance structure and procedures. The Board Chair is a regular attendee of Board committee meetings.

The Board Chair and respective committee chairs are responsible for setting meeting agendas and reviewing the meeting materials with management before meetings so that the meetings are productive and enhance the Board's effectiveness and independence.

Role of the committee chairs

Committee chairs are consulted in advance in connection with the appointment, reassignment, replacement or dismissal of senior management within their respective committee's areas of responsibility, including those in OSFI-identified control functions. Committee chairs are consulted annually on the performance assessment and compensation awarded to those individuals. Each committee chair is an independent director and generally holds the position for five years. Committees, in consultation with the Board Chair, can hire independent advisors.

Role of the President & CEO

The role of President & CEO is held by Kevin D. Strain. He is also a director of the Company. There is a written statement of mandate for the President & CEO which is reviewed by the Board annually and which specifies the President & CEO's overall accountability for leading the company's business operations and creating sustainable value for all stakeholders. The President & CEO is responsible for championing the company's global mission, purpose and values, managing the company's resources to ensure optimal performance, and setting a standard for culture, conduct and character through their own behaviour and actions. The President & CEO attracts and develops the leadership talent required for activation of Sun Life's purpose, execution of Sun Life's strategy and long-term success, while demonstrating leadership in risk management, corporate governance and regulatory compliance, consistent with Sun Life's risk appetite and culture.

The position descriptions of our President & CEO, our directors, our Board Chair and our committee chairs can be found on our website (sunlife.com/en/about-us/leadership/board-of-directors/).

Governance	Management information circular 2025 | 26

Culture and conduct

At Sun Life, we have built a strong corporate culture reflected in our core values of being Caring, Authentic, Bold, Inspiring and Impactful. These values set the tone and guide our high business standards, integrity and ethical behaviour, respect and doing the right thing for our Clients. The Board establishes the "tone from the top" and makes every effort to ensure that senior management consists of people who create and sustain a culture of integrity throughout the organization. Questions addressing how we uphold this culture are part of our annual Board, committee and chair effectiveness review process.

The Board has established the Code that applies to every employee, temporary or contingent worker, and contract staff of Sun Life and its subsidiaries and controlled joint ventures; as well as our Board of Directors, with no exception. All receive annual training and are required to complete a declaration of compliance with the Code.

To ensure that our culture stays strong, enables our strategy, and continues to create value, we actively manage it. The Code and the practices surrounding its enforcement are one of the many ways that we specify and reinforce expected behaviours and ways of working at Sun Life.

Our Code promotes speaking up and outlines our commitment against retaliation. Our Code also requires employees and directors to report all known and suspected breaches. Our Ethics Hotline empowers our employees to play an active role in protecting the organization. Employees may use the Ethics Hotline to report allegations of misconduct anonymously or if they feel their concerns have not been resolved using other reporting methods. Our Ethics Hotline is provided by a third-party services provider (ClearView). ClearView provides the Ethics Hotline reporting platform, while Sun Life handles the review and investigation of any reports submitted through that platform.

Communications that accompany the Code further reinforce our expectations of behaviours in the workplace; emphasizing the importance of speaking up, fostering a workplace that is free of harassment of any kind.

The Governance Committee is responsible for reviewing the effectiveness of the Code, monitoring compliance with the Code and reporting the results of its review to the Board annually. On a quarterly basis, the Chief Compliance Officer reports on breaches of the Code and reviews our controls and compliance with the Governance Committee.

The most recent copy of our Code is available on our website (sunlife.com). The Code has been filed with securities regulators in Canada on SEDAR+ (sedarplus.ca) and with the Securities Exchange Commission (SEC) in the United States on EDGAR (sec.gov/edgar).

Conflicts of interest and related party transactions

Our Code requires directors and executive officers to disclose relationships, associations or activities that can create an actual or potential conflict of interest or the appearance of one. Directors or executive officers with a material interest in a matter do not receive related board or committee materials, are excluded from the meeting when the matter is discussed and will not vote or participate in the decision.

We are also required by the Insurance Companies Act (Canada) and the Trust and Loan Companies Act (Canada) (the Acts) to develop procedures to identify potential or actual transactions with related parties of the company, a group that includes directors and senior officers. Our conduct review committee (the Governance Committee) reviews on an annual basis, the related party procedures and their effectiveness in ensuring that we comply with the related party provisions of the Acts and to review any related party transactions requiring regulatory reporting. We have established procedures for a broad range of potential transactions with related parties of the company and in 2024 the Governance Committee reviewed these and their effectiveness to ensure that any transactions with related parties of the company that may have a material effect on the stability or solvency of the company are identified. There were no transactions with related parties of the company requiring reviews under these procedures in 2024.

Governance	Management information circular 2025 | 27

Strategic planning

The Board sets the strategic direction for the company and approves the annual strategic plan, including the Company's purpose statement, enterprise and group strategies, and the annual business, capital, and investment plans. It also reviews the effectiveness of our strategic planning process on a regular basis. In 2024, the Board's annual strategic planning meeting was held in Hong Kong and directors met with leaders from Sun Life's businesses in Hong Kong, Philippines, India, Malaysia, Indonesia and Vietnam to gain a deeper understanding of the businesses and strategic priorities in each of these regions.

As part of the strategic plans and priorities for the organization, in 2024 the Board focused on how we will build scale and capabilities across our business groups, while continuing to execute on our four strategic imperatives, which will be key in achieving our Medium-Term Objectives, and continuing to remain resilient and manage risk while monitoring trends in the external environment. These plans included elevating our ambition to "be the best Asset Management and Insurance company" and evolving our focus on growing spaces, such as health, asset management, and Asia, along with placing a heightened emphasis on digital. The Board also reviewed trends emerging in strategic and financial decision making with a focus on the:

• uncertain and volatile macroeconomic outlook

• increasingly complex geopolitical climate

• evolving talent dynamics

• acceleration of GenAI and digital transformation

• complex and changing healthcare landscape

• emerging demographics of growth

• winning strategies in asset management, health and Asia

Consideration was also given to the alignment of the strategic plan projections with our risk appetite and the uncertainty brought on by continued inflation and interest rates. The Board is taking intentional actions to strengthen resilience and agility, ensuring that Sun Life can respond swiftly against opportunities and risks as the external environment shifts. The Executive Team reviewed and discussed the feedback and perspectives provided by the Board and the Board then approved the updated strategic plan at its meeting in August.

Management updates the Board on the execution of the strategy and strategic considerations at every regular Board meeting. The Board must approve any transaction that will have a significant strategic impact on the company.

Governance	Management information circular 2025 | 28

Risk management

The Board and its committees are responsible for ensuring the governance of all risks across the enterprise and have primary responsibility for ensuring risk management frameworks, policies, programs and practices are in place. By approving our Risk Management Framework, Risk Appetite Policy, Capital Risk Policy and Capital and Liquidity Management Framework, and providing ongoing oversight of the risk management programs, the Board monitors that key risks are appropriately identified and managed. Business and strategic risk is overseen through review and approval of the Business and Strategic Plans, and the Board regularly discusses key themes, issues and risks arising in connection with the design or implementation of these plans.

You can find more information about our risk management practices and the oversight provided by the Board and the Board committees in the description of our Board committees beginning on page 45 and in our Annual Information Form and Management's Discussion & Analysis for the year ended December 31, 2024 which are available on our website (sunlife.com), on SEDAR+ (sedarplus.ca) and on EDGAR (sec.gov/ edgar).

Internal control and management information systems

The Board has approved a comprehensive Internal Control Framework that codifies the company's existing system of internal controls set out in policies and related documents. The Internal Control Framework is based on Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Audit Committee reviews and monitors the effectiveness of our internal control and management information systems and receives regular reports on internal control from management, including corporate oversight functions in the actuarial, finance, and internal audit departments. This oversight provides reasonable assurance of the reliability of our financial information and the safeguarding of assets.

Succession planning and talent management

The Management Resources Committee has primary oversight of talent development and succession planning for senior management and the President & CEO's assessments of the other senior officers. The Board has primary oversight of talent management, succession planning and the performance assessment of the President & CEO. The Management Resources Committee and the Board conduct in-depth reviews of succession options relating to senior management positions and the President & CEO, respectively, and, when appropriate, approves the rotation of senior executives into new roles to broaden their responsibilities and experiences and deepen the pool of internal candidates for senior management positions.

Annually the Management Resources Committee reviews in detail updated succession plans for Executive Team roles and heads of key control functions. Each committee also reviews the talent and succession plans relevant to their specific functions and responsibilities.

Over the course of the year, the Board will typically have direct exposure to senior executives as they present on their part of the company's activities.

The Board typically hosts one or more social events that includes members of management below the Executive Team. In addition, in 2024, the Board participated in sessions with participants of Sun Life's Executive Development (SLED) program, a leadership development program bringing together members of management from across the organization. These events allow the Board to interact and build relationships with high performance and high potential employees who are our future leaders.

Governance	Management information circular 2025 | 29

Inclusion

We strive to create an inclusive, high-performing culture where all employees, regardless of sex, gender identity, race, religion, age, country of origin, physical ability, sexual orientation or other attributes, can contribute to their full potential. We are committed to creating equal opportunities and fostering inclusion. The Board is also committed to complying with applicable laws as they relate to discrimination and strives to create and implement policies in a manner consistent with any and all such laws.

Employee development and advancement

We have an enterprise strategy that focuses on a series of actions that enhance our talent management practices and enrich our already collaborative and inclusive culture.

As part of our recruitment, annual talent review and succession planning processes, we analyze our executive and senior leadership roles and our management pipeline to determine if there appear to be barriers to equal employment opportunity. We also provide information to leaders across Sun Life to help them assess workforce composition and the results of engagement surveys related to inclusive behaviours that contribute most to company culture. We identify areas for improvement by benchmarking against external best practices and monitoring various indicators.

The following shows progress against our aspirations for workforce composition at the senior management (Vice-President and above) level for 2025, as of February 28, 2025.

Aspirations for senior management composition[1]	7-53% women in Vice-President (VP)+ roles (Global) by 2025 IN PROGRESS 37.8% women 25% other underrepresented groups in VP+ roles (North America) by 2025 IN PROGRESS 9.1%

1 Vice-Presidents (VP) include Managing Directors at SLC Management.

The following chart shows the number and percentage of men and women who are executive officers (members of the Executive Team), direct reports of the President & CEO and senior executives of the company as of February 28, 2025.

			Number of	Percentage
	Number of	Percentage of	President &	of President	Number of	Percentage
	Executive	Executive Team	CEO Direct	CEO Direct	Senior	of Senior
Gender	Officers	Members	Reports[1]	Reports	Executives	Executives
Men	8	61.5%	8	61.5%	243	62.1%
Women	5	38.5%	5	38.5%	148	37.9%
Total	13	100%	13	100%	391	100%

1 President & CEO Direct Reports includes twelve Executive Officers, and one Senior Executive that reports directly to the President & CEO.

Governance	Management information circular 2025 | 30

Building an effective Board

The Governance Committee is accountable for recruiting highly qualified candidates with the competencies, experience and characteristics required to drive effective governance and create sustainable value for Sun Life's stakeholders over the long term.

Board size

The Board reviews its size every year to ensure it will promote open dialogue and effective decision making, ensure the right caliber and scope of director expertise, allow for Board renewal and provide for effective committee membership. According to our by-laws, our Board can have a minimum of eight and a maximum of 20 directors. At its meeting held on February 12, 2025, the Board fixed the number of directors to be elected at the meeting at 12. All of the director nominees currently serve as directors. Directors are elected for a one-year term. The Board can appoint directors between shareholder meetings.

Governance	Management information circular 2025 | 31

Independence

The Board maintains a majority of independent directors to ensure it operates effectively and independently of management. All members of the Board's standing committees must be independent. A director is independent under our Director Independence Policy only if the Governance Committee has affirmatively determined that they do not have a direct or indirect relationship with SLF Inc. that could reasonably be expected to interfere with their ability to exercise independent judgment. You can find a copy of our Director Independence Policy on our website (sunlife.com).	11 of 12 director nominees are independent.

The Governance Committee evaluated the independence of each director nominee according to our Director Independence Policy and confirmed that 11 of the 12 are independent, and that all of the current members of the Audit Committee and Management Resources Committee meet the additional independence requirements set out in that policy for membership on those committees. Kevin D. Strain is not independent because he is our President & CEO.

Independent Chair of the Board

The roles of the Board Chair and the President & CEO are separate. The Board believes that this separation increases the effectiveness of the Board and facilitates enhanced oversight of management. Mr. Powers is our Board Chair and an independent director. Having an independent Board Chair promotes strong Board leadership, encourages open discussion and debate at Board meetings, and avoids potential conflicts of interest.

Private meetings

The independent directors meet privately with the President & CEO and privately without management at each Board meeting. The Board Chair and committee chairs encourage open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are made. The independent directors also routinely meet privately with the heads of key control functions at committee meetings (see committee reports on page 44).

Guidelines to address directors' other professional activities

The Board has adopted the following policies and practices to promote independence, ensure directors have sufficient time and commitment to fulfil their obligations, and ensure that no real or apparent conflicts of interest arise from directors' other professional activities:

Service on other public company boards or audit committee	Directors who are executive officers of another public company should hold no more than one other public company directorship and directors who are not employed full-time should hold no more than three other public company directorships.

The NYSE corporate governance rules suggest that audit committee members should not serve on more than three public company audit committees. All of the current members of the Audit Committee comply with this standard.

Board interlocks	No more than two directors may serve together on the same board of another public company, and directors may not serve together on the boards of more than one other public company (each, an interlock), without the prior consent of the Governance Committee. Currently no Sun Life director nominee serves on another company board with another Sun Life director nominee.

Other professional activities	Directors are required to notify the Board Chair, the Chair of the Governance Committee, the President & CEO and the Chief Legal Officer prior to engaging in any new professional activities including accepting a director role on an additional public, private or not-for-profit board and an assessment is conducted on whether the activity could present a real or apparent conflict of interest or otherwise be adverse in interests to Sun Life.

Governance	Management information circular 2025 | 32

Commitment and tenure

Meeting attendance

The Governance Committee reviews the attendance record of each director as part of the nomination process. Directors must attend at least 75% of Board and committee meetings every year. A director who does not meet this attendance requirement in two consecutive years must, if requested by the Governance Committee, offer to resign.

The table below shows the number of Board and committee meetings held in fiscal 2024 and the overall meeting attendance of the relevant members for that period1. You can find the details about each director's meeting attendance in the director nominee profiles beginning on page 16. From time to time unscheduled Board meetings may be called on short notice to consider mergers and acquisitions or other matters and one or more of our directors may be unable to attend these meetings due to the short notice. Where a director is unable to attend a meeting, feedback and questions based on meeting materials are directed to the Board Chair or the Chair of the applicable committee, as appropriate, to address at the meeting.

	Meetings	Attendance
Board	9	100%
Audit	5	100%
Governance	4	100%
Management Resources	6	100%
Risk	4	100%
Total number of meetings	28	100%

1 The table on this page includes attendance for Ms. Harris, who is not standing for re-election pursuant to our Board term limits. Ms. Harris attended 100% of the Board, Audit and Governance committee meetings held during the year. At our 2024 Annual Meeting, Ms. Harris received 98.6% approval (310,049,477 votes in favour of her appointment with 4,367,552 votes being withheld).

Governance	Management information circular 2025 | 33

Tenure

Our Director Independence Policy includes provisions on directors' tenure in order to balance the benefits of institutional experience and knowledge with the need for new perspectives. Independent directors will generally retire from the Board after they have served for 12 years. The independent directors can waive this retirement requirement to allow a director to serve for up to three additional years if they unanimously determine that it is in the company's best interests to do so. Thereafter, the retirement requirement can be waived by the independent directors on an annual basis if they unanimously determine that it is in the company's best interests to do so. The Board does not have a mandatory retirement age for directors. Other mechanisms of Board renewal include the rigorous Board and committee assessments (see page 40), the evergreen list of prospective candidates and the annual review of the directors' skills matrix.

The average tenure of the director nominees is 4 years.

The table below shows the directors who are currently expected to retire or who will be required to retire under our director tenure provisions, unless waived, during the next three years, and the areas of expertise that they have indicated they bring to our Board.

Director	Retirement Year	Committee Memberships	Areas of Expertise
M. Marianne Harris	Tenure limit reached in May 2025	• Audit • Governance (Chair)	• finance, accounting and actuarial • insurance, health and wealth • talent and culture • leadership • corporate strategy and development
Scott F. Powers	Tenure limit reached in May 2027	N/A1	• talent and culture • client needs, sales and distribution • international business • leadership • corporate strategy and development
Stephanie L. Coyles	Tenure limit reached in May 2028	• Management Resources (Chair) • Governance	• talent and culture • client needs, sales and distribution • international business • corporate strategy and development • digital and data/analytics

1 In his capacity as non-executive Chair of the Board, Mr. Powers attended committee meetings of the Board.

The President & CEO must resign from the Board when they retire or leave the company.

A director must tender a written offer to resign if they receive more withheld votes than for votes from shareholders in an uncontested election.

If requested by the Governance Committee, a director must tender a written offer to resign if:

• they have not attended at least 75% of Board and committee meetings for two consecutive years.

• their principal employment or other business or professional circumstances have changed materially. Committee chairs are appointed annually. Generally, a director will serve as a committee chair for five years.

Governance	Management information circular 2025 | 34

Selecting directors

Candidate Search	>	Board Chair and Chair of the Governance Committee identifies prospective candidates	>	Candidate interviews with the Board Chair committee chairs and the President & CEO	>	Governance Committee makes recommendation to the Board	=	Board Approval of New Candidate

The Governance Committee, together with the Board Chair, have primary responsibility for identifying potential new directors and have adopted guidelines for director recruitment and board composition. Their goal is to recruit highly qualified directors with the right complement of skills, experience and perspectives to allow the board to best fulfil its mandate.

Candidates are identified through executive search firms and referrals. An evergreen list of prospective candidates is also maintained, which is comprised of individuals who the committee feels may be appropriate as a Board candidate when a vacancy arises.

As part of the recruitment process, the Governance Committee develops a preferred candidate profile that reflects the particular competencies, experience and other characteristics required to complement the existing Board profile, taking into account both current and future needs. The Governance Committee requires search firms to identify and present a slate of director candidates that reflects the clients, employees, shareholders and communities we serve, considers applicable legal and regulatory requirements and strives to ensure candidates have equal access to opportunities, free of bias and discrimination, in accordance with our Board Composition Policy.

Executive search and background screening firms conduct reference and background checks on potential candidates. Suitable candidates are interviewed by the Board Chair, the committee chairs and the President & CEO. The committee receives input from all of these sources in connection with its recommendation to the Board for the appointment or nomination of a new director.

Every year the Governance Committee recommends a list of candidates for nomination to the Board.

Board composition and skills

We expect our directors to act ethically and with integrity in all personal, business and professional dealings. Directors must understand our corporate vision and strategic objectives, continually build their knowledge about our businesses and the financial services sectors in which we operate, and prepare for and actively participate in Board and committee meetings in an objective way. They must also understand the Board and committee charters and our corporate governance policies and practices, comply with our Code and meet our share ownership guidelines (see page 54). Directors have unrestricted access to management, as necessary, to carry out their responsibilities.

We have eight key attributes we expect of our directors when they carry out their duties:

Governance	Management information circular 2025 | 35

We believe that highly qualified and experienced directors operating within an inclusive culture, produce better governance outcomes. As such the Board has adopted a Board Composition Policy that includes provisions on recruitment. The Governance Committee assesses the effectiveness of the policy on an annual basis by considering the composition of the Board. See "Selecting directors" above for more information.

As of the date of this Circular 5 out of our 12 (42%) director nominees and 3 out of our 4 (75%) current committee chairs self-identify as women, 3 out of our 12 (25%) director nominees self-identify as members other underrepresented groups (1 self-identifies as Chinese and 2 self-identify as South Asian and none have identified as Indigenous peoples or persons with disabilities).

In response to the interests of all of our stakeholders we continue to reflect on the composition of the Board to ensure it reflects the values of Sun Life. The Board has determined not to adopt any targets for the representation of women or other underrepresented groups on the Board as it is satisfied with the current composition of the Board. While aspirational representative levels have been set historically, the Board has determined that continuing to do so is not necessary to build a highly qualified, inclusive and effective Board.

Key competencies and experience

The Governance Committee ensures at all times that the Board includes members with a broad range of business and strategic experience and expertise so that the Board is able to effectively carry out its mandate. On an annual basis, the Governance Committee and the Board determine the key competencies and experience that they believe are necessary for the Board as a whole to possess in order to be an asset to the company and fulfil its responsibilities. These include the eight key attributes listed above and the specific competencies and experience listed in the following table (skills matrix) and described in the text that follows.

The table below also shows the key competencies and experience that each independent director nominee has indicated they bring to the Board. Each such director nominee has also identified the principal areas of expertise that they possess and those are listed in the respective director nominee profiles on page 16. The Governance Committee reviewed the areas indicated by each nominee and the rationale provided for their respective selections and is satisfied that the nominees possess skills in those areas.

Governance	Management information circular 2025 | 36

	Deepak Chopra	Stephanie L. Coyles	Patrick P. F. Cronin	Ashok K . Gupta	David H . Y . Ho	Laurie G . Hylton	Stacey A. Madge	Helen M.Mallovy-Hicks	Marie-Lucie Morin	Joseph M . Natale	Scott F. Powers
Key competencies and experience
Finance, accounting and actuarial knowledge of and experience with complex accounting, actuarial and/or capital management issues	•		•	•	•	•	•	•
Insurance, health and wealth industry experience in insurance, re-insurance, asset management, wealth management and/or health to provide insight into operations, strategy and market factors			•	•		•	•	•			•
Risk management knowledge of and experience with the identification of material risks, risk assessment, internal risk mitigation and controls, and risk reporting		•	•	•		•	•	•	•		•
Talent and culture
experience guiding and championing a high performance culture, embedding human resources practices that attract, retain and develop a disproportionate share of top talent, including knowledge of and experience with compensation plan design and administration, leadership development and talent management, succession planning and organizational design	•	•	•	•	•	•	•	•	•	•	•
Client needs, sales and distribution
experience in creating financial products for retail distribution, Client research or brand development and positioning; experience in overseeing sales forces and third-party	•	•	•	•			•			•	•
International business experience in a senior level role in an organization with operations in Asia or other international jurisdictions and experience working with different cultures	•	•	•	•	•		•	•	•	•	•
Government relations/policy experience in government relations or public policy	•	•		•					•	•
Leadership experience as a senior executive or director at a publicly traded company, with insight on the operations and governance of an organization of significant size and omplexity	•	•	•	•	•	•	•	•	•	•	•
Corporate strategy and development experience in strategic planning and identifying and evaluating corporate development opportunities, including acquisitions, partnerships and joint ventures	•	•		•	•	•	•	•	•	•	•
Digital and data/analytics experience or knowledge relating to the cybersecurity, technology, digital and data/analytics needs and/or strategy for a major organization	•	•		•	•		•	•		•
Sustainability, environmental, social and governance
experience in sustainability matters, climate change, environmental issues, social issues and/or corporate governance principles and practices in an organization of significant size and complexity		•							•	•

The Governance Committee also reviews the membership of each committee annually to ensure each committee is comprised of members with the competencies and experience required to fulfil the committee's mandate.

Governance	Management information circular 2025 | 37

Orientation and development

Our orientation program for new directors includes informal introductory meetings with each Executive Team and Board member, formal information sessions, and a directors' manual with information about the company, the Board and its committees, Board administration, directors' duties, policies applicable to the directors, and future meeting schedules. The Board Chair matches new directors with an experienced Board member to act as a mentor by providing perspective and informal feedback and offering insights on Board culture and dynamics.

Formal information sessions cover the company's four business groups, each corporate function, our corporate strategy and financial objectives and are tailored to account for individual backgrounds, experience and the expected committee responsibilities. The Board Chair and committee chairs meet with new directors to discuss the role of the Board and Board committees in detail.

Directors are provided with an extensive list of upcoming outside professional development programs that may be of interest, which is updated throughout the year as new programs become available. The list includes governance, financial, compensation and industry topics. Directors can participate in these programs at our expense, with prior approval of the Board Chair. As part of the annual assessment process, directors are asked to provide input on continuing education sessions that each director would find valuable and this input is reflected in the director education program.

Travel permitting, new directors attend site visits to each of the company's four business pillar locations over a two to three year period, primarily through the Board's annual strategic planning Board meeting in one of our four business pillar locations. The Board believes that these site visits enhance ongoing director education. All of the directors are members of the Institute of Corporate Directors in Canada and the National Association of Corporate Directors in the U.S., which provide continuing education for directors through publications, seminars and conferences.

In addition to attending sessions provided by the other Boards our directors serve on, our directors attended sessions in 2024 that were organized by third parties including:

• Caisse de dépôt et
  placement du Québec
  (CDPQ)

• Canada Korea Forum

• Canadian Center for
  Cyber Security

• Canadian Institute for
  Advanced Research
  (CIFAR)

• Capital Markets
  Industry Taskforce
  (CMIT)

• Centre for International
  Governance Innovation
  (CIGI)

• Chatham House

• Coalfire, UK

• Deloitte LLP

• Ditchley Foundation

• Executive Learning
  Centre (ELC)

• Financial Times Live

• Financial Systems
  Thinking Innovation
  Centre (FINSTIC)

• Fordham Global
  Foresight

• Global Affairs Canada

• Herbert Smith Freehills,
  Investment Funds (HSF)

• Human Capital
  Leadership Institute of
  Singapore

• IMC Pan Asia Alliance
  Group

• Institute of Corporate
  Directors

• International Bipolar
  Foundation (IBPF)

• International Monetary
  Fund (IMF)

• Lansons

• Mercer

• Mosel European
  Dialogue

• Munk Debates

• Norton Rose

• Radix

• Skaddan, Arps, Slate,
  Meagher & Flom LLP

• Stefan Ingves, Swedish
  Central Bank

• Tapestry Networks

• Toronto Centre

Governance	Management information circular 2025 | 38

In addition, we hold regular education sessions in conjunction with Board and committee meetings to give directors a deeper understanding of our businesses and operating environment, to address ongoing and emerging issues in the functional areas of Board oversight, and to encourage more in-depth discussion in specific areas. The table below lists the education content we provided for our directors in 2024.

Month	Topic	Audience/Committee[1]
May	OSFI Guideline B-15 - Climate Risk Management	Board
May	Competitive Update and External Trends	Board
May	Government Relations Strategy and Geopolitical Update	Board
May	Market Trends in Executive Compensation	Management Resources Committee
August	Update on Cyber Security - Threats and Controls	Board
September	Education on Climate Transition Plans & Transition Finance (External Speaker)	Board
October	GenAI Governance and Risk Updates	Risk Committee
October	Progress on Technology & Cyber Security	Risk Committee
November	Focus on Deep Purpose - The Messy but Essential Pursuit of Purpose (External Speaker)	Board
November	U.S. Election and Policy Outlook	Board

1 The overall attendance rate of Board and committee members at these education sessions was 100%.

Governance	Management information circular 2025 | 39

Assessing the Board

The Board, Board committees and individual directors participate in an annual assessment process with the assistance of an independent consultant as needed. The last independent assessment process was conducted in 2021. As part of the 2024 assessment process, each of the Board members completed questionnaires to assess the Board, each of the committees and the committee chairs. The Board Chair conducted interviews with each of the Board members, in each case with the objective of:

• providing the Board with insight into its functioning and effectiveness, including the performance of the Board, and the performance and leadership of the Board Chair and committee chairs in carrying out their mandates.

• identifying opportunities to enhance governance in ways that will have a direct impact on the company's performance and ability to meet its strategic and operational priorities.

• providing the Board insight into areas of individual director contributions in order to plan for future Board education, recruitment and succession planning.

• enhancing the working relationship among Board members and between the Board and management.

Feedback	Analysis	Outcomes

• all directors and certain senior executives completed written assessment questionnaires. • the Board Chair conducted follow up one-on-one interviews to elicit feedback.

• the Board Chair and each committee chair analyzed the feedback from the questionnaires and interviews for discussion at the Board and the committees.

• the chair of the Governance Committee provided feedback to the Board Chair on his assessment results and to discuss the assessment reports.

• each committee reviewed and discussed their respective committee reports.

• the Board Chair and committee chairs reviewed the assessment results at the Board and committee meetings in May 2024, including themes and recommendations coming out of the effectiveness review.

• the Board discussed the assessment results and recommendations and identified priorities and action items to improve the effectiveness of the Board.

• reports and interview feedback are taken into consideration during the director re-nomination process and committee chair appointment process.

Governance	Management information circular 2025 | 40

Shareholder engagement and communications

The Board believes it is important to have constructive engagement with the company's shareholders to allow shareholders to express their views. Sun Life has well developed practices to facilitate constructive engagement with its investor base. The table below outlines the key contacts and methods that shareholders can use to engage with Sun Life and access important information:

Board of directors

The Board Chair or their designate may communicate from time to time with shareholders, regulators, rating agencies and corporate governance-focused coalitions in connection with governance-related matters, including the results of the annual advisory vote on executive compensation. All such communications are reported to the board of directors no later than its next regularly scheduled meeting. Shareholders can contact the Board Chair as indicated below under "Contacting the Board".

Senior management

The President & CEO, the EVP & Chief Financial Officer, the Investor Relations team, and/or other senior management meet regularly with financial analysts and investors, and senior management has recently engaged with investors and other stakeholders.

Senior management of the company also engages with shareholders and other stakeholders through executive presentations and by way of special events and announcements. Shareholders can contact senior management as indicated below under "Contacting Investor Relations" and can refer to our Investor Relations website at: sunlife.com/Global/Investors for more information on upcoming presentations and engagements.

Investor relations

Investor Relations provides shareholder resources including analyst coverage information, financial strength ratings, annual financial information and governance and sustainability practices information. In 2024, these additional opportunities for engagement included an investor day hosted by Sun Life, and participation at peer led financial services conferences. Shareholders can contact Sun Life's Investor Relations as indicated below under "Contacting Investor Relations".

Shareholder solutions

Our Shareholder Solutions team focuses on serving the needs of individual shareholders of the company and engages with our shareholders either directly or through our transfer agent, on matters related to annual meeting materials, dividend payments, tax receipts and the management and escalation of shareholder inquiries and complaints. In addition, our Shareholder Solutions team proactively operates asset reunification programs from time to time to find lost shareholders entitled to unclaimed shares and dividends. Shareholders can contact SLF Inc.'s Shareholder Solutions team or its transfer agent as indicated below under "Shareholder contacts".

Live broadcasts

Management conducts live webcasts of quarterly earnings release conference calls which are accessible to the shareholders and other interested parties, and the company's annual meeting of shareholders may also be viewed by webcast and shareholders may ask questions through the webcast.

Governance	Management information circular 2025 | 41

Contacting the Board

Shareholders and other interested parties can contact the directors and the company directly to give feedback:

Board of Directors

Sun Life Financial Inc.

1 York Street, 31st Floor

Toronto, Ontario, Canada M5J 0B6

Email: boarddirectors@sunlife.com

Contacting Investor Relations

Investor Relations

Sun Life Financial Inc.

1 York Street, 29th Floor

Toronto, Ontario, Canada M5J 0B6

Email: investor.relations@sunlife.com

Disclosure policy

The Board reviews and approves the content of all major disclosure documents including the annual and interim financial statements, MD&A, earnings news releases, the annual information form and this Circular.

We strive to be responsive to the disclosure needs of the investment community and other stakeholders and provide timely, consistent and accurate information to the investing public while meeting our disclosure obligations. The Governance Committee receives a report annually on the status of compliance with and effectiveness of our disclosure and securities trading policy and the policy is reviewed on a regular basis to determine whether revisions are required to respond to legal and regulatory developments, to reflect changes in the business environment or internal operations or to enhance governance.

The table below lists our key corporate governance documents and when they are reviewed. With the exception of the Director Recruitment Guidelines and Board Composition Policy, all of them are available on our website (sunlife.com). Our Code is also available on SEDAR+ (sedarplus.ca) and on EDGAR (sec.gov/ edgar).

Corporate governance document	Review cycle
Board of Directors charter and committee charters	Annually
Position descriptions for directors, including the Board Chair and the committee chairs	Annually
Statement of Corporate Governance Policies and Practices	Annually
Director Independence Policy	Annually
Code of Conduct	Annually, in-depth review at least every three years
Director Recruitment Guidelines	Annually
Board Composition Policy	Annually

Governance	Management information circular 2025 | 42

Shareholder contacts

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:

For shareholders residing in Canada	For shareholders residing in the U.S.
TSX Trust Company	Equiniti Trust Company, LLC
301-100 Adelaide Street West	PO Box 860
Toronto, ON, Canada, M5H 4H1	Newark, New Jersey 07101 U.S.

Phone: Canada: 1-877-224-1760	Phone: U.S.: 1-877-224-1760
International: 1-416-682-3865	International: 1-416-682-3865

Email: sunlifeinquiries@tmx.com	Email: sunlifeinquiries@tmx.com

Additional contact information for other regions is available at sunlife.com/en/investors/shareholder- services/shareholder-contacts/.

For other shareholder inquiries, please contact: Shareholder Solutions

Sun Life Financial Inc.

1 York Street, 31st Floor

Toronto, Ontario, Canada M5J 0B6

Email: shareholderservices@sunlife.com

Shareholder proposals

We did not receive any shareholder proposals for consideration at the meeting. Shareholder proposals for our 2026 annual meeting must be sent to us in writing. We must receive them by 5:00 p.m. (Toronto time) on December 15, 2025 to consider including them in our management information circular for the 2026 meeting.

Send the proposal to the Corporate Secretary at Sun Life Financial Inc.

Email:	boarddirectors@sunlife.com
Mail:	1 York Street, 31st Floor
Toronto, Ontario, Canada M5J 0B6

Our policy on proxy access

Under the Board's proxy access policy, qualifying shareholders may submit one or more director nominations to be included in the Circular and form of proxy and ballot for any annual meeting. To make a nomination, qualifying shareholders must, prior to the deadline for submitting shareholder proposals above, submit a nomination notice in the required form. The policy has the following principal features:

• one or more nominating shareholders (up to a maximum of 20) may nominate up to the greater of two directors and 20% of the Board.

• nominating shareholders must collectively own at least 5% of the company's common shares.

• nominating shareholders must have held their shares for at least three years.

• the proposal will be included in the company's Circular, form of proxy and ballot for the annual shareholders' meeting.

• nominating shareholders may include a statement of up to 500 words in support of their candidates. A copy of the policy is available on our website (sunlife.com).

Alternatively, in accordance with section 147 of the Insurance Companies Act (Canada), shareholders holding in the aggregate not less than 5% of the company's shares for the minimum period of time set out by the Insurance Companies Act (Canada) may submit a formal proposal for individuals to be nominated for election as directors in accordance with the specified procedures to be followed.

Governance	Management information circular 2025 | 43

Our advance notice by-law

Our by-laws specify that a shareholder who wishes to nominate an individual for election as a director at an annual meeting must provide between 30 and 65 days advance notice to the company. The notice to the company must include information about the nominee, including age, address, principal occupation, the number of SLF Inc. shares owned or controlled, and any other information that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for the election of directors. The notice must also include information about the nominating shareholder, including ownership or control of, or rights to vote, SLF Inc. shares and any other information that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for the election of directors. The company may require additional information to be provided, including information to comply with requirements of OSFI relating to the suitability of directors and potential changes to the Board.

The advance notice provisions described above do not apply to nominations made by or on behalf of the Board or by shareholders pursuant to shareholder proposals, requisitioned meetings, or through our proxy access policy which have separate requirements and deadlines. In addition, in the case of a special meeting at which directors are to be elected, a shareholder's notice of a nomination must be provided not later than 15 days after the date of the special meeting is announced.

Committee reports

The Board's four standing committees are:

• Audit Committee

• Governance Committee

• Management Resources Committee

• Risk Committee

The Board delegates work to its committees to fulfil its responsibility to supervise the management of the business and affairs of the company. The committee charters are reviewed at least annually and updated as required. All standing committees are comprised entirely of independent directors as defined in our Director Independence Policy.

The committees meet prior to Board meetings at which the annual business plan and our annual and quarterly financial results are reviewed and approved, and at other times as required or appropriate.

The Board Chair and the committee chairs review and approve the agenda for each committee meeting. Agendas are developed using the forward agenda and items noted for consideration or follow-up at prior meetings. The committees hold private meetings with individual members of management, including the heads of key control functions at the beginning and/or end of each meeting, discuss reports prepared by management, and then meet in private at the end of each meeting. Each committee chair reports to the Board on the committee's deliberations and any recommendations that require Board approval.

Governance	Management information circular 2025 | 44

Audit Committee Report

The members of the Audit Committee are satisfied with the committee's mandate and that it met the terms of its charter in 2024.

Members	• Helen M. Mallovy Hicks (Chair) • Deepak Chopra • Patrick Cronin • M. Marianne Harris • Laurie G. Hylton • Stacey A. Madge

Oversees

The Audit Committee is responsible for assisting the Board in overseeing the integrity of financial statements and related information provided to shareholders and other stakeholders, compliance with financial regulatory requirements, adequacy and effectiveness of the internal controls implemented and maintained by management, and assessing the qualifications, independence and performance of the external auditor. Management is responsible for preparing our consolidated financial statements and the reporting process. Deloitte is responsible for auditing our annual consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board in the U.S., and the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board in the U.S. Additional information about the Audit Committee is contained in our annual information form for the year ended December 31, 2024.

2024 meetings	• Met 5 times in 2024. • Met without management present at each meeting. • Met in private with each of Deloitte, the Chief Financial Officer (CFO), the Chief Auditor and the Chief Actuary regularly.
100% independent	• All Audit Committee members are independent.
100% financially literate

•  All Audit Committee members are "financially literate" as   defined in the rules of the Canadian Securities Administrators and U.S. Securities and Exchange Commission (SEC) and standards of the NYSE.

•  Mr. Chopra, Ms. Hylton, and Ms. Mallovy Hicks are Audit Committee Financial Experts as defined by SEC rules and have the accounting or related financial management experience required under the rules of the NYSE.

2024 Highlights
Financial Reporting and Internal Control	✓	reviewed our principal accounting and actuarial practices and policies and management's accounting estimates and judgments with management and Deloitte.
	✓	reviewed the following documents with management and Deloitte, and recommended them to the Board for approval: annual consolidated financial statements, quarterly unaudited consolidated financial statements, MD&A and earnings news releases on our annual and quarterly results.
	✓	considered emerging industry, regulatory and accounting standards and the possible impact on the company's principal accounting practices and policies.
	✓	reviewed reports from management on the effectiveness of our disclosure controls and procedures, internal control over financial reporting, and the attestation by Deloitte of the effectiveness of our internal controls.
	✓	reviewed reports from management on approaches to Finance and Actuarial technology infrastructure, evolving disclosure requirements, reporting and related internal controls.
	✓	reviewed and recommended to the Board for approval amendments to the internal control framework.
	✓	reviewed updates on tax matters.
	✓	reviewed an independent third party actuarial peer review of 2023 year-end policy liabilities, and an update on recommendations in the peer review.

Governance	Management information circular 2025 | 45

	✓	received reports from management's disclosure committee on its review of core disclosure documents.
	✓	received quarterly updates from the CFO on business and strategy matters.
	✓	received presentations and updates from each of the Chief Financial Officers and Chief Auditors on the Finance and Internal Audit organizations in each of our four business pillars.
Internal audit - The Chief Auditor reports on a functional basis to the Audit Committee Chair	✓	reviewed the scope of the 2025 Internal Audit plan with management and the Chief Auditor, and approved the budget and staffing resources proposed for executing the plan and recommended the plan to the Board for approval.
	✓	reviewed reports on Internal Audit's talent strategy and resource augmentation plans.
	✓	reviewed quarterly reports from the Chief Auditor on audit activities, findings and recommendations and the adequacy and effectiveness of internal control, risk management and governance processes across the first and second lines of defence.
	✓	reviewed a report from the Chief Auditor on the revised Global Internal Audit Standards taking effect January 1, 2025, the implications of the changes and an overview of the governance expectations under the revised standards.
	✓	reviewed the Internal Audit Mandate and was satisfied with the independence of the Internal Audit function.
	✓	reviewed the results of the internal Audit Quality Assurance Program.
External auditor	✓	conducted a comprehensive review of the external auditor, including an evaluation of the engagement partner and team, their independence, objectivity, the quality of communication, audit work performed, and an overall review of fees, and recommended their reappointment to the Board for approval.
	✓	reviewed and accepted the independence of the external auditor, and reviewed and approved the restricting use of external auditor policy.
	✓	reviewed and approved the overall scope of the annual audit plan and necessary resources and recommended the plan to the Board for approval.
	✓	reviewed and approved the scope and terms of the external auditor's engagement and reviewed and recommended their engagement letter and remuneration to the Board for approval.
	✓	reviewed the results of audits and opinion of the external auditor with respect to our financial statements, including areas identified as significant audit risks, having significant management judgment, and other notable matters.
	✓	received updates from the external auditor on adoption and implementation of IFRS 17 and IFRS 9, evolving reporting developments and IFRS 18 presentation and disclosure in financial statements.
Governance, resourcing and talent	✓	reviewed reports from the Chief Compliance Officer on compliance matters within the committee mandate, including compliance with the Code and whistleblowing program.
	✓	received updates on litigation matters.
	✓	reviewed and approved the mandates of the CFO, the Chief Auditor, and the Chief Actuary and their functions' organizational structures, reviewed the appropriateness of resources and assessed the effectiveness of their functions.
	✓	reviewed the succession plans for the CFO, the Chief Auditor, and the Chief Actuary reviewed and approved the annual objectives of the CFO, the Chief Auditor, and the Chief Actuary and assessed their annual performance.

Governance	Management information circular 2025 | 46

Governance Committee Report

The members of the Governance Committee are satisfied with the committee's mandate and that it met the terms of its charter in 2024.

Members	• M. Marianne Harris (Chair) • Deepak Chopra • Stephanie L. Coyles • David H. Y. Ho • Laurie G. Hylton • Stacey Madge	Oversees

The Governance Committee is responsible for assisting the Board in overseeing: (i) the development of effective corporate governance guidelines and processes, including those addressing the effectiveness of the Board and its committees and director succession planning and recruitment, (ii) Sun Life's Investment Plan and investment performance, including investment practices, procedures and controls related to the management of the general fund investment portfolio; (iii) sustainability matters including Sun Life's Sustainability Policy, Sustainability Strategy (including the development of a Climate Transition Plan), Sustainability Report and Chief Sustainability Officer Plan; and (iv) compliance and compliance management programs, including compliance with legal and regulatory requirements, the identification and management of compliance risks and the development of policies and processes to sustain ethical behaviour. The committee also serves as the conduct review committee of Sun Life in accordance with applicable provisions of the Insurance Companies Act (Canada).
2024 meetings	• Met 4 times in 2024. • Met without management present at each meeting. • Met in private with each of the Chief Compliance Officer and the Chief Investment Officer quarterly.
100% independent	• All members of the Governance Committee are independent.

2024 Highlights
Corporate governance guidelines and processes	✓	reviewed corporate governance developments and recommended to the Board approval of our statement of corporate governance policies and practices.
	✓	reviewed and recommended to the Board approval of our policies regarding Board composition and director independence.
	✓	reviewed and recommended to the Board updates to the Board and committee charters and approval of position descriptions for the Board Chair, Committee Chairs and directors.
	✓	reviewed subsidiary governance activities, policies and processes and acted as conduct review committee for certain federally-regulated subsidiaries.
Board effectiveness, orientation and education	✓	reviewed and recommended to the Board the process for assessing the effectiveness of the Board and its committees.
	✓	received a report on the director orientation and education program.
Board composition, succession and recruitment	✓	reviewed and recommended the appointment of two new directors.
	✓	reviewed and recommended updates to the director recruitment guidelines and directors' skills matrix.
	✓	assessed the independence of directors and reviewed and made recommendations to the Board relating to Board and committee composition.
	✓	reviewed and recommended approval of the management information circular, voting policyholders booklet, forms of proxy and the annual information form.

Governance	Management information circular 2025 | 47

2024 Highlights
Sustainability	✓	reviewed reports on our sustainability strategy, initiatives, and practices.
	✓	reviewed and recommended to the Board approval of Sun Life's Chief Sustainability Officer Plan and annual Sustainability Report.
	✓	received reports on sustainability targets, upcoming regulatory changes and human rights.
	✓	received an annual report on our philanthropic program.
	✓	reviewed climate-related matters, including the plan to develop an enterprise Climate Transition Plan.
	✓	reviewed Sustainability-related engagement with stakeholders and provided guidance on related engagement.
Investments	✓	reviewed investment strategy, actions and performance for the general account and the company's asset management businesses.
	✓	reviewed reports on significant investment transactions.
	✓	received presentations and updates on the design and implementation of the target operating model for the Investments function in Asia.
	✓	received presentations and updates on public fixed income, real estate and private fixed income.
	✓	received reports from the Chief Credit Risk Officer on market outlook, including investment risks and credit events impacting the company's asset portfolio and the results of investment portfolio stagflation stress test.
	✓	discussed investment strategy and reviewed and recommended to the Board approval of the annual investment plan.
Oversight of compliance	✓	received regular reports from the Chief Compliance Officer on Compliance risk assessments, Compliance risk controls assessment, key compliance matters, including compliance with applicable laws and regulations, anti-money laundering, market conduct, business conduct, privacy and anti-bribery and anti-corruption.
	✓	reviewed and approved the annual Compliance plan.
	✓	received updates on key regulatory developments and key regulator interactions.
	✓	reviewed policies and programs to monitor compliance with legal and regulatory requirements.
	✓	received an annual report from Internal Audit as to the effectiveness of the company's anti-money laundering and anti-terrorist financing controls.
	✓	received presentations and updates from each of the Chief Compliance Officers on the compliance programs in each of our four business pillars.
Ethics & conduct review/related party transactions	✓	reviewed and approved key changes to Sun Life's Code of Conduct and received reports on the Code of Conduct program, whistleblowing and ethical conduct.
	✓	reviewed the effectiveness of the company's procedures and practices to ensure compliance with regulations relating to related party transactions.
	✓	approved the appointment of a new Chief Anti-Money Laundering Officer.
Resourcing and talent	✓	reviewed and approved the mandates of the Chief Investment Officer and the Chief Compliance Officer and the organizational structures of their functions, reviewed the appropriateness of resources and assessed the effectiveness of their functions.
	✓	reviewed the succession plans for the Chief Investment Officer, Chief Legal Officer, Chief Sustainability Officer and the Chief Compliance Officer.
	✓	reviewed and approved the annual objectives of the Chief Investment Officer and Chief Compliance Officer and assessed their annual performance.

Governance	Management information circular 2025 | 48

Management Resources Committee Report

The members of the Management Resources Committee are satisfied with the committee's mandate and that it met the terms of its charter in 2024.

Members	• Stephanie L. Coyles (Chair) • Ashok K. Gupta • David H. Y. Ho • Marie-Lucie Morin • Joseph M. Natale

Oversees

The Management Resources Committee is responsible for assisting the Board with oversight of succession planning for senior executive positions and programs to effectively attract, retain, develop and reward employees. It provides guidance to management on advancing the talent agenda to achieve strategic objectives and foster Sun Life's culture. The Management Resources Committee reviews incentive designs and governance of material incentive programs against alignment with business objectives and avoiding excessive risk taking. The Management Resources Committee reviews the implications of key enterprise risks, including people and culture risks pertaining to compensation design and human resources practices. In addition, the Management Resources Committee reviews compensation matters, including the remuneration of executives who have a material impact on the risk exposure of the company.

2024 meetings

•  Met 6 times in 2024.

•  Met without management present at each meeting.

•  Met in private at each quarterly meeting with each  of the EVP, Chief People and Culture Officer and the independent compensation consultant.

100% independent	• All members of the Management Resources Committee are independent.

2024 Highlights
Succession and appointments	✓	conducted an in-depth review of succession options for senior management positions and reviewed development plans for succession candidates with added attention to Executive Team succession and operating model.
	✓	recommended the appointment of the EVP & Chief Financial Officer, the Executive Chair, SLC Management, President, Sun Life Canada, and the appointment of the Executive Chair, Sun Life Canada.
Talent and culture strategy	✓	reviewed the talent pipeline strength, methodology, metrics and results.
	✓	reviewed the long-term talent development strategy and approach including an update on career management practices to ensure employees can achieve full potential.
	✓	reviewed the updated Culture Management Framework, including reviewing values and ongoing work to build a high-performance culture.
	✓	reviewed progress against our talent and inclusion strategy, including an update on gender pay equity, pay equity for various employee groups and workforce composition.
	✓	monitored the human resources risk dashboard and employee culture and engagement surveys and reviewed trends and major themes, including employee well-being and engagement, productivity and innovation for the future of work, and inclusivity and considered areas requiring action.
Executive compensation	✓	recommended to the Board appropriate compensation for the President & CEO based on our corporate performance, progress on our strategic objectives, and CEO's personal objectives and his leadership in 2024.
	✓	reviewed compensation recommendations for the corporate EVPs, Business Group Presidents, control function heads and other Material Risk Takers and Select Executive Management.
	✓	Reviewed and approved annual, long-term, and equity incentive design in the context of business and talent strategies evolving Client metrics and our compensation principles, including alignment with shareholder interests.
	✓	reviewed assessment updates related to 2024 payouts under annual incentive plan (AIP) and long-term incentive (LTI) plans.

Governance	Management information circular 2025 | 49

2024 Highlights
	✓	recommended to the Board for approval the AIP and LTI targets for 2025. Approved salary budgets for 2025 and reviewed workforce productivity and pay earnings ratios for senior management.
	✓	reviewed and approved the compensation frameworks for asset management and other businesses to ensure aligned incentives and support the smooth transition of leadership and retention of talent.
	✓	reviewed and approved executive compensation policies and programs, including retirement, retention and benefit arrangements.
✓	received and considered the implications of reports from the independent executive compensation advisor, including reports on market trends in executive compensation, and peer review on realizable compensation of the President & CEO.
Retirement plan governance	✓	reviewed an annual assessment of worldwide retirement and savings plans and related governance policies.
Governance and risk	✓	reviewed and considered market trends and key issues in executive compensation and governance, including asset management compensation trends, evolution of Client metrics, quantum of CEO pay, pay-for-performance analysis, gender pay equity, peer group analysis, clawback policies and assessed the share ownership requirements of the Chief Executive Officer and other executive team members.
	✓	met with the Chief Risk Officer to review risk performance and management for consideration in compensation assessments.
	✓	considered the implications of key risks (including human resources risks) and compliance matters across the enterprise on compensation programs and human resources practices.
	✓	reviewed the design, approval and governance of material incentive programs to ensure they do not encourage excessive risk taking, as well as an overview of the design and operation of all compensation plans.
	✓	reviewed key aspects of asset management compensation practices.
Resourcing and talent	✓	reviewed and approved the mandate of the EVP, Chief People and Culture Officer, reviewed the succession plan, appropriateness of resources and the organizational structure of the function.
	✓	reviewed and approved the annual objectives of the EVP, Chief People and Culture Officer and assessed her annual performance.

Governance	Management information circular 2025 | 50

Risk Committee Report

The members of the Risk Committee are satisfied with the committee's mandate and that it met the terms of its charter in 2024.

Members	• Ashok K. Gupta (Chair) • Patrick P.F. Cronin • Helen M. Mallovy Hicks • Marie-Lucie Morin • Joseph M. Natale	Oversees

The Risk Committee's primary functions are to assist the Board with oversight of (i) current and emerging risks enterprise-wide, and (ii) the Risk Management function to ensure that management has in place programs, policies, processes and controls designed to identify and effectively manage the significant risks to which the Company is exposed and has sufficient capital to underpin those risks. It reviews and approves all risk management frameworks and policies and reviews compliance with those frameworks and policies. In addition, where the Board has delegated risk oversight to other committees of the Board, the Risk Committee provides the Board with an integrated view of oversight of risk management across all Board committees. The Risk Committee regularly monitors the Company's risk profile to ensure it is within the agreed risk appetite and that the Company's capital position exceeds regulatory capital requirements, and monitors and recommends to the Board for approval, the specific risk limits allocated to the businesses and the annual Capital Plan.
2024 meetings	• Met 4 times in 2024. • Met in private with the Chief Risk Officer regularly and without management present at each meeting.
100% independent	• All members of the Risk Committee are independent.

2024 Highlights
Risk management	✓	reviewed the emerging and top risks facing our business activities and the controls being applied to mitigate risks, including discussions on the resiliency of the overall enterprise and the associated evolution of the risk framework.
	✓	received regular briefings and held regular discussions on emerging industry, regulatory and risk management issues and governance trends, including political/geopolitical risks.
	✓	received quarterly reports from Internal Audit on the effectiveness of controls within the business and risk function and Internal Audit's annual opinion on risk governance.
	✓	reviewed and recommended Board approval of amendments to the Risk Management Framework and Risk Appetite Policy, and periodically reviewed and approved amendments to policies for the management and control of risk.
	✓	reviewed reports on compliance with risk policies, including risk limits, and monitored related management actions.
	✓	reviewed risk monitoring programs and quarterly reports on risk monitoring activities, including those related to risk appetite, asset liability management risk, product risk, investment and market risks, operational risks and insurance risks to ensure the risk profile remained within the risk appetite.
	✓	reviewed regular reports on information security matters and cyber security risks; reviewed reports on vendor cyber risk management and third party incidents.
	✓	reviewed reports and received presentations on areas related to how LICAT capital could potentially evolve under highly stressed financial conditions, global competitive benchmarking review of risk appetite and key metrics, and GenAI Governance and Risk.
	✓	reviewed the development of a structured approach to understanding and mapping interconnected risks.
	✓	reviewed quarterly stress testing reports including future considerations for macroeconomic and recession related stress scenarios.
	✓	reviewed and updated the risk appetite metrics for 2025 to include key risk indicators such as climate and geopolitical risks.

Governance	Management information circular 2025 | 51

2024 Highlights
	✓	reviewed specific risk reports to provide an integrated view of the oversight of risk management programs to the Board, including:
• risk considerations under the company's business plan; and
• risk considerations in the strategic plan at its annual strategy session.
Capital, liquidity & treasury management	✓	reviewed quarterly reports on the capital and liquidity position of the company
	✓	reviewed quarterly with management our current and forecasted capital position and financial strength along with sensitivities to certain market conditions, and made
	✓	recommendations to the Board about allocation of capital, dividends, share repurchases, debt and security issuances/redemptions.
	✓	reviewed local capital ratios and dividends on a quarterly basis.
	✓	reviewed quarterly updates on capital market trends, including NCIB, LICAT ratio and
	✓	financial leverage.
	✓	reviewed and recommended to the Board approval of the annual capital plan.
	✓	reviewed and recommended to the Board approval of authorizations related to credit facilities and the issuance of debt securities, class A shares and common shares of SLF Inc. into the Canadian market.
	✓	reviewed and recommended Board approval of amendments to the Capital Risk Policy and Capital and Liquidity Management Framework.
	✓	reviewed capital allocation by business unit.
	✓	reviewed the results of Financial Condition Testing (FCT) and the company's own risk and solvency assessment (ORSA) and recommended to the Board approval of internal and operating capital targets in accordance with OSFI guidelines.
Resourcing and talent	✓	reviewed and approved the mandate for the Chief Risk Officer and organizational structure, reviewed the appropriateness of resources and assessed the effectiveness of the risk function.
	✓	reviewed the succession plans for the Chief Risk Officer.
	✓	reviewed and approved the annual objectives of the Chief Risk Officer and assessed his annual performance.

Governance	Management information circular 2025 | 52

Director compensation

Compensation, discussion and analysis

Our philosophy, approach and process

We have two primary compensation objectives:

• to align directors' interests with the interests of our shareholders

• to fairly and competitively compensate directors in order to attract well qualified Board members

The Board's philosophy is to compensate directors fairly for the time and effort required to fulfil their responsibilities and contribute to the effective leadership and direction of the enterprise.

We compare the target pay for our independent directors against the total compensation (annual retainer and meeting fees) paid to directors of financial services sector peers (see below). We also benchmark the total compensation paid and trends in director compensation using a broad survey of the public companies included in the TSX60.

Typically we assess the competitiveness of our directors' compensation program every two years.

Our peer group is made up of five major Canadian banks and nine North American insurance and asset management companies.

We selected these companies as peers because they are leading financial services and asset management organizations in North America that we believe recruit director candidates with similar skills and experience as we seek.
	•	Bank of Montreal	•	Lincoln National

	•	Canadian Imperial Bank of Commerce	•	Manulife Financial
			•	MetLife
	•	Royal Bank of Canada
			•	Principal Financial Group
	•	The Bank of Nova Scotia
			•	Prudential Financial
	•	Toronto-Dominion Bank
			•	T. Rowe Price
	•	Equitable Holdings
			•	Unum Group
	•	Great-West Life

The Governance Committee also considers other qualitative factors when making recommendations to the Board on compensation including the responsibilities and time commitment required to be an effective director as well as the competitiveness of our program relative to our peer group and makes recommendations to the Board.

Program structure

In 2024, Directors received an annual retainer, committee retainers and travel fees for serving on the Boards of SLF Inc. and Sun Life Assurance. Beginning January 1, 2025, a simplified compensation structure was approved, as discussed in greater detail, below. The costs are shared equally between the two companies. Directors are also reimbursed for travel and other expenses they incur to attend our Board and committee meetings. Committee chairs receive an additional retainer because of their increased responsibilities. Directors receive a portion of their annual Board retainer in DSUs pursuant to our Deferred Share Unit Plan (see below).

The Board Chair receives a separate annual retainer that includes a portion in DSUs (see below). He is also reimbursed for travel and other expenses he incurs while carrying out his duties as Board Chair. He does not receive travel fees.

Mr. Strain does not receive any director compensation because he is our President & CEO. Details regarding Mr. Strain's compensation can be found in the Executive Compensation section of this Circular beginning on page 57.

Director compensation	Management information circular 2025 | 53

Director compensation

The Governance Committee reviews director compensation every two years. In 2024, the Governance Committee retained Meridian Compensation Partners (Meridian), an independent compensation consultant, to provide a competitive review of our director compensation program. Meridian used data from our peer group and data from constituents in the TSX60 Index and compared that data to two "model director" profiles with the first profile reflecting a director who is a committee chair and a member of another committee and the second profile reflecting a director who is a member of two committees (all Board members serve on two committees). Meridian's analysis indicated that the total director compensation for Sun Life directors was below the peer median. Based on Meridian's analysis the Governance Committee recommended, and the Board approved, a simplified compensation structure effective January 1, 2025 eliminating the committee retainer and increasing overall compensation as set out in the table below:

Director compensation	2024 Amount ($)	2025 Amount ($)
Board Chair's retainer	490,000 [1]	530,000	2
Directors' retainers	275,000 [3]	315,000	4
Committee chairs' retainers[5]	45,000	45,000
Committee members' retainers[6]	10,000	nil
Travel fees[7]	1,500 - 3,000 / meeting	1,500 - 3,000 / meeting

1 $245,000 of which must be received in DSUs with the balance to be received in cash, DSUs and/or shares.

2 $265,000 of which must be received in DSUs with the balance to be received in cash, DSUs and/or shares.

3 $160,000 of which must be received in DSUs with the balance to be received in cash, DSUs and/or shares.

4 $180,000 of which must be received in DSUs with the balance to be received in cash, DSUs and/or shares.

5 Committee chairs receive an additional retainer because of their increased responsibilities.

6 In 2024, independent directors received a retainer of $10,000 for each committee of which they were a member, with each director (other than the Board Chair and committee chairs) sitting on two committees. This retainer was eliminated as of January 1, 2025.

7 Travel fees are (i) $1,500 when travel time for a round trip was two to six hours and (ii) $3,000 when travel time for a round trip was six hours or more. The Board Chair does not receive travel fees. Directors are also reimbursed for travel and other expenses they incur to attend our Board and committee meetings.

Directors can choose to receive the balance of their compensation in any combination of cash, additional DSUs and common shares of SLF Inc. acquired on the open market. Directors cannot redeem their DSUs until they leave the Board. All DSU awards are paid out in cash. For information on the material terms of the Deferred Share Unit Plan see page 85.

Except for the Deferred Share Unit Plan, independent directors do not participate in the company's stock option plan or any other equity-based or incentive compensation arrangements.

Director share ownership guidelines

We believe it is important for our directors to have a significant stake in the company to align their interests with those of our shareholders.

Beginning January 1, 2025, directors (other than Mr. Strain) must own $945,000 (7x the cash portion of the independent director base retainer for 2025) where such amount shall be achieved by new directors within five years of joining the Board. Current directors have one additional year to achieve the increased ownership requirement. Directors may not engage in equity monetization transactions, including pledges or hedges involving securities of SLF Inc. (see page 72).

As President & CEO, Mr. Strain has separate share ownership requirements which are described on page 71.

Director compensation	Management information circular 2025 | 54

Share ownership

The table below shows the common shares and DSUs each director (other than Mr. Strain) held as of February 28, 2025 and February 29, 2024, the portion of their base retainer they chose to receive in common shares or DSUs (excluding the portion of the annual Board retainer that is automatically paid in DSUs) and the percentage of total annual Board retainer received in common shares or DSUs. The closing value of our common shares on the TSX was $80.46 on February 28, 2025 and $72.08 on February 29, 2024.

						Guideline
				Total		met (✓) or	Portion	Total
				number of	Total value	value ($)	chosen as	received in
		Number of		common	of common	required	common	common
		common	Number of	shares and	shares and	to meet	shares or	shares or
Director	Year	shares	DSUs	DSUs	DSUs ($)	guideline[1]	DSUs (%)[2]	DSUs (%)[3]
Deepak	2025	250	16,072	16,322	1,313,268	✓	100	100
Chopra	2024	250	11,535	11,785	849,463	✓	100	100
	Change	0	4,537	4,537	463,805
Stephanie	2025	14,900	21,672	36,572	2,942,583	✓	0 [4]	57
L. Coyles	2024	13,700	18,692	32,392	2,334,815	✓	0 [4]	58
	Change	1,200	2,980	4,180	607,768
Patrick P.	2025	0	821	821	66,058	$878,942	0	57
F. Cronin	2024	0	0	0	0	$805,000	0	58
	Change	0	821	821	66,058
Ashok K.	2025	1,481	30,051	31,532	2,537,065	✓	0	57
Gupta	2024	1,481	24,358	25,839	1,862,475	✓	100	100
	Change	0	5,693	5,693	674,590	✓
M.	2025	7,349	68,918	76,267	6,136,443	✓	100	100
Marianne	2024	7,044	61,758	68,802	4,959,248	✓	100	100
Harris
	Change	305	7,160	7,465	1,177,195
David H. Y.	2025	227	16,450	16,677	1,341,831	✓	100	100
Ho	2024	227	11,779	12,006	865,392	✓	100	100
	Change	0	4,671	4,671	476,439
Laurie G.	2025	0	4,744	4,744	381,702	$563,298	0	57
Hylton	2024	0	2,474	2,474	178,326	$626,674	0	58
	Change	0	2,270	2,270	203,376
Stacey A.	2025	0	821	821	66,058	$878,942	0	57
Madge	2024	0	0	0	0	$805,000	0	58
	Change	0	821	821	66,058
Helen M.	2025	425	14,229	14,654	1,179,061	✓	0	57
Mallovy	2024	425	9,532	9,957	717,701	$87,299	100	100
Hicks
	Change	0	4,697	4,697	461,360
Marie-Lucie	2025	1,306	8,993	10,299	828,658	$116,342	26	68
Morin	2024	1,200	5,929	7,129	513,858	$291,142	13	64
	Change	106	3,064	3,170	314,800
Joseph M.	2025	0	8,220	8,220	661,381	$283,619	100	100
Natale	2024	0	4,056	4,056	292,356	$512,644	100	100
	Change	0	4,164	4,164	369,025
Scott F. Powers	2025	975	50,371	51,346	4,131,299	✓	75	87
	2024	975	42,709	43,684	3,148,743	✓	75	87
	Change	0	7,662	7,662	982,556

1 The director share ownership guidelines were revised in 2024 to increase the share ownership guideline effective January 1, 2025 from $805,000 to $945,000 in common shares and/or DSUs.

2 For the portion of their retainer that directors are not required to receive in DSUs, the % reflects the amount of compensation that director has elected to receive in common shares or DSUs that can otherwise be received in cash.

3 Reflects the total % of their retainer that directors received in common shares or DSUs (optional and required amounts).

4 Ms. Coyles used 100% of her after tax director income to purchase common shares of the company on the open market.

Director compensation	Management information circular 2025 | 55

Compensation details

Director compensation table

We paid a total of $3,666,464 to the directors of SLF Inc. and Sun Life Assurance in 2024, compared to $3,612,681 in 2023.

					Non-equity
	Fees	Share-based		Option-based	incentive plan	Pension	All other
	earned	awards[1]	Travel fees	awards[2]	compensation	value	compensation[3]	Total
Name	($)	($)	($)	($)	($)	($)	($)	($)
Deepak	-	295,000	3,000	-	-	-	-	298,000
Chopra

Stephanie	170,000	160,000	3,000	-	-	-	-	333,000
L. Coyles

Patrick P. F.	56,495	66,957	-	-	-	-	-	123,452
Cronin

Ashok K.	-	330,000	12,000	-	-	-	-	342,000
Gupta

M. Marianne	-	330,000	3,000	-	-	-	-	333,000
Harris

David H.	-	254,203	12,000	-	-	-	-	266,203
Y. Ho

Laurie G.	135,000	160,000	9,000	-	-	-	-	304,000
Hylton

Stacey A.	56,495	66,957	-	-	-	-	-	123,452
Madge

Helen M.	-	317,500	3,000	-	-	-	-	320,500
Mallovy
Hicks

Marie-Lucie	100,000	195,000	12,000	-	-	-	-	307,000
Morin

Joseph M.	-	295,000	3,000	-	-	-	-	298,000
Natale

Scott F.	61,250	428,750	-	-	-	-	-	490,000
Powers

Barbara G.	-	117,857	-	-	-	-	10,000	127,857
Stymiest

Total	579,240	3,017,224	60,000					3,666,464

1 This includes DSUs awarded in 2024, including both mandatory DSUs as well as DSUs elected to be received by the directors in lieu of cash fees.

2 Independent directors do not participate in the company's stock option plan.

3 $10,000 in charitable donations were made on behalf of Ms. Stymiest when she retired from the board.

The Insurance Companies Act (Canada) requires that an insurance company's by-laws set a maximum amount of remuneration that may be paid in aggregate to all directors for their services during a fixed period of time. Directors receive an annual retainer, committee retainers and travel fees for serving on the Boards of SLF Inc. and Sun Life Assurance. The cost is shared equally between the two companies. By-law No. 1 of the Company currently sets that amount at $2,600,000 and the by-laws of Sun Life Assurance also set that amount at $2,600,000, for an aggregate limit of $5,200,000 between the two companies.

Director compensation	Management information circular 2025 | 56

Executive compensation

This section discusses our approach to executive compensation, how we make pay decisions, the different components of our remuneration programs, what we paid our NEOs in 2024 and the rationale for our decisions.

Management prepared the compensation discussion and analysis, and compensation details provided below on behalf of the Management Resources Committee (MRC). It was reviewed and approved by the MRC and our Board. The executive compensation disclosure includes non-IFRS measures. Additional information concerning these measures is available in Section M - Non-IFRS measures in our 2024 MD&A, which is incorporated by reference in this section. Our 2024 MD&A has been filed with securities regulators in Canada and with the SEC and available at sunlife.com, sedarplus.ca and sec.gov/edgar. All figures are in Canadian dollars unless stated otherwise.

Executive Compensation	Management information circular 2025 | 57

Letter to shareholders

To our fellow shareholders:

At Sun Life, we are a Purpose-driven organization, committed to helping our Clients achieve lifetime financial security and live healthier lives. We believe it's not just what we do, but how we do it, that differentiates Sun Life and creates positive outcomes for our Clients and communities more broadly. Guided by our Purpose and Client Impact Strategy, we continue to raise the bar on the positive outcomes we aim to deliver for Clients and through the bold financial goals we set to create value for our shareholders. At Sun Life's 2024 Investor Day, we were proud to share our success to date and outline our winning strategy for the future. Despite some headwinds impacting our U.S. Dental business, the Board is pleased with Sun Life's and management's performance in 2024, including progress made advancing our strategic priorities and financial results.

Our Purpose and Ambition

Our Purpose is to help our Clients achieve lifetime financial security and live healthier lives.

Our Ambition is to be the best asset management and insurance company in the world.

At the core of our compensation philosophy is the belief that attracting and retaining great talent within a strong, high-performance culture is central to achieving long-term, sustainable growth. Every year, a critical focus for the MRC is providing challenge to, and oversight of, the total compensation process, including the design, goal setting, performance monitoring, review, and approval of final recommendations. Our plans are regularly assessed against Financial Stability Board (FSB) principles and good governance practices. We apply a rigorous process to review business and incentive outcomes and ensure true pay-for-performance and alignment to shareholder objectives. We consider input from the Chief Risk Officer, Chief Auditor, and an independent, expert advisor to ensure appropriate challenge is in place. We remain pleased that our approach continues to receive strong shareholder support. At our last shareholder meeting, 96.0% voted in favour of our compensation program. We value your input and encourage you to continue to exercise your "say on pay" in 2025.

In this letter and the following pages, you will find the information you need to understand our approach to executive pay, including an overview of 2024 company performance. Beyond pay, the Committee is also actively involved in overseeing a broader talent and succession agenda. We close off this note by highlighting other key areas of focus for the MRC last year and a look ahead on planned actions to continue to effectively attract, retain, motivate, and reward our people.

2024 Company Performance Highlights

2024 was a year of solid performance. The Board is pleased with management's execution of strategic priorities and delivery of financial results.

Advancing 2024 Key Strategic Priorities

Across our four company pillars - Asset Management, Canada, U.S. and Asia - we made good progress and created momentum in executing on our health strategy, finding synergies across asset management and insurance, and scaling innovative digital solutions to drive positive Client outcomes including:

• In Asset Management, the completion of the purchase of InfraRed and the creation of a framework for future closings, as well as the addition of key talent in the appointment of Benjamin Deng to the role of President, Asia Asset Management;

• In Canada, our selection by the Canadian government as the administrator of the Canadian Dental Care Plan, and the continued innovation in key product categories including a novel insurance product designed to improve health outcomes for those living with Diabetes; and

• In the U.S. and Asia, continuing to make progress on our digital objectives by making it easier to do business with us through straight-through processing and enhancing claims connectivity across our multiple businesses.

2024 Key Strategic Priorities
1 Leverage our asset management capabilities and extend our wealth presence. 2 Accelerate our momentum in Asia. 3 Deepen our impact along our Client's health journey. 4 Operate like a digital company.

Executive Compensation	Management information circular 2025 | 58

Delivering Financial and Client Performance

In our annual incentive plan, 75% of funding is based on performance versus financial goals and the remaining 25% is driven by performance versus target on key Client goals.

Key Financial Results

Our 2024 results highlight the resilience of our diversified portfolio of businesses and geographic footprint and highlight our commitment to helping our Clients achieve lifetime financial security and live healthier lives. This was another year of economic and geopolitical complexities. In this context, Reported earnings per share (EPS) was flat year-over-year and Reported ROE was down. Underlying EPS, a measure that adjusts for factors such as differences between actual and expected market movements, increased from 2023. We ended the year with strong results in both growth and earnings in Canada, Asia and Asset Management. Our U.S. business faced challenges with unfavourable morbidity experience in medical stop-loss and lower Dental earnings offset by higher investment contributions in Group Benefits. We also continued to see growth in our assets under management, reaching a new milestone for our Global Assets Under Management.

Basis	Measure	2024	2023	Year-over-year Change
Reported	Net Income	$3,049 million	$3,086 million	(1.2)%
	ROE	13.6%	14.7%	Down 1.1 percentage points
	Earnings per Share	$5.26	$5.26	-%
Underlying	Net Income[1]	$3,856 million	$3,728 million	+3.4%
	ROE[1]	17.2%	17.8%	Down 0.6 percentage points
	Earnings per Share[1]	$6.66	$6.36	+4.7%

1 Underlying net income, underlying ROE, and underlying EPS are non-IFRS measures, are not standardized financial measures under the financial reporting framework used to prepare our financial statements and may not be comparable to similar financial measures disclosed by other issuers. See Section M - Non-IFRS measures in our 2024 MD&A.

Key Client Results

Led by our Purpose and Client Impact Strategy, we continually strive to enhance Client experience and generate positive, longer-term financial and health outcomes for our Clients. In our annual incentive, we measure our annual performance against key Client experience goals, including Client satisfaction (CSAT) and key Client business outcomes. Globally, for CSAT, we improved year-over-year, but we finished below our target. Performance on key Client business outcomes ranged from on target to above target. Businesses made good progress helping our Clients make positive health actions and in navigating health systems.

2024 Compensation Highlights

With consideration to the company's 2024 performance, the Board, on the recommendation of the Committee, approved the following annual and long-term incentive decisions:

Annual Incentive Plan

In AIP, our financial performance is measured against goals established in our annual business plan:

• AIP total company performance factor, including for CEO and CFO, is 105% down 26 percentage points (pp) from 131% in 2023 (page 107).

• Consistent with our principles, these scores include an adjustment to ensure we are rewarding appropriately for performance and delivering a fair and reasonable result. This year a methodology-based adjustment was applied to the U.S. growth metric that resulted in a 4 pp increase to the U.S. overall score and a 1 pp increase to the total company results. This methodology-based adjustment will be applied symmetrically going forward (page 108).

Our slightly above target total company AIP funding of 105% reflects slightly below plan performance on total company reported and underlying EPS and strong growth performance for Canada and Asia businesses partially offset by the U.S and mixed results on Client measures. Additional details on the use of discretion in compensation plans can be found on page 71.

Executive Compensation	Management information circular 2025 | 59

 Long-term Incentive Plan

For the 2022 grant vesting in 2025, performance in our Executive Sun Share Unit Plan is based on absolute and relative total shareholder return (TSR) over a five-year period. Our cumulative 5-year TSR is 77.4% and ranks in the second quartile among global insurance competitors.

• Sun Share performance factor of 76% (page 80). No discretion was applied.

• NEOs have 35-85% of their total long-term incentives delivered in performance-based, at-risk Sun Shares (page 77).

Our below target Sun Share performance factor is driven by outcomes in recent years when, relative to traditional insurance peers, Sun Life benefited less from rising interest rates and was more sensitive to equity market volatility given that a higher share of earnings is derived from asset management businesses.

Overall, we assess that our incentive plans delivered rewards consistent with our annual results and long- term, relative performance. We continue to ground our decisions in the principle of pay-for-performance based on a rigorous assessment of the delivery of strategic and financial objectives.

2024 CEO Performance and Compensation

When determining compensation for the CEO, we consider target compensation set with the inputs of market data, business and individual performance versus annual strategic and financial goals, funding under the compensation plans, and results in the broader context of Client, employee, and shareholder experience and the risk, compliance, and control environment. The Board's assessment of the CEO's performance includes consideration of results versus short, medium, and long-term goals, as well as broader strategic, and financial performance. Our process seeks input from the CEO through a self-assessment as well as feedback from the executive team and all Board members. The Committee considers the Board's performance assessment, reviews compensation history and market information, and seeks input from our independent advisor, in making a compensation recommendation to the Board.

Following the review, the Committee recommended, and the Board approved, actual 2024 total direct compensation (TDC) for Mr. Strain of $11,475,000, $475,000 above his target of $11,000,000 and $967,000 above 2023 actual TDC.

In addition, the Committee recommended, and the Board approved, target TDC of $11,750,000 for Mr. Strain in 2025, $750,000 above 2024, with the increase delivered in combination of salary and long-term incentives to reflect a market competitive pay mix and align to shareholders interests. We believe the compensation awarded to Mr. Strain appropriately reflects that he is fully operating in his role, his performance, and relevant competitive pay levels. Additionally, it reflects his leadership in executing on our strategy, and long-term value delivered. Additional details on Mr. Strain's compensation can be found on page 90.

Committee Focus in 2024

In addition to compensation matters, the Committee provided guidance on a broad range of topics to advance Sun Life's talent agenda.

Sun Life's strength and key differentiator is its people around the globe. To that end, each year the Committee focuses attention on attracting and building great talent, ensuring a robust succession pipeline for all critical executive roles. In 2024, the Committee supported the transition of Manjit Singh to the role of President, Sun Life Asia, accelerating our momentum in this important growth market. The Committee also supported the transition of Jacques Goulet, from his role as President, Sun Life Canada to a newly created role of Executive Chair, Sun Life Canada, helping to accelerate and execute key strategic priorities for Canada and across the enterprise. Aligned to the changes for Mr. Singh and Mr. Goulet, the Committee was also engaged in the onboarding of two new key members of Sun Life's Executive Team - Timothy Deacon and Jessica Tan. Mr. Deacon joined Sun Life in April 2024 as EVP & Chief Financial Officer. With over 20 years of global experience in Insurance, Wealth and Asset Management, Investments and Capital Markets, Mr. Deacon brings a track record of success in strategic financial leadership. In the Fall of 2024, Ms. Tan joined Sun Life as President, Sun Life Canada. Ms. Tan brings extensive global experience in insurance and digital innovation.

As part of our commitment to developing talent, the first year of Sun Life's new Executive Development program, in partnership with Cornell University, was a tremendous success. Throughout Sun Life, broader programs help create high-performing, future-ready and inclusive Leaders. In addition to these priorities, the Committee also played a key role in reviewing and applying challenge to succession plans and key talent moves throughout the year.

Executive Compensation	Management information circular 2025 | 60

We believe Sun Life's unique, Client-focused, Purpose-driven culture is an incredible asset to the company and a source of differentiation. The Committee continues to provide oversight in embedding culture including prudent risk taking and reinforcing it through our compensation and rewards programs. Sun Life is once again certified as a Great Place to Work (GPTW) in Canada, India, Indonesia, Ireland, Malaysia, Philippines, Singapore, Vietnam and the U.S.

Our focus on the well-being of our people continues to be a priority across the organization. We believe our Purpose is not only a commitment to our Clients, but a promise to our people - to help them achieve lifetime financial security and live healthier lives. In 2024, Sun Life's Canadian operations was recognized by Excellence Canada, receiving its top-level certification for workplace mental health. The Committee also continues to review data-based assessments to ensure our hybrid approach to work is supporting our ability to achieve our business, productivity and talent goals. We see Sun Life's hybrid-workstyle as a strategic lever that enhances employee well-being and differentiates Sun Life as an employer of choice.

Looking Ahead to 2025

The Committee monitors market trends and anchors decisions in our compensation principles to ensure our designs reflect our Purpose, business strategies, pay-for-performance with prudent risk taking, and best practices.

This year, the MRC oversaw a review of our share ownership requirements (SOR). We will maintain our SOR as we believe these ownership levels provide for long-term shareholder alignment and balance risk-taking concerns if there is overconcentration in company shares. Our SOR requires the CEO and other NEOs to have minimum ownership of 10x and 5x salary, respectively. In 2016, we introduced a unique personal ownership requirement (2.5x and 1.25x salary for CEO and other NEOs, respectively) focused on long-term holding of common shares and deferred share units. This year we also formalized in our Compensation and Appointment Policy, the practice of our CEO to annually acquire company shares.

Once again, we appreciate your feedback and invite you to contact us at boarddirectors@sunlife.com.

Sincerely,

Stephanie L . Coyles	Scott F . Powers
Chair, Management	Chair of the Board
Resources Committee

Executive Compensation	Management information circular 2025 | 61

Compensation discussion and analysis

2024 compensation decisions and approvals

We evaluate our business performance to assess whether external perceptions of our performance are consistent with the calculated results from our formulae, and the extent to which delivered results could represent one-off events. When determining 2024 AIP payouts, unique circumstances in each business group were considered and positive discretion was applied to the result of one Business Group to ensure final AIP outcomes aligned with the overall performance of each business. Use of discretion is described on page 71.

Mr. Strain's AIP target is not changing for 2025, while his salary and long-term incentive target have increased. Some other NEOs have received increases to their total target compensation for 2025. LTI awards are forward looking and recognize the critical role our executives play in providing leadership, managing risk and driving achievement of our ambitious goals for Clients and shareholders going forward. The final payout of these awards depends on the long-term value delivered to stakeholders.

As disclosed in last year's management information circular, 2024 salaries, AIP targets, and LTI grants were approved and executed in February 2024. 2024 actual incentive outcomes reflect a range of business and individual performance, in alignment with our compensation principles. We describe annual incentive plan business results on page 108.

The table below summarizes the 2024 compensation decisions for the individuals who are our NEOs for 2024. We describe the plans, payouts and new grants in more detail starting on page 73.

						Long Term Incentives (000s)
										SLC Management
			Annual Incentives (000s)			Sun Shares		Options		Phantom Units
Named Executive Officer	Annualized salary (000s)		Actual	Target		Value Vested / Paid (2022 grant)	Value Granted	Value Exercised	Value Granted	Value Vested / Paid (2022 grant)	Value Granted
	2024	2025	2024	2024	2025	2025	2025	2024	2025	2025	2025
Kevin D. Strain	1,000	1,100	2,475	2,000	2,000	4,707	7,353	3,515	1,298	-	-
President &
Chief Executive
Officer
Timothy Deacon	600	650	966	800	850	-	1,700	-	300	-	-
EVP & Chief
Financial Officer
Jessica Tan	850	850	499	1,800	1,800	-	4,165	-	735	-	-
President, Sun
Life Canada
Stephen C.	US 750	US 750	US	US	US	US 625	US 1,313	US 1,745	US 563	US1,953	US1,875
Peacher			2,124	1,500	1,500
Executive Chair,
SLC
Management
Daniel R.	US 600	US 600	US 729	US	US 900	US	US 2,338	US 792	US 413	-	-
Fishbein				900		1,340
President, Sun
Life U.S.
Manjit Singh	HKD	HKD	HKD	HKD	HKD	HKD	HKD	-	HKD	-	-
President, Sun	4,000	4,500	7,658	5,000	6,000	9,015	14,450		2,550
Life Asia

Executive Role Changes in 2024

• On March 18, 2024, Mr. Singh was appointed as President of Sun Life Asia, while continuing to serve as EVP & Chief Financial Officer until April 8, 2024.

• Mr. Deacon was hired into the role of EVP & Chief Financial Officer, effective April 8, 2024, succeeding Mr. Singh in that role.

• Mr. Peacher assumed the role of Executive Chair, SLC Management on June 3, 2024.

Executive Compensation	Management information circular 2025 | 62

• Ms. Tan was hired as a Special Advisor to the CEO on August 19, 2024 in Singapore and was subsequently transferred to Canada on September 30, 2024 as President, Sun Life Canada.

Summaries of performance for each NEO that formed the basis for compensation decisions start on page 89.

The 2024 Actual Annual Incentive, reflects business and individual performance. See page 75 for Annual Incentive Plan design and page 108 for business results which ranged from 81% to 133% and individual results for AIP.

The value of the 2022 Sun Share awards paid in 2025 reflects the change in share price, accumulated dividends and application of the 76% performance factor. See page 80 for details about the performance factor for Sun Share awards (the "performance factor"). The below target 2022 performance factor resulted from Sun Life's relative total shareholder return compared to a peer group of Canadian banks and North American insurers over the performance period. When factoring absolute share price growth, accumulated dividends and currency changes, payouts for NEOs range from 89% of grant value to 100% of grant value.

Changes for 2025

The MRC conducted its annual review of our compensation programs and approved changes to our Executive Sun Share Plan and Share Ownership Requirement (SOR) for our President and CEO. These changes were performed in the context of our compensation principles, an evolving governance environment and emerging best practices in executive compensation, and with guidance and support of the Board's independent compensation consultant. The changes ensure that our plans maintain strong alignment to our business strategy and that our programs continue to drive key strategic objectives and align executives with the interests of our Clients and shareholders.

For 2025 Sun Share grants onwards, the performance range for rTSR will return to +/-10%. For 2023 and 2024 awards, the rTSR performance range was temporarily widened to +/-15% to recognize the potential for more variable outcomes during the transition to IFRS 17 and 9 accounting standards. In addition, the sustainability modifier will be removed from our design for the 2025 grant. Our executives remain focused on long-term, sustainable and resilient decision making aligned with our Client Impact Strategy and shareholder interests.

For full details on our Executive Sun Share Plan, see pages 78 to 81.

Ensuring long-term alignment between executives and shareholders is one of our core compensation principles. One way we achieve alignment is through our SOR which includes minimum ownership levels and personal ownership requirements, achieved through purchasing shares or allocating AIP to Deferred Share Units (DSUs) (and excluding Sun Share grants and Options). Neither vested nor unvested options are counted in ownership. If a vested option is exercised and held, it has become a share, which is counted. In 2024, we reviewed our share ownership requirements considering market trends and best practices and continue to believe our ownership levels provide for long-term shareholder alignment and balance risk- taking from over-concentration in company shares. We strengthened our requirements for the President & CEO, formalizing in policy what was already a practice of our CEO to annually acquire shares supporting ongoing alignment with shareholder experience.

For share ownership and share retention requirements, see page 71. A summary of current share ownership is outlined on page 84.

Executive Compensation	Management information circular 2025 | 63

Comparing shareholder value to executive compensation

The graph below compares the cumulative value of $100 invested in Sun Life shares for the five years starting on December 31, 2019 with the value of $100 invested in each of two indices, the S&P/TSX Composite Index and the S&P/TSX Composite Financials Index, for the same period, assuming dividends were reinvested. The graph also shows total compensation, as outlined in the summary compensation table on page 101, for the NEOs (limited to the CEO, CFO and the next three highest paid NEOs for each year) as a dollar value and indexed to 100 over the same period.

2024 total compensation for NEOs* reflects previously disclosed target changes made in February 2024, 2024 AIP outcomes across our businesses, and the Canada-U.S. and Canada-Singapore exchange rates.

Sun Life's returns which have generally aligned with both Composite Indices have outpaced our NEO total compensation growth. For more information on the alignment between CEO pay and shareholder value, see page 90.

Year ended December 31	2019	2020	2021	2022	2023	2024
SLF Inc.	100	99	128	120	137	177
S&P/TSX Composite Index	100	106	132	125	139	169
S&P/TSX Composite Financials Index	100	102	139	126	143	186
NEO Total Compensation Index	100	111	143	129	124	162
Total compensation of top-5 paid NEOs (millions)*	$27.8	$31.0	$39.7	$35.8	$34.6	$45.0

* For 2024, includes Mr. Deacon (current CFO) and excludes Mr. Singh (prior CFO) to account for the CFO transition. For 2021, includes Mr. Strain and excludes Mr. Connor.

Cost of management ratio

The cost of management ratio below expresses total compensation, as outlined in the summary compensation table for the top five most highly paid NEOs as a percentage of underlying net income attributed to shareholders. This table shows that the cost of management ratio is in line with recent years.

Cost of management ratio	2020	2021	2022	2023	2024
Total Compensation of top-5 paid NEOs (millions)*	$31.0	$39.7	$35.8	$34.6	$45.0
Underlying net income attributed to shareholders (millions)**	$3,213	$3,533	$3,369	$3,728	$3,856
Cost of management ratio	1.0%	1.1%	1.1%	0.9%	1.2%

* For 2024, includes Mr. Deacon (current CFO) and excludes Mr. Singh (prior CFO) to account for CFO transition. For 2021, includes Mr. Strain and excludes Mr. Connor.

** IFRS 17 and IFRS 9 were adopted on January 1, 2023 and results in 2022 were restated. Results earlier than 2022 are shown on an IFRS 4 and IAS 39 basis.

Executive Compensation	Management information circular 2025 | 64

Compensation philosophy and approach

What we do

Take a principles-based approach

• Manage compensation design and decision-making within a set of guiding principles.

• Ensure our compensation practices align with Financial Stability Board (FSB) Principles for Sound Compensation Practices and their Implementation Standards.

• Benchmark compensation against peer companies.

Align compensation with our strategy and long-term shareholder value

• Provide incentive to achieve strategic business priorities, such as our focus on Clients.

• Align pay with shareholder experience over the short, mid and long-term.

• Align our annual incentive to a balanced mix of measures based on financial performance and Client outcomes.

• Align our LTI programs to pay based on a mix of absolute and relative metrics.

• Maintain a market-leading SOR and share retention policy, including a direct ownership requirement and a requirement for the President & CEO to acquire shares annually to support alignment with shareholder experience.

• Consider shareholder feedback through annual "say on pay" and other channels.

Pay for performance

• Pay senior executives with a focus on results-based, formulaic at-risk pay (at risk compensation as a percentage of target pay: 91% for the CEO and 81% for the Executive Team).

• Define performance measures in the AIP that reflect value added for stakeholders, and are based on individual and company/business group performance.

• Deliver the large majority of LTI through performance-based Sun Shares.

Manage risk and ensure sound governance

• The Chief Risk Officer makes an annual presentation to the MRC on the key enterprise risks and their relationship to compensation.

• Manage pay mix so that more senior roles have a significant portion of their compensation deferred, much of it tied to multi-year performance.

• Regularly audit our compensation programs, including reviews against the FSB Principles and Standards.

• Stress-test the designs of our incentive plans to ensure a robust understanding of possible outcomes.

• Directly link performance targets in the AIP to the annual business plan approved by the Board and aligned with Sun Life's risk framework.

• Use both absolute and relative performance metrics.

• Ensure Risk, Compliance and Control considerations are considered prior to payouts via a modifier that is neutral to negative and can be applied to lower the overall business or individual result to zero if appropriate.

• Make LTI contingent upon compliance with post-retirement shareholding requirements.

• Apply compensation clawbacks as appropriate, in accordance with the Clawback Policy.

• Retain external independent expert advice at the Board level, including regular in-camera sessions.

• Incorporate caps on payouts in all non-sales compensation plan designs and, where appropriate, sales compensation plan designs. Payouts under some plans are designed as a maximum % of financial measures (e.g., earnings).

• Require a Code of Conduct declaration and monitor compliance for all employees.

Executive Compensation	Management information circular 2025 | 65

What we don't do

No excessive perquisites / no "grossing up"

No encouraging excessive risk-taking

No repricing or backdating of stock options

No hedging or pledging of equity awards

No single-trigger change of control agreements

No multi-year guarantees

Compensation principles

Our approach to compensation is guided by five principles for designing compensation programs that:

align to our business strategy, such as our focus on Clients and shareholders	provide incentive to meet strategic business priorities	support fairness for all employees, and reward top performance	are simple and clearly communicated	ensure alignment with the investor experience of short, mid and long-term performance and create a longer- term ownership mindset for senior leaders

How we ensure alignment

The following are four ways we ensure our pay and performance are aligned with shareholder interests:

1. at-risk pay (including variable and deferred compensation) accounts for 91% of total compensation paid to our CEO and 81% for the other Executive Team members.

2. performance measures in the AIP that reflect value added for stakeholders through earnings, growth, and progress on key Client outcomes across the enterprise that drive shareholder value creation.

3. performance targets in the annual and long-term plans that are based on the business plans approved by the Board and aligned with the company's risk framework.

4. absolute and relative shareholder returns that are reflected in our Executive Sun Share program.

Our approach to setting compensation

Benchmark against peer companies

• On average, we target compensation at the median (or middle) of pay levels of peer companies and benchmark target total compensation to ensure the target market position for each role is appropriate.

• We align perquisites, benefits and pension arrangements with the median of practices among peer companies. The value of these benefits does not fluctuate significantly with business or individual performance.

Pay for performance

• At the end of the year, we adjust the actual pay based on achieving both business and individual performance goals. If we deliver superior performance above target, that will result in pay above target market position (in aggregate, the median of the market). Performance below expectations will result in pay below target market position.

Executive Compensation	Management information circular 2025 | 66

Align with Sun Life's strategy

• We use a formal decision-making process that incorporates assessment of performance and value added for shareholders and Clients, benchmarking against peers, independent advice, an annual decision-making cycle and the use of Board discretion when appropriate.

Compensation governance

Management Resources Committee involvement and composition

The MRC oversees compensation design and outcomes, focusing on programs that are considered material to the company. The MRC and Board exercise oversight over the compensation programs at MFS Investment Management through approval of the annual salary budget, bonus pool and long-term equity awards.

Composed entirely of independent directors, MRC members have direct experience related to executive compensation, succession planning and risk management. Collectively, they have the expertise required to make decisions on executive compensation and governance.

For the full MRC mandate and 2024 highlights see page 49. The profiles of all directors are contained in the section on director nominees starting on page 16. Additional committee-specific information relevant to MRC members is provided below.

• Stephanie L. Coyles, Chair of the MRC was Chief Strategic Officer at LoyaltyOne from 2008 to 2012 and a partner at McKinsey & Company Canada from 2000 to 2008. Ms. Coyles has expertise in governance, risk management, and talent and culture, including knowledge of and experience with compensation plan design and administration, leadership development and talent management, succession planning and organizational design. She previously served on Corus Entertainment Inc.'s human resources and compensation committees from 2021 to 2023 and its corporate governance committee from 2023 to 2024, and served on the human resources committee of Hudson's Bay Company from 2019 to 2020.

• Ashok K. Gupta has 40 years of experience in the insurance and financial services industry in the U.K., holding a number of senior executive, advisor and actuarial positions. He was an advisor to the Group Chief Executive Officer of Old Mutual plc from 2010 to 2013, Operating Partner of the Pearl Group plc (now Phoenix Group Holdings plc) from 2004 to 2009, Chief Executive Officer of Kinnect of Lloyd's of London from 2001 to 2004, and Head of Group Strategy of CGU plc (now part of Aviva plc) from 1997 to 2000. Mr. Gupta is currently Chairman of EValue Ltd., and Chair of Mercer Limited, Chair of its nominations committee and non-executive director of its remuneration committee. He also served on the remuneration committees of JPMorgan Discovery Trust plc from 2013 to 2023 and Old Mutual Wealth Management Limited (now Quilter PLC) from 2013 to 2014. These roles had responsibility for executive compensation and executive development.

• David H. Y. Ho is Chairman and Founder of Kiina Investment Limited. He was previously a senior advisor for Permira Advisors LLC from 2010 to 2018 and Chairman and founding partner of CRU Capital from 2017 to 2019. He is currently a member of the compensation and management development committees of DBS Group Holdings Ltd. and DBS Bank Ltd., and the compensation committee of Qorvo, Inc. Mr. Ho was the Chair of the compensation committee of China COSCO Shipping Corporation Limited from 2020 to 2021 and Sinosteel Corporation from 2014 to 2016. He was a member of the management development and compensation committee of Air Products & Chemicals, Inc. from 2014 to January 2025, and the compensation committee of nVent Electric plc from 2018 to 2020, China Mobile Communications Group Co., Ltd. from 2016 to 2020, Dongfang Electric Corporation from 2009 to 2015, TriQuint Semiconductor Inc. from 2010 to 2014 and 3COM Corporation from 2008 to 2010.

• Marie-Lucie Morin has over 30 years of experience in Canadian federal public service where she had the responsibility for various human resources and executive compensation matters. Ms. Morin has expertise in governance, risk management, and talent and culture, including knowledge of and experience with compensation plan design and administration, leadership development and talent management, succession planning and organizational design. She is currently the Chair of the corporate governance and compensation committee of Stantec Inc., the human resources and compensation committee of Chorus Aviation Inc., and the human resources committee of Palette Skills Inc., and was a member of the compensation committee of AGT Foods and Ingredients Inc. from 2016 to 2019.

Executive Compensation	Management information circular 2025 | 67

• Joseph M. Natale was President and Chief Executive Officer of Rogers Communications Inc. from 2017 to 2021, President and Chief Executive Officer from 2014 to 2015 and other executive roles from 2003 to 2014 at TELUS Corporation, Global Leader, Automotive and Transportation Markets and Country Leader, Canada from 2000 to 2003 and Managing Partner from 1997 to 2000 at KPMG Consulting and President and Co-founder of Piller, Natale & Oh Management Consultants from 1990 to 1997. Mr. Natale is currently the Chair of the human resources and compensation committee of The Hospital for Sick Children. He was also a member of the compensation committee of Home Capital Group Inc. from 2022 to 2023, a member of the compensation committee of Celestica Inc. from 2012 to 2017 and the Chair of the human resources and compensation committee at Livingston International from 2008 to 2013.

The MRC's membership is reviewed annually to ensure members have the experience and expertise required to fulfil the MRC's mandate. More information on the operation and activities of the MRC can be found on page 49.

Incentive Plan Review Group - Management oversight

A group of senior executives from finance, actuarial, risk management, legal/compliance, human resources and internal audit comprise our Incentive Plan Review Group (IPRG) and participate in the compensation decision-making process. The IPRG meets prior to each MRC meeting to review the design of our incentive compensation plans, performance targets and assessments, and information on risk management. It provides input for the President & CEO, MRC and the Board to consider as part of their final recommendations and approvals. More information on our decision-making cycle is available on page 71.

Independent advice

Since 2016, the MRC has retained Pay Governance LLC (Pay Governance) as its independent consultant. Pay Governance provides expert advice on the strategy, design and quantum of compensation programs for the CEO and top executive officers and on our executive compensation governance, including advice on compensation programs relating to MFS Investment Management. In addition, the Committee obtains specialized advice from experts as required.

The MRC approves the engagement of the independent consultant, the proposed work plan and all associated fees. It considers any other work to be assigned to the independent consultant that is material in nature and will only approve it if it believes the work will not compromise the consultant's independence as advisor to the MRC.

The independent consultant advises the MRC throughout the year, with management and in regular in- camera sessions, giving input on policy recommendations, helping assess the appropriateness of our executive compensation programs including design and outcomes and reviewing this circular. The MRC considers information provided by the independent consultant and makes recommendations to the Board for approval. It also reviews the performance and independence of the consultant annually. The Board is ultimately responsible for compensation decisions.

The table below shows the fees paid to Pay Governance over the last two years. Pay Governance did not provide (nor receive fees for) any non-executive-compensation-related services to Sun Life over the period.

Executive compensation-related fees	2024	2023
Pay Governance	US$214,223	US$120,017

Alignment of compensation programs and risk management

Our risk management approach

Our compensation programs are aligned to the organization's risk management practices through our:

1. Governance structure for the design and approval of incentive compensation plans.

2. Processes used to support the alignment of compensation and risk management.

Described in more detail below, the MRC concluded that we did not take risks beyond our risk appetite to generate the business results that led to incentive payouts.

We use the "three-lines-of-defence" model as a means to ensure roles and responsibilities are consistent, transparent and clearly documented for decision-making, risk management and control in support of effective governance. Under the model:

Executive Compensation	Management information circular 2025 | 68

• The first line refers to business roles who own, identify, and manage business risks.

• The second line is the oversight functions, which are independent of the first line, and oversee the risk management programs through the risk framework and policies. Independence of the second line is supported with no direct business unit reporting relationships or direct incentive measures based on individual business unit performance.

• The third line of defence is the internal audit function or a third party, which provides independent assurance as to the effectiveness of risk management, control and governance processes.

Governance structure for approval of incentive plans

The MRC reviews the annual, mid and long-term incentive plans, which typically represent ~83%1 of the total spend on incentive programs across the enterprise. The remaining plans are generally sales compensation plans developed within approved frameworks and managed through the three-lines-of-defence model.

Amounts and key risks under these plans are reviewed by the MRC on an annual basis.

In addition to formal approval processes, the following actions also support the alignment of compensation and risk management:

• Identification of Material Risk Takers (MRTs). MRTs are individuals in roles having a material impact on our risk exposure. Pay decisions for MRTs are reviewed by the MRC and alignment of their compensation with long-term performance of the company is ensured by requiring that a minimum of 40% of their variable pay is deferred when the company earnings threshold is exceeded. See page 117 for the aggregate compensation of our MRTs.

• Application of compensation clawbacks. See page 72 for a description of our Clawback Policy.

• Ability to lower share unit payments. The MRC and Board have discretion in the Executive Sun Share plan to cancel all outstanding awards if they determine that payments would seriously jeopardize our capital position or solvency.

• Application of overall discretion. The MRC and Board have discretion to lower or zero out incentive awards, and to lower or not grant long-term incentive awards to individuals or groups, if they conclude results were achieved by taking risks outside of Board-approved risk appetite levels.

• Regular audit of our compensation programs. Internal audit reviews our compensation programs against the FSB Principles and reports to the MRC on its findings regularly in alignment with the MRC Charter.

Processes supporting the alignment of compensation and risk management

Our compensation design and review processes incorporate the following risk management practices:

• They are managed through the three-lines-of-defense model and compensation principles, including alignment with FSB principles.

• Each year an annual business plan is developed and approved by the Board based on approved risk appetite levels and is used as the basis for setting annual performance targets under the AIP.

• The Chief Risk Officer makes an annual presentation to the MRC on the key enterprise risks and whether they are being managed appropriately and if adjustments to outcomes are required, and attends other meetings as required.

• The MRC receives updates on the incentive plan assessments, including human resources talent risk, and has the discretion to lower or zero out incentive awards, and to lower or not grant long-term incentive awards to individuals or groups, if they conclude results were achieved by taking risks outside of approved risk appetite limits.

• The IPRG meets prior to each MRC meeting to review incentive plan outcomes from the perspective of finance, actuarial, risk management, legal/compliance, human resources and internal audit. The IPRG also meets after the end of the year to discuss whether any adjustments should be made to the overall or business group AIP score or individual performance assessment based on the risk, compliance and control environment.

• The MRC annually reviews total rewards recommendations, market positioning, and change in economic value for each Named Executive Officer.

1 2023 incentive payouts paid in 2024.

Executive Compensation	Management information circular 2025 | 69

• The MRC annually reviews aggregate payouts under all incentive programs, the processes and the control environment governing incentive plans and areas of focus for the upcoming year based on an assessment of indicators of potential risk such as size of plan, size and variability of payout levels, and plan design and operational features.

Design of incentive compensation plans to mitigate risk

The design of our incentive plans helps to mitigate risk, as follows:

• Designs are stress-tested to ensure an understanding of possible outcomes.

• Pay mix is managed so that more senior roles have a significant portion of their compensation deferred, a significant portion of which is tied to multi-year performance.

• Executives have share ownership and share retention requirements that reinforce the focus on the long term and alignment with shareholders' interests.

• Caps on payouts are incorporated in all non-sales compensation plan designs and, where appropriate, sales compensation design. Payouts under some compensation plans are designed as a maximum % of a financial measure (e.g., earnings).

• The AIP (see page 75) includes a measure whereby funding can be reduced based on the risk, compliance and control environment.

• Performance measures generally include a mix of financial and non-financial absolute and relative measures.

• AIP funding is limited to total company and business group performance, with no direct compensation impact for sales or decisions around individual products within a business group.

Executive Compensation	Management information circular 2025 | 70

Decision-making cycle

Our annual incentive decision-making cycle is a rigorous process carried out in three stages for the relevant performance period:

Use of discretion

The Board has discretion to:

• Increase or decrease awards under the AIP based on its assessment of risk management and the impact on our financial results, and other factors that may have had an effect on performance.

• Lower or zero out AIP awards, and to lower or not grant new long-term incentive awards for individuals or groups, if it concludes that results were achieved by taking risks outside of Board approved risk appetite levels.

• Cancel outstanding awards under the Executive Sun Share plan if it determines that payment would seriously jeopardize the capital position or solvency of the organization.

Actual use of discretion has been modest and is a mixture of positive and negative over time.

Executive share ownership and share retention requirements

Our executives align their interests with those of our shareholders by holding an ongoing stake in the company. Those new to the company or newly promoted have five years to achieve their required minimum ownership levels, which can include ownership of common shares, DSUs, Sun Shares and SLC Management Phantom Units. Stock Options are not included in the calculation of executive ownership.

Executive Compensation	Management information circular 2025 | 71

In 2016, we increased the minimum levels of share ownership for NEOs and added a requirement that they achieve at least 25% of their minimum level of share ownership through personal ownership of shares and DSUs.

In addition, starting with grants in 2017, we added a requirement that following an exercise of stock options, our active executive officers must retain shares equal to 50% of the after-tax gain from the exercise for three years. This hold requirement does not apply if they have achieved their SOR and at least 25% of their minimum level of share ownership through personal ownership or if they retire.

For 2025, the President & CEO is required through the Compensation and Appointment Policy to annually acquire shares supporting alignment with shareholder experience. This puts into policy what is already a practice of Mr. Strain.

	Multiple of annual salary	Post-retirement guidelines
Chief Executive Officer (CEO)	10x	• Hold at least 100% of guideline for 1 year
• Hold at least 50% of guideline for 2 years
Named Executive Officers (NEO)	5x	• Hold at least 100% of guideline for 1 year

All insiders must follow our insider trading rules, and executives and directors must notify the appropriate individual of their intention to trade in our securities. Executives must notify the CEO, while directors, including the CEO, must notify the Chair of the Board. The Chair of the Board must notify the Chair of the governance committee.

For a summary of current share ownership, see page 84.

No hedging or pledging

We have a policy that prohibits all insiders subject to our SOR from participating in equity monetization transactions including pledging or hedges involving the company's securities.

Clawbacks

Our Clawback Policy, which is in accordance with SEC clawback policy rules, gives the Board discretion to reclaim or "clawback" incentive compensation in situations where a current or former employee received excessive or undeserved compensation. This includes instances of misconduct (all employees) or in the case of a financial restatement (Executives).

More specifically, all of the pre-tax incentive compensation received by any current or former employee during the previous three completed fiscal years can be reclaimed in the event that such person is determined by the Board to be engaged in misconduct, including fraud, dishonesty, negligence, and/or non- compliance with legal requirements or our internal policies, including the Code of Conduct. This includes situations that could result in material reputational failure. In addition, the Board will demand recoupment of the pre-tax amount of any incentive compensation erroneously received by a current or former executive officer based on a financial reporting measure that is subject to a financial restatement, which may include stock price and total shareholder return, during the three completed fiscal years immediately prior to the date the company is required to prepare the applicable financial restatement (or the relevant transition period).

Executive Compensation	Management information circular 2025 | 72

Our compensation program

Seven components made up our 2024 compensation program:

Component	Pay type	Performance period	Who's eligible
Salary	Fixed	• reviewed annually	• all employees
Annual incentives	Variable	• 1 year	• all employees
Sun Share plan	Variable	• 3 years' forward-looking performance	• key contributors; Vice-Presidents and above
Executive stock option plan	Variable	• 10 years	• Executive Team
• vest 50% in year 3 and 50% in year 4 respectively
DSU plan	Variable	• redeemed when the executive leaves the organization	• Vice-Presidents and above
Pension and other benefits	Fixed	• accrue during employment	• all employees
Perquisites	Fixed	• available during employment	• Vice-Presidents and above

In addition to the above, the Executive Chair, SLC Management participates in the SLC Management Phantom Unit Plan, as described below.

Component	Pay type	Performance period	Who's eligible
SLC Management Phantom Unit Plan	Variable	• 3years' forward-looking performance	• Director and above levels in SLC Management

The majority of compensation paid to our senior executives is variable and at risk. Pay mix varies based on the ability of the executive to influence short and long-term business results, the level and location of the executive and competitive practices. The average mix of total direct compensation by level, based on target pay, is summarized below. The actual pay mix for individuals may be different depending on business and individual performance and geographic location, as well as investor experience (i.e., dividends and share price movements), per our guiding principles. Pension, benefits, and perquisites are supplemental, and outlined on pages 101 to 103.

Chief Executive Officer	Executive Team

Executive Compensation	Management information circular 2025 | 73

Benchmarking

• Through independent third-party survey providers, we look at how other companies similar to us compensate similar roles taking size of organization into account. We look at each component of compensation along with total compensation to ensure we can attract and retain the talent we need.

• Surveys of peer groups are used to benchmark our compensation levels for certain executive officers, as outlined below. We select these surveys because they include the leading financial services organizations in Canada and the broader U.S. insurance industry with whom we compete for talent. We also review publicly disclosed compensation information for relevant companies and compensation information for the asset management sector as appropriate before setting the compensation range for our executive officers.

• Canadian market survey: The Financial Services Executive Compensation Survey produced by Korn Ferry is used to benchmark Canadian executives. Our Canadian peer group is made up of six major Canadian banks and two insurance companies:

• BMO Financial Group	• Manulife Financial	• Scotiabank
• Canada Life	• National Bank Financial Group	• TD Bank Group
• CIBC	• RBC

• U.S. market surveys: The Diversified Insurance Study of Executive Compensation produced by Willis Towers Watson is used to benchmark most U.S. executives. The study includes 19 publicly traded (or subsidiary) U.S. insurance companies (in addition to Sun Life):

• AFLAC	• Corebridge Financial	• Principal Financial Group
• AIG	• Equitable	• Prudential Financial
• Allianz Life	• Genworth Financial	• Transamerica
• Allstate	• Hartford Financial Services Group	• Unum
• Brighthouse Financial	• John Hancock	• Voya Financial Services
• Cigna	• Lincoln Financial
• CNO Financial	• MetLife

• For Mr. Peacher, Executive Chair, SLC Management, we consider benchmarking information from the 2024 Radford McLagan Compensation Database, which includes investment management roles from over 130 U.S. asset management firms.

Executive Compensation	Management information circular 2025 | 74

Salaries

Salaries provide a portion of pay that is fixed. We set individual salaries, based on the scope and mandate of the role vs. benchmarks, performance and experience of the individual, and internal equity.

Annual incentive plan

The AIP delivers a portion of pay based on the achievement of annual business and individual performance objectives. Business objectives include earnings, growth and Client measures.

Awards are determined using the following formula:

Annual incentive plan target ($)	X	Business results (%)	X	Individual multiplier (%)	=	Annual incentive plan award ($)

Business results

We used performance versus targets on four measures to assess our total company performance under the AIP as outlined below.

Our AIP measures are reviewed regularly for alignment to strategy, and market practice. In 2025, our client measures have been updated to align to our Client Impact Strategy including a focus on frictionless digital relationships and driving positive health and financial outcomes aligned to our Purpose.

The performance payout factor for reported EPS ranges from 0% for below threshold results to 150% for outstanding results. For underlying EPS and Growth it ranges from 0% to 200%, and for Client measures it ranges from 0% to 150%.

Executive Compensation	Management information circular 2025 | 75

Management uses a business performance scorecard to conduct a comprehensive "look back" on performance and ensure fairness and reasonableness of the final performance payout factor. Total company performance is reviewed to confirm the calculated results and inform whether a discretionary adjustment of up to +/- 20% is appropriate based on a set of guiding principles. Our principles include having a bias for the calculated result, applying positive and negative discretion with the expectation to be neutral over time, focusing on items unknown when setting business plan that had a material impact, and applying informed judgement. We test for symmetry and consistency of decision making over time. The plan also includes a modifier for Risk, Compliance and Control considerations that is neutral to negative, and can be applied to lower the overall business result to zero. The MRC maintains the discretion to increase, lower or zero out incentive awards.

Calculated payout factor	+/-	Scorecard adjustment (if any)	-	Risk, Compliance and Control adjustment (if any)	=	Final performance

Underlying net income (loss) removes from reported net income (loss) the impacts of items as defined in Section M - Non-IFRS measures in our 2024 MD&A filed with Canadian securities regulators.

Mix of business results

The mix of business results for our NEOs in 2024 was as follows:

	Total Company
	Reported EPS	Underlying EPS	Growth	Client measures
CEO	25%	25%	25%	25%
CFO

	Total Company	Relevant Business Group
	Reported EPS	Underlying Net Income	Growth	Client measures
NEOs (excluding the Executive Chair, SLC Management)[1]	25%	25%	25%	25%
Executive Chair, SLC Management	Performance of SLC Management business group including Client outcomes, investment performance, and financial measures.

1 Mr. Singh was appointed as President of Sun Life Asia on March 18, 2024, while continuing to serve as EVP & Chief Financial Officer until April 8, 2024; his 2024 AIP payout is based on total company results for the period he held the role of EVP & Chief Financial Officer and is based on business group results while President, Sun Life Asia.

Growth, measured as performance versus target, is based on Canada VNB for the President, Sun Life Canada, U.S. Client Revenue for the President, Sun Life U.S. and Asia VNB for the President, Sun Life Asia.

In addition to 25% weight on total company reported EPS, Executive Team members who run a business group continue to have a significant portion of their compensation tied to total company results through the mid and long-term incentive programs.

Individual multiplier

All eligible employees, including the NEOs, receive an individual performance multiplier based on their individual contributions during the year. Performance is assessed against individual performance objectives for the year. The individual multiplier also includes a modifier for Risk, Compliance and Control considerations that is neutral to negative, and can be applied to lower the overall individual result.

Executive Compensation	Management information circular 2025 | 76

Long-term incentive compensation

Our long-term incentive programs deliver a portion of pay that is earned over a multi-year vesting period and aligned with shareholder interests. Our long-term incentive grants consisted of two different vehicles- phantom unit plans, predominantly Sun Shares, and stock options. Sun Share grants made in 2024 reflected our new design described below.

These incentive plans are designed to align and reward executives and other key contributors for creating shareholder value and generating superior returns over the performance period of the plans, which range from three to 10 years. In the case of the CEO and the Executive Team, the proportion of long-term incentive delivered in options is considered in light of age and career stage and is limited to a maximum of 15% of total long-term incentive.

Incentive pools are allocated to business leaders to decide the award for participants based on contributions during the year and their potential impact on long-term results. Awards are granted as a fixed amount however, the actual payout value will vary based on performance measures described below. For the SLC Management Phantom Unit Plan, the actual payout value is based on SLC Management performance over the performance period. Prior to approving awards, the MRC receives information on past awards for each Executive Team member. Awards are granted based on position level, individual performance and potential, and competitive practice.

Long-term Compensation Mix (Executive Team):

For Mr. Peacher, the 2024 LTI mix is 15% stock options, 35% Sun Shares, and 50% SLC Management Phantom Units.

Executive Compensation	Management information circular 2025 | 77

Executive Sun Share Plan

The Executive Sun Share plan rewards individuals for creating absolute and relative shareholder value, over a five- year period with greater weight given to performance over the final three years, as well as delivering on Return on Equity (ROE) targets and sustainability aspirational goals aligned to our sustainability strategy.

Objectives for the Executive Sun Share plan include aligning payouts to sustained performance on multiple metrics reflecting external, absolute and relative performance, and internal performance measures, to provide a fulsome view of overall performance. The plan design has a range of potential payouts (from 0% to 200% of target) for our most senior executives, reflecting their accountability and impact on our results. Less senior participants have a narrower range of potential payouts because our focus at those levels is more on alignment of deferred pay to absolute TSR and retention.

Executive Sun Share Plan Design - For 2023/2024 grants

Our 2023/2024 Executive Sun Share grants incorporate four performance measures capturing external absolute and relative performance, and internal performance outcomes:

Performance Measure	Description	Applies to
1. Absolute TSR	The underlying value of the share units based on increases or decreases to share price and dividend performance.	All Sun Share participants
2. Relative TSR	Modifies the ultimate number of units awarded based on our relative TSR performance versus peers.	Vice-Presidents and above
3. Underlying ROE	Underlying net income (loss) divided by the total weighted average common shareholders' equity for the period. ROE provides an indication of the overall profitability of the company. Underlying ROE is included in the plan to incent achievement of our Medium Term financial Objectives and continued focus on capital allocation decisions.
4. Sustainability Modifier	Modifies our combined Relative TSR and underlying ROE score based on performance over three years against four aspirational goals, aligned to three of our Sustainability focus areas: Advancing Sustainable Investing, Building Resilience to Climate Change, and Operating as a Trusted and Responsible Business, specifically:

1. New sustainable investments ($B) over the performance period. Includes new investments in assets and businesses that support transition to a low- carbon and more inclusive economy[1].

2. Absolute reduction of greenhouse gas emissions in our operations (tonnes of carbon dioxide equivalents) An interim goal, measured against 2019 baseline reflecting target progress over the performance period towards our publicly disclosed 2030 goal. Includes emissions resulting from global corporate offices and data centres as well as from business travel, inclusive of majority-owned Sun Life affiliate companies. Refer to the 2023 & 2024 GHG Emissions Methodology for more information.

3. Gender parity in senior management globally[2].

4. 25% underrepresented ethnicity representation in senior management in North America.

For more information on Sun Life's sustainability aspirational goals, refer to our Sustainability Report available at sunlife.com/sustainability.

1 Sustainable investments meet one or more of the criteria for investments based on ICMA Green Bond Principles, ICMA Social Bond Principles, ICMA Sustainability Bond Guidelines, GRESB Real Estate Benchmark, and/or PRI Impact Investing Market Map. Where issuers do not obtain a third-party opinion or provide an internal opinion on their issuance, our investment professionals apply judgment to assess whether the use of proceeds meets the standards set out in the ICMA Principles.

2 Gender parity is defined as women representation between a range of 47% to 53%. This range accounts for employees who identify as non-binary based on current global averages.

The grant value of each Sun Share is the average closing price of our common shares on the TSX over the five trading days before the grant date. Sun Shares accumulate dividend equivalents over the performance period and vest in full after three years, if earned. Dividends are only paid if the underlying shares are earned.

Executive Compensation	Management information circular 2025 | 78

The payout value of each Sun Share is based on the average closing price of our common shares on the TSX over the five trading days before the vesting date and is adjusted through the application of the performance factor for executives.

The formula below shows how we calculate the payout value of Sun Shares for NEOs:

Sun Shares (#)	X	Performance factor	X	Share price ($)	=	Payout value
(number of units awarded plus additional units credited as reinvested dividends)		(0% to 200%) see calculation below		(average price of our common shares on the TSX over the five trading days before the vesting date)		of Sun Shares on vesting ($)

In 2023/2024, our executive LTI performance factor is calculated as:

75% Relative TSR	+	25% Underlying ROE	+/-	10 pp Sustainability Modifier	=	Performance factor

Relative TSR

Relative TSR is weighted at 75% of the overall performance factor. We calculate the TSR performance factor for Sun Shares using the weighted average of three annual three-year TSR factors (called "Multipliers" in the illustration below). The annual TSR factor is calculated as the change in price of our common shares over the 36-month period ending December 31 of the applicable year plus reinvested dividends during the same period measured relative to peers.

For all grants, the most recent Multiplier has the heaviest weighting (50%), with the the other two Multipliers weighted at 25%. For example, for the 2024 Sun Share grant, the annual TSR factors are weighted as follows:

We benchmark our relative TSR performance against a weighted average of 14 public Canadian banks and North American insurance and asset management companies. These companies are most similar to us in terms of measuring business performance since they operate in the same broader financial services market and directly compete with us in some business segments. We also compete with these companies for talent and access to capital. The companies listed were used in calculating the annual performance factors for the 2024 Sun Share grant.

The performance peer group is a subset of the peer groups that we use for benchmarking compensation levels (see page 74).

	Weight	Sun Share Benchmark Peers
Canadian banks	20%	• Bank of Montreal	• Royal Bank of Canada	• Toronto-Dominion Bank
		• Canadian Imperial Bank of Commerce	• Scotiabank
North American insurance and asset management companies	80%	• Great-West Life • Equitable Holdings • Lincoln Financial	• Manulife Financial • MetLife • Principal Financial Group	• Prudential Financial • T. Rowe Price • Unum Group

For 2023 and 2024 grants only, the performance range around the peer group weighted average is +/- 15 pp.

Executive Compensation	Management information circular 2025 | 79

This range was implemented on a temporary basis, to reflect the potential for more variable outcomes during the transition to the new IFRS 17 and 9 accounting standards given, these standards apply only to Canadian insurance companies. Beginning in 2025, the relative TSR performance range will revert to +/- 10 pp (performance range for 2022 and prior).

Executive Sun Share Performance and Payout Ranges

Level of performance	If the 3-year relative TSR[1]	Then the annual TSR factor is
Maximum	exceeds the weighted average by 15% or more	200%
Target	is at the weighted average	100%
Threshold	is at 15% below the weighted average	25%
Below threshold	is more than 15% below the weighted average	0%

1 Performance range for awards beginning 2025 will be +/-10% pp, see Changes for 2025 (page 63).

Intermediate values are interpolated.

Underlying ROE

Underlying ROE is weighted at 25% of the overall performance factor. Three one-year goals will be aligned to each year's business plan, and the final result will be the average of performance equally weighted in each of the three years. The performance range around each annual goal is +/- 15% (threshold-maximum). Aligned to Relative TSR, the payout range is 0% if underlying ROE is Below threshold, 25% if underlying ROE is at Threshold, 100% if underlying ROE is at Target, and 200% if underlying ROE is at Maximum. Intermediate values are interpolated.

Sustainability Modifier

The Sustainability modifier can adjust the combined relative TSR (75% weight) and underlying ROE (25% weight) payout factor by up to +/- 10 pp. The Sustainability modifier applied will be either -10 pp, -5 pp, "no change", +5 pp or +10 pp. Scores are assessed based on our performance over three years against aspirational goals aligned to certain of our Sustainability focus areas. Each goal has an associated baseline and performance against each goal will be weighted equally in the assessment. Performance over the period will be assessed to determine the degree of success in achieving the four aspirational goals. Starting in 2025, the sustainability modifier will not be part of our design (see Changes for 2025 page 63).

Executive Sun Share Plan Design - For 2022 grant and prior

Prior to 2023, our design incorporated two performance measures capturing external absolute and relative performance:

Performance Measure	Description	Applies to
1. Absolute TSR	the underlying value of the share units based on increases or decreases to share price and dividend performance	All Sun Share participants
2. Relative TSR	modifies the ultimate number of units awarded based on our relative TSR performance versus peers	Vice-Presidents and above

The relative TSR performance measure for executives ensures that payouts are aligned to both absolute and relative total return performance over the performance period.

The grant value of each Sun Share is the average closing price of our common shares on the TSX over the five trading days before the grant date. Sun Shares accumulate dividend equivalents over the performance period and vest in full after three years. The payout value of each Sun Share is based on the average closing price of our common shares on the TSX over the five trading days before the vesting date and is adjusted through the application of the performance factor for executives.

The formula below shows how we calculate the payout value of Sun Shares for NEOs:

Sun Shares (#)	X	Performance factor	X	Share price ($)	=	Payout value
(number of units awarded plus additional units credited as reinvested dividends)		(0% to 200%) based on the weighted average of three annual 3-year TSR factors		(average price of our common shares on the TSX over the five trading days before the vesting date)		of Sun Shares on vesting ($)

Executive Compensation	Management information circular 2025 | 80

We calculate the TSR performance factor for Sun Shares using the weighted average of three annual three- year TSR factors (called "Multipliers" in the illustration below). The annual TSR factor is calculated as the change in price of our common shares over the 36-month period ending December 31 of the applicable year plus reinvested dividends during the same period measured relative to peers.

For all grants, the most recent Multiplier has the heaviest weighting (50%), with the the other two Multipliers weighted at 25%. For example, for the 2021 grant, the annual TSR factors is weighted as follows:

We benchmark our performance under the Executive Sun Share plan against a custom weighted index of 12 public Canadian banks and North American insurance companies. These companies are most similar to us in terms of measuring business performance since they operate in the same broader financial services market and directly compete with us in some business segments. We also compete with these companies for talent and access to capital. The companies listed below have been used in calculating the annual performance factors since 2015.

This custom weighted index is a subset of the peer groups that we use for benchmarking compensation levels (see page 74). The custom weighted index is not used for any other purpose.

	Weight	Sun Share Benchmark Peers (2017-2022 grants)
Canadian banks	25%	• Bank of Montreal	• Royal Bank of Canada	• Toronto-Dominion Bank
		• Canadian Imperial Bank of Commerce	• Scotiabank
North American insurance companies	75%	• Great-West Life • Equitable Holdings • Lincoln Financial	• Manulife Financial • MetLife • Principal Financial Group	• Prudential Financial • T. Rowe Price • Unum Group

Executive Sun Share Performance and Payout Ranges

Level of performance	If the 3-year relative TSR	Then the annual TSR factor is
Maximum	exceeds the average of the custom weighted index by 10% or more	200%
Target	is at the average of the custom weighted index	100%
Threshold	is at 10% below the custom weighted index	25%
Below threshold	is more than 10% below the average of the custom weighted index	0%

Intermediate values are interpolated.

Executive Compensation	Management information circular 2025 | 81

Executive stock option plan

Stock options reward participants for their contributions to increasing long- term shareholder value. Starting in 2023, grants vest 50% on the third anniversary of the grant date and 50% on the fourth anniversary of the grant date.

Only Executive Team members receive a portion of their annual long-term incentive award in options which are a maximum of 15% of their long-term incentive. The exercise price of an option is the closing price of our common shares on the TSX on the grant date. Options are exercisable until 10 years after grant. Options are not subject to any performance goals and only have value if the price of our common shares increases after the grant date.

The MRC recommends the terms of each grant to the Board for approval. The exercise price of an option already granted cannot be lowered or forfeited in exchange for options with a lower exercise price. If there is a change of control, the Board can choose from a range of alternatives to address outstanding options, including accelerated vesting. Options cannot be transferred or assigned.

The option plan may be amended by the Board as long as we receive other necessary approvals. The following amendments require shareholder approval unless they result from the plan's anti-dilution provisions:

• increasing the number of common shares that can be issued under the plan.

• reducing the exercise price of an option, including cancelling and re-granting an option on different terms within three months.

• extending the expiry date of an option or permitting the grant of an option with an expiry date of more than 10 years from the grant date.

• permitting an option to be transferred other than to a spouse, minor child or minor grandchild.

• expanding the categories of eligible participants in the plan.

• increasing or deleting the limits relating to common shares that may be issued to insiders or any one person.

• permitting other types of compensation (e.g., share awards) by issuing equity.

• revising the amendment procedure itself.

Starting in 2023, grants will vest 50% on the third anniversary of the grant date and 50% on the fourth anniversary of the grant date. This aligns us more closely to market practice and emphasizes the long-term nature of this program.

In 2025, the Board approved certain amendments to the option plan in order to (i) clarify some employment-related concepts and (ii) make other housekeeping amendments. These amendments did not require shareholder approval pursuant to the amendment provisions of the plan.

For grants from 2019 onwards, the Board has amended our option plan to align our post-retirement treatment of options with our peer group. Options granted under the amended plan will terminate on the earlier of the last exercise date of the options and the date that is 60 months following the retirement of the Executive.

Starting with the 2017 grant, if an executive has not achieved share ownership and personal ownership requirements, we require that active executives hold shares equal to 50% of the after-tax gain on exercise for 3 years.

The plan allows the Board to grant options with stock appreciation rights, although it has not granted any to date. A stock appreciation right allows the executive to exercise his or her option and receive, in cash, the difference between the market price of our common shares and the exercise price of the option.

Stock appreciation rights provide the same compensation value as the underlying options.

The table below shows the number of options granted, outstanding and available for grant under the option plan as of December 31, 2024. We can issue up to 29,525,000 of our common shares under the plan (5.1% of the shares outstanding as of December 31, 2024), as long as we do not issue more than 10% of our total outstanding common shares to insiders and no more than 1% to any one person. Stock option grants are determined based on a calculated five-year-average Black-Scholes value (14.2% for February 2024 grants, 13.0% for February 2023 grants and 12.3% for February 2022 grants).

Executive Compensation	Management information circular 2025 | 82

	2024		2023		2022
Measure of		% of shares		% of shares		% of shares
dilution	# of options	outstanding	# of options	outstanding	# of options	outstanding
Annual grant[1]	487,738	0.08	789,963	0.14	709,248	0.12
Options outstanding[2]	3,119,926	0.54	3,428,382	0.59	3,588,520	0.61
Options available for grant[3]	2,024,299	0.35	2,424,145	0.41	3,214,108	0.55
Overhang[4]	5,144,225	0.90	5,852,527	1.00	6,802,628	1.16
Burn rate[5]		0.08		0.14		0.12

1 the total number of options granted under the option plan each year

2 the total number of options outstanding at the end of each year, including the annual grant

3 the number of options in reserve approved by shareholders that are available for grant at the end of each year

4 the number of options outstanding plus the number of options in reserve approved by shareholders that are available for grant in the future

5 the number of awards granted in the applicable fiscal year as a percentage of the weighted average number of outstanding shares for the same fiscal year

SLC Management Phantom Unit Plan

The SLC Management Phantom Unit Plan rewards individuals for mid-term performance and growth of SLC Management. No significant changes were made for 2024.

The plan allows participants to share in the overall success and value creation of SLC Management and aligns the interest of participants and shareholders in the corporation by providing incentive for future performance. For Mr. Peacher, the 2024 plan rewards performance over a three-year period based on overall SLC Management performance metrics; third party AUM, third party fee revenue, and Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA). SLC Management Phantom Units vest in full on the third anniversary of the grant date and are paid in cash.

Mix of long-term incentive vehicles

The current mix of long-term incentive vehicles for eligible participants is as follows:

Eligible participants		Stock Options	Sun Shares	SLC Management Phantom Units
CEO and Executive Team (excluding the Executive Chair, SLC Management)		15%	85%	-
Executive Chair, SLC Management		15%	35%	50%
Senior Vice-Presidents, Vice-Presidents and key contributors (below Vice-President)		-	100%	-
SLC Management	Senior Managing Directors, Managing Directors and key contributors	-	-	100%
	Select Senior Managing Directors	-	Mix of SLC Management Phantom Units and Sun Shares

Executive Compensation	Management information circular 2025 | 83

DSU plan

The DSU Plan provides an opportunity for executives to voluntarily defer a portion of their incentive awards into DSUs, which vest on grant and pay after they leave the company. No significant changes were made for 2024.

DSUs are an effective way for executives to meet their SOR and they can only be redeemed when the executive leaves the organization. We sometimes grant DSUs to new executives to replace the long-term value they forfeited with a previous employer, and on a limited basis to recognize additional responsibilities associated with promotions during the year.

DSUs are redeemed for cash based on the value of our common shares at the time of redemption, plus any dividend equivalents accumulated over the period.

The formula below shows how we calculate the payout value of DSUs:

DSU (#)	X	Share price ($)	=	Payout value
(number of units plus additional units credited as reinvested dividends)		(average price of our common shares on the TSX over the five trading days before the redemption date)		of DSU on redemption ($)

Share ownership levels

The table below shows the values of common shares and share units held by each NEO as of December 31, 2024. We calculated the value of common shares and share units using $85.35, the closing price of our common shares on the TSX on December 31, 2024. In 2016, we added a requirement for the CEO and Executive Team members to achieve at least 25% of their minimum level of personal share ownership through shares and DSUs (personal ownership excludes Sun Shares and Stock Options). Neither vested nor unvested options are counted in ownership. If a vested option is exercised and held, it has become a share, which is counted. Beginning in 2025, there is a policy requirement that the President & CEO acquire shares annually, supporting alignment with shareholder experience. Starting with the 2017 grant, if an executive has not achieved the minimum level of SOR, an active executive will have to hold shares equal to 50% of the after-tax gain on exercise for 3 years. For presentation purposes, the Sun Shares have been valued using the target performance factor (100%).

			Total share ownership at December 31, 2024 ($)
								Personal
		Total			SLC			Ownership
	Minimum	ownership			Management			Achieved
Named executive	ownership	as amultiple	Common		Phantom		Total	(need 25%
officer	requirement	of salary	shares	Sun Shares	Units	DSUs	ownership	or greater)
Kevin D. Strain	10x salary	28.2	4,720,264	22,517,588	-	971,711	28,209,563	56.9%
Timothy Deacon[1]	5x salary	6.8	3,098	1,932,879	-	2,147,614	4,083,591	0.1%
Jessica Tan[1]	5x salary	14.7	1,150	3,498,861	-	9,025,896	12,525,907	-%
Stephen C. Peacher	5x salary	22.2	-	8,262,912	11,517,974	3,054,520	22,835,406	59.5%
Daniel R. Fishbein	5x salary	14.8	456,058	10,079,003	-	1,617,722	12,152,784	50.5%
Manjit Singh	5x salary	18.4	114,218	7,665,313	-	5,134,292	12,913,823	149.5%

1 Mr. Deacon's DSUs, value at $1,700,050, will vest 50% in 2025 and 50% in 2026. Ms. Tan's DSUs, valued at $8,900,068, will fully vest in five years, When vested, they will be counted towards personal ownership.

All NEOs have met their SOR and personal ownership requirement by the attainment date.

Executive Compensation	Management information circular 2025 | 84

Pension benefits

Our pension plans deliver a portion of pay that provides protection and wealth accumulation for retirement. Only defined contribution plans are available to new hires worldwide (except for our defined benefit plan in the Philippines, which is limited to employees of the local subsidiary). The NEOs participate in the pension plans available in their country of employment.

Canadian plans

On January 1, 2009, we closed the Canadian staff defined benefit plan to new employees and replaced it with a defined contribution plan, which we describe in more detail below. Canadian employees hired before then continue to participate in the previous plan, which includes both defined benefit and defined contribution components.

Mr. Strain was hired before 2009, and he participates in the defined benefit plan. Ms. Tan and Mr. Deacon are NEOs in Canada who were hired after January 1, 2009, and they participate in the defined contribution plan.

Our retirement program for Canadian employees hired before January 1, 2009 (including applicable NEOs) consists of two elements:

• a defined benefit accrual for service prior to 2005.

• a combination of defined benefit and defined contribution accruals for service after January 1, 2005.

Benefits up to the tax limits are paid from registered plans. Benefits above the tax limits are paid from non- registered pension plans that are secured, where applicable, through a Retirement Compensation Arrangement.

Defined benefit formula for service prior to 2005

The pension formula for service prior to 2005 depends on which legacy pension plan the applicable executive participated in. Mr. Strain's defined benefit pension formula for service prior to January 1, 2005 is based on the Clarica pension plan, which was acquired by Sun Life in 2001.

Years of service before 2005	X	1.0% of average pensionable earnings up to $100,000	+	1.50% of average pensionable earnings above $100,000	=	Annual pension as of age 65

Under the Clarica formula, pensionable earnings consist of annual salary and annual incentives. Average pensionable earnings is based on the employee's highest average pensonable earnings in the best three consecutive years in the last 120 months of employment.

Clarica benefits are payable from age 65 for life, with 60 monthly payments guaranteed. Other forms of payment are available on an actuarially equivalent basis. Employees with Clarica service can retire as early as age 55, and the benefit is reduced by 3% for each year that retirement precedes age 63, and an additional 3% for each year that retirement precedes age 60.

Defined benefit formula for service after 2004

(Designated executive, Mr. Strain)

Years of service after 2004	X	1.6% of average pensionable earnings	=	Annual pension as of age 65

Under this formula, pensionable earnings consist of annual salary and the actual annual incentive award, capped at the lesser of 100% of target and 100% of base salary. Average pensionable earnings is based on the employee's highest average pensionable earnings in any three consecutive calendar years in the last 10 years of employment.

The pension is payable for the lifetime of the employee. Other forms of payment are available on an actuarially equivalent basis.

If a designated executive leaves before age 62, the pension formula is reduced. If they leave:

• before age 51, we use a factor of 1.0% in the pension formula (instead of 1.6%).

Executive Compensation	Management information circular 2025 | 85

• between the ages 51 and 62, we increase the factor of 1.0% by 0.05% for each complete year between age 50 and retirement, to a maximum of 1.6% at age 62 or later.

Designated executives can choose to start receiving the pension benefit as early as age 55, but the benefit is actuarially reduced from age 62 to reflect the earlier start.

The total combined annual pension benefit for all service in all company sponsored defined benefit plans, excluding Clarica service, is capped at 65% of the NEO's highest consecutive, three-calendar-year average pensionable earnings over the last 10 years of employment. Pensionable earnings include actual annual incentive compensation only up to the target level, limiting the pension benefit for all employees even if annual incentive awards are paid above target levels. The target incentive is further capped at 100% of annual salary for service after 2004.

Mr. Strain's annual pension in respect of all service is limited to a maximum of $1,400,000.

Defined contribution plan for employees hired before 2009

The pension plan also includes a defined contribution component for service after 2004. Employees can contribute 1.5% of pensionable earnings up to the year's maximum pensionable earnings (YMPE), and 3.0% of pensionable earnings above the YMPE. Sun Life matches 50% of employee contributions. Pensionable earnings consist of salary and actual annual incentive, capped at target. Participants will receive the value of their vested accumulated contributions and associated investment return upon termination or retirement.

Total contributions to the plan (employee and company matching contributions) are subject to the limits of the Income Tax Act (Canada). Employee and company contributions end once the maximum contribution limit is reached ($32,490 for 2024).

Defined contribution plan for new hires after 2008

New hires on or after January 1, 2009 participate in the Sun Life staff pension plan, which provides a core company contribution of 3% of pensionable earnings from the date of hire. Employees have the option to make voluntary contributions of 1% to 5% of pensionable earnings and will receive a matching company contribution of 50%. Starting in 2020 new hires are auto-enrolled at the 5% level and can adjust their contribution level to suit their needs. Pensionable earnings consist of salary and actual annual incentives, capped at target. Company contributions vest immediately, and participants will receive the value of their vested accumulated contributions and associated investment return upon termination or retirement. Total company and employee contributions are restricted to the defined contribution limit in the Income Tax Act (Canada) ($32,490 for 2024).

Vice-Presidents and above hired on or after January 1, 2009, including Ms. Tan and Mr. Deacon, participate in a supplemental, non-registered defined contribution plan. Once an executive has reached the maximum limit under the registered plan, the supplemental plan provides a contribution of 10.5% of his or her pensionable earnings above the level of pay where the maximum contribution limit is reached for the registered plan. The contribution rate in the supplemental plan is set at 10.5% to equal the maximum amount that the company and employee, combined, can contribute under the registered plan.

Executive Compensation	Management information circular 2025 | 86

U.S. plans

On January 1, 2006, the defined benefit plan in the U.S. was frozen to new entrants and participants who were under age 50 and had not yet reached 60 years of combined age and service (60 points). We introduced a Retirement Investment Account (RIA), an employer-paid defined contribution arrangement, to replace the defined benefit plan as of January 1, 2006. In December 2014, the defined benefit pension plan was frozen for all legacy participants who were still accruing benefits. Mr. Peacher and Dr. Fishbein, our NEOs in the U.S., were hired after January 1, 2006 and do not participate in the defined benefit plan.

Our U.S. defined contribution retirement program has three elements:

• a voluntary tax-qualified 401(k) plan.

• a tax-qualified RIA that provides automatic employer contributions.

• a non-qualified retirement investment plan for certain employees whose compensation exceeds the IRS limits (US$345,000 for 2024).

• Mr. Peacher and Dr. Fishbein participate in all three elements of the program.

401(k) plan

Employees can contribute up to 60% of their eligible earnings (salary, sales incentives, actual incentive payments, and other eligible pay), up to the maximum contribution set by the IRS (for 2024, US$23,000 plus an additional US$7,500 for participants age 50 and older). A participant can contribute on a pre-tax or after- tax basis. Beginning January 1, 2019, we match 100% on the first 3% and 50% on the next 2% of the employee's contribution (maximum of US$13,800 matching contributions for 2024). Participants receive the value of their vested accumulated contributions and associated investment return upon termination or retirement.

Effective January 1, 2019, the 401(k) plan was changed to qualify for certain IRS "safe harbor" rules and to add auto-enrollment and auto-escalation features. All new hires who do not make an election will be automatically enrolled at 3% employee contribution level, which will increase by 1% each subsequent year until reaching 10%. Employees can adjust their level of contributions to meet their needs.

RIA

We contribute a percentage of eligible earnings to the RIA each year based on the employee's age and years of service, as of January 1. The NEOs in the U.S. participate in the RIA and their eligible earnings consist of salary plus the actual incentive bonus up to the IRS compensation limit, and other eligible pay (US$345,000 for 2024).

The table below shows the age and service criteria for the RIA contribution.

Age and service at January 1	% of eligible earnings
Under 40	2
40 to 54	4
55 and over	6

Total contributions that we and the participant make to the tax-qualified RIA and the 401(k) cannot exceed the maximum set by the IRS (US$69,000 for each participant under age 50 and $76,500 for each participant age 50 or older in 2024). Maximum eligible earnings that can be used to determine the annual allocations under the RIA and the 401(k) are US$345,000 for each participant in 2024.

Non-qualified retirement investment plan (Top-Hat)

We contribute 15% of eligible earnings that exceed the IRS compensation limit for the tax-qualified plan. Eligible earnings for the Top-Hat plan are defined as salary plus the actual incentive bonus, capped at the target payout.

Executive Compensation	Management information circular 2025 | 87

Hong Kong plans

Hong Kong employees participate in a defined contribution plan. The plan includes mandatory and voluntary provisions. Mr. Singh participates in the Hong Kong plan.

Mandatory provisions

Mandatory provisions are those required under applicable Hong Kong law. Pensionable earnings are the lesser of the employee's salary and $HK 30,000 per month. Employee mandatory contributions are 5% of pensionable earnings. Company mandatory contributions are 5% of pensionable earnings.

Voluntary provisions

Voluntary provisions are those that the company elects to provide in addition to the minimum statutory mandatory provisions. The company makes additional voluntary contributions based on the employee's career level and years of service. For Mr. Singh, the applicable company voluntary contribution are determined as follows.

Completed years of service	% of basic salary less employer's mandatory contribution
Fewer than 5	7.5
5 to 9 years	10.0
10 years of more	12.5

Employees may optionally make additional voluntary contributions at their discretion.

Executive Compensation	Management information circular 2025 | 88

Compensation details

Individual pay and performance outcomes

The Board assessed the performance of the CEO, and the CEO assessed the performance of the other NEOs, against their individual objectives for 2024. In addition to a review of pay-for-performance and competitive practice, these assessments formed the basis for compensation decisions. A summary of the individual performance for each NEO follows.

Kevin D. Strain, President & Chief Executive Officer

Mr. Strain was promoted to President & Chief Executive Officer on August 7, 2021.

As President & CEO, Mr. Strain defined our business strategy and measures of success and in 2024, ensured continued progress on key priorities in our strategic plan.

In recognition of his contribution in 2024, Mr. Strain was allocated an AIP award of $2,475,000 (118% individual multiplier1). He was granted a 2025 long-term incentive award of $8,650,000.

Significant accomplishments in 2024 include:

• Driving our Client Impact Strategy. Sun Life now serves over 85 million Clients, globally.

• Championed solid 2024 financial results; Underlying net income was $3,856 million, up 3% from 2023, and underlying EPS was $6.66, up 5% from 2023. Individual - Protection sales increased by 20% year-over- year, while Group - Health & Protection sales increased by 7% year-over-year. Maintained industry leading LICAT ratio of 152% at SLF Inc., up 3 pp from the prior year.

• Facilitated the smooth transition of leadership with the appointments of Mr. Deacon as EVP & Chief Financial Officer, Ms. Tan as President, Sun Life Canada, Mr. Kalsi as President, SLC Management, and Mr. Maloney as CEO, MFS.

• Employee engagement results remain strong at 88% - above the financial services industry norm (+5 pp). 90% of employees would recommend Sun Life as a good place to work.

• Demonstrated commitment to developing talent with the successful first year of Sun Life's new Executive Development program, in partnership with Cornell.

• Continued to drive Sun Life to become more of an Asset Management company: Assets under management ended the year at $1.54 trillion (up 10% from 2023) with total wealth sales & asset management gross flows of $22.3 billion, up 13% year-over-year. Completed the acquisition of the remaining 20% interest in InfraRed.

• Expanded Sun Life's Health businesses. As of February 7, 2025, serving 3.3 million eligible Canadian residents enrolled under the Canadian Dental Care Plan (CDCP). In the U.S., Sun Life reached a milestone as the nation's largest dental benefits provider with approximately 35 million members.

• In Asia, we saw strong growth momentum in 2024, achieving underlying net income of more than $700 million, up 17% year-over-year.

• Continued to operate more like a digital company, leveraging digital capabilities and ways of working to drive speed and cost-effectiveness in everything we do. Achieved strong results in our Digital Leadership beacon metrics: as of December 2024, increased the percentage of Clients with digital relationships with Sun Life to 65%, grew the percentage of transactions that are straight through processed to 48%, and increased the number of employees engaged in a digital way of working to 4,314.

• Communicated Sun Life's updated strategic imperatives and Medium Term Objectives to investors and analysts at the 2024 Investor Day.

Executive Compensation	Management information circular 2025 | 89

• Maintained commitment to delivering strong shareholder value with $2.8 billion returned to shareholders through dividends and share buybacks.

• Deployed $5.5M globally (surpassing $57M since announcing our commitment in 2012) towards the prevention of type-2 diabetes and in support of programs to help people take the steps they need to manage or stop diabetes.

1 Individual multiplier rounded to 118%.

Compensation summary (USD)

					2024 actual pay mix
	2024		2023	2022
	Target	Actual	Actual	Actual
Salary	1,000,000	1,000,000	1,000,000	1,000,000
Annual incentives	2,000,000	2,475,000	2,358,000	1,710,000
Total Cash	3,000,000	3,475,000	3,358,000	2,710,000
Sun Shares	6,800,057		5,362,500	4,717,549
Stock Options	1,200,009		1,787,501	1,562,505
Long Term Incentives	8,000,066		7,150,001	6,280,054
Total Direct Comp[1]	11,000,000	11,475,066	10,508,001	8,990,054
[1] Target total direct comp reflects the salary, AIP and LTI targets, while actual total direct comp is based on the paid salary, AIP payout and LTI grant value, rounded to the nearest unit.

The following table illustrates the alignment between CEO pay and shareholder value during the applicable fiscal years. The table compares the current value of total direct compensation awarded to Mr. Connor (former President & CEO until August 6, 2021) and Mr. Strain over the last five years to a comparable measure of the value received by shareholders over the same period. The actual compensation values include salary and cash incentive payments, the value at vesting of Sun Shares granted (or current value for units that are outstanding), the value of stock options exercised during the period and the value of in-the- money stock options that remain outstanding. Compensation outcomes are also compared to the value to shareholders, which represents the cumulative value of a $100 investment in our shares made on the first trading day of the period indicated, assuming the reinvestment of dividends.

					Value of $100
		Total direct	Compensation
Fiscal		compensation	realized and			Shareholder
year	CEO	awarded ($000)[1]	realizable ($000)	Period	CEO[2]	value[3]
2020	D. Connor	9,520	7,921	December 31, 2019 -	83	177
				December 31, 2024
2021	D. Connor /	10,115	10,591	December 31, 2020 -	105	178
	K. Strain			December 31, 2024
2022	K. Strain	8,990	12,656	December 31, 2021 -	141	138
				December 31, 2024
2023	K. Strain	10,508	14,260	December 31, 2022 -	136	148
				December 31, 2024
2024	K. Strain	11,475	13,320	December 31, 2023 -	116	130
				December 31, 2024
				Average	116	154

1 Includes salary and variable compensation awarded at year-end in respect of performance during the year.

2 Represents the actual value to the CEO for each $100 awarded in total direct compensation during the fiscal years indicated.

3 Represents the cumulative value of a $100 investment in shares made on the first trading day of the period indicated, assuming reinvestment of dividends.

Executive Compensation	Management information circular 2025 | 90

Timothy Deacon, EVP & Chief Financial Officer

On April 8, 2024, Mr. Deacon was appointed our EVP & Chief Financial Officer and is responsible for overseeing a portfolio of global functions including Finance, Taxation, Capital Management, Investor Relations and Strategic Financial Initiatives. Mr. Deacon advances the achievement of our four pillar strategy through continued financial discipline and risk management prudence.

In recognition of his contribution in 2024, Mr. Deacon was allocated an AIP award of $966,000 (115% individual multiplier). He was granted a 2025 annual long-term incentive award of $2,000,000.

In 2024, Mr. Deacon also received a one-time DSU grant of $1,700,050 to replace forfeited equity from his previous employer, which vests 50% in February 2025 and 50% in February 2026 and is held until departure from the company.

Significant accomplishments in 2024 include:

• Helped achieve strong financial results in a challenging environment; strengthened capital ratio and financial leverage flexibility.

• Delivered a successful Investor Day event showcasing updates to Sun Life's strategy and updated Medium Term Objectives.

• Launched an enterprise wide Efficiency program, reflecting actions to improve productivity and support earnings growth; ~40% of efficiencies achieved in 2024.

• Drove continued investor and shareholder engagement by participating in over 160 engagements with institutional investors across Canada, the U.S., Europe and Asia.

• Effectively partnered with businesses to review M&A opportunities and ensure continued execution of financial targets from recently completed transactions.

• Enhanced the strategic and financial discussions across the organization, driving a heightened focus on efficiency, prioritization and strengthened execution of key initiatives.

• Managed the integration, planning and forecasting of Canada's adoption of the OECD's global minimum tax regime and changes to the capital gains inclusion rate.

• Enhanced external financial reporting with additional operating metrics including Organic Capital Generation.

• Worked with key partners to ensure effective controls over financial reporting including fully automating a number of key controls.

• Strong focus on attracting and developing talent and fostering a positive work environment; Global Finance employees engagement remains high with employees committed, believing in our values and recommending SLF as a great place to work.

Executive Compensation	Management information circular 2025 | 91

Compensation summary			2024 actual pay mix
	2024
	Target	Actual
Salary	600,000	438,461
Annual incentives	800,000	966,000
Total Cash	1,400,000	1,404,461
Sun Shares	1,530,066
Stock options	270,008
Long Term Incentives	1,800,074
DSUs	1,700,050
Long Term Incentives (One-time, on-hire)	1,700,050
Total Direct Comp[1]	3,200,000	4,904,585
[1] Target total direct comp reflects the salary, AIP and LTI targets, while actual total direct comp is based on the paid salary, AIP payout and LTI grant value, rounded to the nearest unit.
Executive Compensation	Management information circular 2025 | 92

Jessica Tan, President, Sun Life Canada

Ms. Tan joined Sun Life in September 2024 assuming responsibility for leading our largest business group by providing health, wealth and protection products and services to over 12 million Canadians. Ms. Tan advances our leadership in Canadian health, wealth and insurance, one of our four strategic pillars.

In recognition of her contribution in 2024, Ms. Tan was allocated an AIP award of $498,541 (100% individual multiplier). She was granted a 2025 annual long-term incentive award of $4,900,000.

In 2024, Ms. Tan received grants on November 22, 2024 to replace the value forfeited at her former employer, as follows: a one-time grant of $3,450,084 in Sun Shares, vesting one-third each year starting in 2025 and a one-time DSU grant of $8,900,068, vesting on the fifth anniversary of her start date, to replace forfeited retirement allowance and other compensation entitlements.

Significant accomplishments in 2024 include:

• Delivered strong business results for Sun Life Canada including record underlying earnings of $1,453 million (a growth of 6%, in line with our medium-term target for underlying net income growth per annum, despite investment headwinds).

• Achieved an ROE of 22.4%, with strong underlying earnings, combined with proactive management actions to drive capital efficiencies across Sun Life Canada.

• Maintained leadership position in the group benefits market with 12.5 billion of business-in-force and supported Clients in living healthier lives with $10.5 billion in health claims and benefits payments in 2024.

• Built on the 2023 acquisition of Dialogue - Canada's preeminent virtual health and wellness platform, increased access to care for over 3 million Canadians.

• Continued to support the launch of the Canadian Dental Care Plan (CDCP) in partnership with the Government of Canada, by enrolling eligible Canadians for the CDCP and, as of May 1, 2024, processing CDCP claims. As of February 7, 2025 more than 3.3 million Canadians have enrolled with 1.5 million having received oral health care.

• Launched a three-year partnership with Tribal Wi-Chi-Win Capital Corporation (TWCC) to provide Contact Centre services for the Canadian Dental Care Plan. This partnership will double their contact centre size, bringing new employment opportunities to Manitoba.

• Launched market-first Diabetes Term Insurance and integrated Diabetes Care program, providing tailored plans, one on one support and virtual education and resources; over 70% of patients are achieving guideline recommended A1C targets and have insurance access for the first time.

• Sustained the #1 market position in Group Retirement Services for the 22nd consecutive year1, with an all- time high of $129 billion.

• Ranked 1st in the defined benefit solutions annuity market2 with over $19 billion in AUM and a milestone $2.5 billion in annual sales.

• Launched our securities dealer, Sun Life Canada Securities Inc. to serve more of our Clients' wealth needs, and launched an innovative target age decumulation solution, Sun Life MyRetirement Income.

• For the fourth consecutive year, 1st in the individual life and health market, by premiums (24% in both life insurance and critical illness)2.

• Awarded the prestigious Canada Order of Excellence for Mental Health at Work in recognition for outstanding commitment to mental health, and again named one of the Best Workplaces in Canada by Great Place to Work.

1 Fraser Pension Universe Report, based on year-ended December 2023

2 Life Insurance Marketing and Research Association ("LIMRA") Market Share as of Q3'24, on a year-to-date basis.

Executive Compensation	Management information circular 2025 | 93

Compensation summary			2024 actual pay mix
	2024
	Target	Actual
Salary	850,000	311,073
Annual incentives	1,800,000	498,541[2]
Total Cash	2,650,000	809,614
Sun Shares	4,165,000	-
Stock options	735,000	-
Long Term Incentives	4,900,000	-
Sun Shares	3,450,084
DSUs	8,900,068
Long Term Incentives (One-time, on-hire)	12,350,152
Total Direct Comp[1]	7,550,000	13,159,766

[1] Target total direct comp reflects the salary, AIP and LTI targets, while actual total direct comp is based on the paid salary, prorated AIP payout and LTI grant value, rounded to the nearest unit

2 Ms. Tan’s AIP proration began when she became President, SL Canada; she was ineligible as Special Advisor.

Executive Compensation	Management information circular 2025 | 94

Stephen C. Preacher, Executive Chair, SLC Management

Mr. Peacher was our President, SLC Management from January 11, 2016 to May 16, 2024 when he was named Executive Chair, SLC Management. Mr. Peacher is responsible for the strategy, development and performance of our invested asset portfolio, and SLC Management, our third-party institutional asset management business. Mr. Peacher advances our leadership in global asset management, one of our four strategic pillars which includes SLC Management and MFS Investment Management.

In recognition of his contribution in 2024, Mr. Peacher was allocated an AIP award of US$2,124,000 (118% individual multiplier). He was granted an annual 2025 long-term incentive award of US$3,750,000.

Significant accomplishments in 2024 include:

• Raised $23.9 billion of new Client commitments for the SLC Management platform, the highest amount achieved since 2021, resulting in $250.1 billion in AUM at year end 2024. Fundraising was 82% higher than what was achieved in 2023.

• Generated underlying net income for SLC of $176 million.

• Delivered strong performance in our Client portfolios leading to strong Client retention.

• Generated strong investment results in Sun Life's general account to support product sales and net income.

• Enhanced Asset Management Pillar through expanded partnerships across SLC Affiliates, SLGI and Sun Life Financial in both the Institutional and High Net Wealth segments.

• Successfully executed call option with InfraRed Capital Partners completing SLC's acquisition and drove further, significant preparation for the completion of the remaining acquisitions of the SLC Affiliates.

• Identified the next President of SLC, Sonny Kalsi and announced the role in May 2024.

• Partnered with President, SLF Asia to hire Benjamin Deng, President, Asia Asset Management.

• Improved data infrastructure and reporting to increase transparency and support portfolio management.

• Maintained a strong culture at SLC, as evidenced by strong employee engagement scores, employee retention and development, named one of Pension & Investments1 Best Places to Work in Money Management for 2024, representing five consecutive years of receiving this recognition.

• Drove continued improvement through delivery of key system projects and efficiencies achieved across the entire SLC Platform.

• Continued to be an active member of the Sun Life Executive Team, especially in areas related to asset management, M&A, and Sun Life Asia.

1 Pensions & Investments, a global news source of money management.

Executive Compensation	Management information circular 2025 | 95

Compensation summary (USD)					2024 actual pay mix
	2024		2023	2022
	Target	Actual	Actual	Actual
Salary	750,000	750,000	738,461	724,808
Annual incentives	1,500,000	2,124,000	2,124,000	1,908,000
Total Cash	2,250,000	2,874,000	2,862,461	2,632,808
Sun Shares	1,121,178		744,594	683,997
Stock Options	480,511		744,578	683,970
SLC Management Phantom Units	1,601,682		1,489,151	1,367,940
Long Term Incentives	3,203,371		2,978,323	2,735,907
Sun Shares	-			1,967,681
SLC Management Phantom Units	-			1,967,632
Long Term Incentives (One-time, on-hire)	-			3,935,314
Total Direct Comp[1]	5,500,000	6,077,371	5,840,784	9,304,029
[1] Target total direct comp reflects the salary, AIP and LTI targets, while actual total direct comp is based on the paid salary, AIP payout and LTI grant value, rounded to the nearest unit.

In 2022, Mr. Peacher received a one-time long-term incentive grant of US$2,000,000 in Sun Shares and US$2,000,000 in SLC Management Phantom Units to recognize his critical role in leading the multi-year transformation of SLC Management thus far and to create a powerful incentive to grow the business going forward. The grants cliff-vest in 2027 and vesting is contingent upon achieving both financial and strategic goals key to SLC Management's mid-term strategy. The final number of vested units may range from zero if performance is below threshold, up to a maximum 125% of units granted if performance exceeds expectations.

Executive Compensation	Management information circular 2025 | 96

Daniel R. Fishbein, President, Sun Life U.S.

Dr. Fishbein has been our President, Sun Life U.S. since March 17, 2014 and is responsible for leading our United States insurance and health services businesses, which include our Group Benefits, Health and Risk Solutions and Dental businesses, as well as in-force blocks of individual life insurance. Dr. Fishbein advances our leadership in U.S. health and benefits, one of our four strategic pillars.

In recognition of his contribution in 2024, Dr. Fishbein was allocated an AIP award of US$729,000 (100% individual multiplier). He was granted a 2025 long-term incentive award of US$2,750,000.

Significant accomplishments in 2024 include:

• Sun Life U.S. Client revenues grew to $8.2 billion in 2024, driven by the successful execution of our strategy to help Clients access the health care and coverage they need.

• Employee Benefits delivered record underlying earnings in 2024 and increased revenue by 8% year-over- year to $2.4 billion.

• We became the largest dental benefits provider in the U.S. based on membership in 2024.1 The U.S. Dental business serves approximately 35 million members, many of whom are in underserved communities throughout the U.S.

• DentaQuest, the largest Medicaid dental benefits provider, was awarded nine new Medicaid contracts in 2024, including three in California, the largest Medicaid market in the country.

• Expanded our portfolio of health services to improve access to care, reduce costs, and improve outcomes for our members:

▪ Extended Health Navigator, powered by PinnacleCare, to small and mid-sized employers and increased member engagements by 50% in 2024, providing care navigation and advisory services to help members get the right medical diagnoses and treatments and access to the right doctors.

▪ Launched Clinical 360+, an expanded stop-loss program that gives members access to personalized tools and care services through one easy app in collaboration with health partners, including a specialty and infusion drug program, at-home kidney, heart and musculoskeletal condition programs, and access to our Health Navigator care and advocacy services.

• Made care and benefits easier through digital solutions to help close members' coverage gaps and improve their experience.

▪ Leveraged GenAI to securely help summarize lengthy and complex medical records for PinnacleCare Clients and to help make quicker recommendations for our Dental Clients.

▪ Enhanced claims connectivity across our disability, supplemental health, stop-loss, and dental products. When a member has more than one of these products and files a single claim, all other applicable Sun Life benefits will be processed automatically, ensuring members receive all the coverage they elected without having to file additional claims.

• Received 14 top employer recognitions in 2024, including being named a Top Place to Work by The Boston Globe for the seventh time in a row, and a Top Workplace by the Hartford Courant for the fourth consecutive time.

1 Based on membership as of December 31, 2024, for plans provided or administered by a Sun Life company. Ranking compiled by Sun Life and based on data disclosed by competitors.

Executive Compensation	Management information circular 2025 | 97

Compensation summary (USD)					2024 actual pay mix
	2024		2023	2022
	Target	Actual	Actual	Actual
Salary	600,000	600,000	600,000	600,000
Annual incentives	900,000	729,000	1,117,800	1,417,500
Total Cash	1,500,000	1,329,000	1,717,800	2,017,500
Sun Shares	2,304,001		1,861,485	1,465,671
Stock Options	406,581		620,485	488,554
Long Term Incentives	2,710,582		2,481,970	1,954,225
Total Direct Comp[1]	4,250,000	4,039,582	4,199,770	3,971,725
[1] Target total direct comp reflects the salary, AIP and LTI targets, while actual total direct comp is based on the paid salary, AIP payout and LTI grant value, rounded to the nearest unit.

Executive Compensation	Management information circular 2025 | 98

Manjit Singh, President, Sun Life Asia

Mr. Singh was our EVP & Chief Financial Officer from March 29, 2021 to April 7, 2024 and was responsible for overseeing a portfolio of functions including Finance, Taxation, Capital, and Investor Relations. On March 18, 2024, Mr. Singh was appointed President, Sun Life Asia and is responsible for one of Sun Life's fastest growing strategic pillars focused on life, health and wealth management businesses in eight Asian markets.

In recognition of his contribution in 2024, Mr. Singh was allocated an AIP award of HKD$7,658,336 (125% individual multiplier). He was granted a 2025 annual long-term incentive award of HKD$17,000,000.

Significant accomplishments in 2024 include:

• Generated record SL Asia earnings of $701 million up 17% year-over-year, above Sun Life Asia's medium- term target for underlying net income growth per annum.

• Contract Service Margin (CSM) in SL Asia was $6 billion, up 30% driven by strong sales in Hong Kong, International High Net Worth an India.

• Deepened the strategic and financial dialogue in the business, driving increased focus on business outcomes.

• Significantly strengthened talent through both external hires and internal promotions.

• Maintained strong employee engagement and built on Sun Life's positive, rewarding work culture.

• Made very good progress in advancing digital ways of working, including providing agile training for over 900 colleagues.

• Brand awareness rose across all our markets, reflecting disciplined investments and strong focus on impactful marketing campaigns.

• Client satisfaction increased year-over-year driven by establishment of local Client councils which identified and implemented initiatives to address Client pain points. The team is focused on fulfilling our Purpose and making it easier for Clients to do business with Sun Life.

• Strengthened control environment by increasing awareness of importance of key controls in a changing external environment and resolving findings on a timely basis.

• Facilitated a successful transition to incoming CFO, Timothy Deacon.

Executive Compensation	Management information circular 2025 | 99

Compensation summary					2024 actual pay mix
	2024 [2]		2023	2022
	HKD		CAD	CAD
	Target	Actual	Actual	Actual
Salary	4,000,000	3,925,741	650,000	638,462
Annual incentives	5,000,000	7,658,336	1,257,600	912,000
Total Cash	9,000,000	11,584,077	1,907,600	1,550,462
Sun Shares	12,590,320		1,875,046	1,650,060
Stock options	2,221,798		625,003	550,007
Long Term Incentives	14,812,118		2,500,050	2,200,067
Total Direct Comp[1]	23,500,000	26,396,195	4,407,650	3,750,529

[1] Target total direct comp reflects the salary, AIP and LTI targets, while actual total direct comp is based on the paid salary, AIP payout and LTI grant value, rounded to the nearest unit.

2 Mr. Singh was appointed as President of Sun Life Asia on March 18, 2024, while continuing to serve as EVP & Chief Financial Officer until April 8, 2024. In February 2024, C$2,600,045 long term incentives were granted. For presentation purposes, the table above displays the amount in Hong Kong dollars (HKD) using the average annual exchange rate of C$1 = HK$0.176

Executive Compensation	Management information circular 2025 | 100

Summary compensation table

The table below shows the total compensation paid to our NEOs for the fiscal years ended December 31, 2024, 2023 and 2022. 2024 total compensation for NEOs was driven by previously disclosed target changes made in February 2024, mixed incentive plan results across our businesses and changes in currency exchange rates.

Mr. Peacher and Dr. Fishbein receive their compensation in U.S. dollars, Ms. Tan received two months' salary in SGD, and Mr. Singh's compensation transitioned from CAD to HKD due to his role change. We have converted their compensation to Canadian dollars in the tables that follow using the average annual exchange rates of C$1.370 for U.S. in 2024, C$1.349 for U.S. in 2023, C$1.301 for U.S. in 2022, C$1.025 for SGD in 2024, and C$0.176 for HKD in 2024.

					Non-equity
					annual
Name and			Share	Option	incentive plan	Pension	All other	Total
principal		Paid salary	awards	awards	compensation	value	compensation	compensation
position	Year	($)	($)	($)	($)	($)	($)	($)
Kevin D. Strain President & Chief Executive Officer	2024	1,000,000	6,800,057	1,200,009	2,475,000	732,830	1,167	12,209,063
	2023	1,000,000	5,362,500	1,787,501	2,358,000	141,520	-	10,649,521
	2022	1,000,000	4,717,549	1,562,505	1,710,000	435,260	700	9,426,014
Timothy Deacon EVP & Chief Financial Officer	2024	438,461	3,230,116	270,008	966,000	30,840	-	4,935,425
Jessica Tan President, Sun Life Canada	2024	311,073	12,350,152	-	498,541	11,688	129,057	13,300,511
Stephen C. Peacher Executive Chair, SLC Management	2024	1,027,226	3,729,325	658,125	2,909,105	438,626	-	8,762,407
	2023	996,480	3,014,215	1,004,733	2,866,126	430,809	-	8,312,363
	2022	943,193	7,791,210	890,051	2,482,880	397,389	-	12,504,723
Daniel R. Fishbein President, Sun Life U.S.	2024	821,781	3,155,640	556,868	998,464	284,542	-	5,817,295
	2023	809,640	2,511,888	837,282	1,508,359	281,342	-	5,948,512
	2022	780,780	1,907,278	635,755	1,844,593	292,310	-	5,460,715
Manjit Singh President, Sun Life Asia	2024	689,105	2,210,042	390,003	1,344,306	135,558	596,496	5,365,510
	2023	650,000	1,875,046	625,003	1,257,600	147,250	233	4,555,133
	2022	638,462	1,650,060	550,007	912,000	146,423	2,781	3,899,733

Paid Salary

Includes salary increases in March as follows:

• Mr. Singh in 2024.

• Mr. Peacher in 2023.

• Messrs. Singh and Peacher in 2022.

Executive Compensation	Management information circular 2025 | 101

Share Awards

				SLC Management
Fiscal Year	Grant Date	Sun Share Price	DSU Price	Phantom Unit Price
2024	22-Nov-24	$84.99	$84.99
2024	22-May-24	$69.78	$69.78
2024	20-Feb-24	$71.49		$10.00
2023	21-Feb-23	$68.36		$10.00
2022	14-Mar-22	$66.66		$10.00
2022	22-Feb-22	$68.30		$10.00

• The Sun Share and DSU Price is based on the average closing price of our common shares on the TSX over the five trading days before the grant date. The SLC Management Phantom Unit Price is set equal to $10.00 for each new, annual grant.

• Ms. Tan received grants on November 22, 2024 to replace the value forfeited at her former employer, as follows: a one-time grant of $3,450,084 in Sun Shares and a one-time award of $8,900,068 in DSUs to replace forfeited retirement allowance and other compensation entitlements.

• Mr. Deacon received a one-time grant of $1,700,050 in DSUs on May 22, 2024 to replace forfeited equity value from his previous employer. He also received his first annual LTI grant.

• Mr. Peacher received a one-time grant in 2022 of US$2,000,000 in Sun Shares and US$2,000,000 in SLC Management Phantom Units on March 14, 2022 to recognize his critical role in leading the multi-year transformation of SLC Management thus far and to create a powerful incentive to grow the business going forward.

Option Awards

• The grant date fair value of stock options awarded was calculated using the following data:

Fiscal Year	Grant Date	Exercise Price	Accounting Fair Value
2024	22-May-24	$69.47	$11.81
2024	20-Feb-24	$73.43	$12.26
2023	21-Feb-23	$67.68	$11.54
2022	22-Feb-22	$68.12	$9.64

• We use a five-year average calculated Black-Scholes ratio to determine awards.

• The five-year average represents a long-term value considering long-term estimates of factors used in the Black-Scholes valuation model.

• The following assumptions informed the Black-Scholes compensation value of the annual option awards:

		Expected life	Expected	Dividend	Risk-free
Fiscal Year	Term	(years)	Volatility	Yield	Rate
2024	10 years	6.8	22.67%	4%	3.50%
2023	10 years	6.8	23.33%	4%	3.42%
2022	10 years	6.3	23.69%	4%	1.76%

Executive Compensation	Management information circular 2025 | 102

Non-equity annual incentive plan compensation

• Values include the amounts the NEOs chose to defer.

Pension value

• Represents compensatory costs as described in the defined benefit and defined contribution tables on pages 110 to 111.

All other compensation

• Includes flexible benefit credits taken in cash by Mr. Strain and Mr. Singh.

• The 2024 amounts shown for Ms. Tan and Mr. Singh include relocation allowances. Mr. Singh's amount also includes an allowance for differences in employer retirement contributions and market practices between Canada and Hong Kong.

• Includes the total value of perquisites (including property and other personal benefits) not generally available to all employees and that in aggregate are $50,000 or more or worth 10% or more of an NEO's total salary for the financial year.

Incentive plan awards

Outstanding share and option awards

The table below is a summary of the outstanding option awards and share awards for the NEOs as at December 31, 2024.

Value of unexercised in-the-money options is the difference between the exercise price of the options and $85.35 (Sun Life Financial's closing share price on the TSX on December 31, 2024), multiplied by the number of options.

Market value of share awards that have not vested or not been paid is $85.35 multiplied by the number of share units. For presentation purposes, the Sun Shares have been valued using the target performance factor (100%). Share awards that have vested but have not been paid represent an elected deferral of annual incentive and/or awards for recruiting purposes or upon mid-year promotion.

Option awards						Share awards
									Market
									value of
							Number	Market	vested
		Number of			Value of		of share	value of	share
		securities			unexercised		units	share	awards
		underlying	Option		in-the		that have	awards	that have
Named		unexercised	exercise	Option	money		not	that have	not been
executive		options	price	expiration	options		vested	not vested	paid
officer	Year	(#)	($)	date	($)	Plan	(#)	($)	($)
Kevin D. Strain	2021	28,647	62.59	Feb 23, 2031	652,006
	2022	186,484	68.12	Feb 22, 2032	3,213,119	Sun Shares	78,881	6,732,530	-
	2023	203,162	67.68	Feb 21, 2033	3,589,873	Sun Shares	85,668	7,311,722	-
	2024	115,086	73.43	Feb 20, 2034	1,371,825	Sun Shares	99,278	8,473,337	-
						DSU	-	-	971,711
Total		533,379			8,826,823		263,827	22,517,588	971,711
Timothy Deacon	2024	27,371	69.47	May 22, 2034	434,651	Sun Shares	22,647	1,932,879	-
						DSU	25,162	2,147,614	-
Total		27,371			434,651		47,809	4,080,493	-
Jessica Tan	2024	-	-	-	-	Sun Shares	40,994	3,498,861
						DSU	105,752	9,025,896
Total		-			-		146,746	12,524,757	-

Executive Compensation	Management information circular 2025 | 103

Option awards						Share awards
									Market
									value of
							Number	Market	vested
		Number of			Value of		of share	value of	share
		securities			unexercised		units	share	awards
		underlying	Option		in-the		that have	awards	that have
Named		unexercised	exercise	Option	money		not	that have	not been
executive		options	price	expiration	options		vested	not vested	paid
officer	Year	(#)	($)	date	($)	Plan	(#)	($)	($)
Stephen C.	2021	26,934	62.59	Feb 23, 2031	613,018
Peacher	2022	106,227	68.12	Feb 22, 2032	1,830,291	Sun Shares	14,883	1,270,263	-
						SLC	178,010	2,739,574	-
						Management
						Phantom
						Units
						Sun Shares	43,459	3,709,205	-
						SLC	256,048	3,940,579
						Management
						Phantom
						Units
	2023	114,195	67.68	Feb 21, 2033	2,017,826	Sun Shares	16,051	1,369,975	-
						SLC	200,946	2,330,974
						Management
						Phantom
						Units
	2024	63,117	73.43	Feb 20, 2034	752,355	Sun Shares	22,419	1,913,469	-
						SLC	219,372	2,290,244
						Management
						Phantom
						Units
						DSU	-	-	3,054,520
Total		310,473			5,213,489		951,188	19,564,282	3,054,520
Daniel R.	2016	37,662	40.16	Feb 23, 2026	1,701,946
Fishbein	2017	32,701	48.20	Feb 28, 2027	1,214,842
	2018	43,118	53.96	Feb 27, 2028	1,353,474
	2019	63,811	50.58	Feb 26, 2029	2,218,708
	2020	64,503	62.12	Feb 25, 2030	1,498,405
	2021	68,371	62.59	Feb 23, 2031	1,556,124
	2022	75,877	68.12	Feb 22, 2032	1,307,361	Sun Shares	31,891	2,721,922	-
	2023	95,163	67.68	Feb 21, 2033	1,681,530	Sun Shares	40,128	3,424,937	-
	2024	53,406	73.43	Feb 20, 2034	636,600	Sun Shares	46,071	3,932,144	-
						DSU	-	-	1,617,722
Total		534,612			13,168,990		118,090	10,079,003	1,617,722
Manjit Singh	2021	188,312	65.84	May 17, 2031	3,673,967
	2022	65,643	68.12	Feb 22, 2032	1,131,029
	2023	71,036	67.68	Feb 21, 2033	1,255,206	Sun Shares	27,590	2,354,841	-
	2024	37,403	73.43	Feb 20, 2034	445,844	Sun Shares	29,954	2,556,609	-
						Sun Shares	32,266	2,753,863	-
						DSU	-	-	5,134,292
Total		362,394			6,506,046		89,810	7,665,313	5,134,292

Executive Compensation	Management information circular 2025 | 104

We have not amended, cancelled, replaced or modified any option-based awards that were previously granted.

Incentive plan awards - value vested or earned during the year

The table below shows:

• the value the NEOs would have realized if they had exercised the options that vested in 2024 on their vesting dates.

• the value of share awards that vested and were paid out in 2024 (The performance factor for 2021 grants, paid in 2024 was based on previous Sun Share design described on page 80).

• the annual incentive award earned in 2024 and paid out in March 2025.

	Option-based awards -	Share-based awards -	Non-equity incentive plan
	value vested during	value vested during the	compensation - value
	the year	year	earned during the year
Named executive officer	($)	($)	($)
Kevin D. Strain	825,132	3,099,994	2,475,000
Timothy Deacon	-	-	966,000
Jessica Tan	-	-	498,541
Stephen C. Peacher	801,383	3,485,655	2,909,105
Daniel R. Fishbein	509,199	1,849,670	998,464
Manjit Singh	306,970	5,167,086	1,344,306

Value of options vested during the year

The table below shows the value of options that vested for each NEO in 2024. See Executive stock option plan on page 82 for more information about the option plan.

				Option	Share price on	Option-based awards
Named executive	Grant		Options	exercise	vesting date	- value vested during
officer	year	Vesting date	vesting (#)	price ($)	($)	the year ($)
Kevin D. Strain	2020	25-Feb-24	17,850	62.12	74.43	219,734
	2021	23-Feb-24	28,648	62.59	74.43	339,192
	2022	22-Feb-24	46,621	68.12	73.83	266,206
					Total	825,132
Timothy Deacon	-	-	-	-	-	-
					Total	-
Jessica Tan	-	-	-	-	-	-
					Total	-
Stephen C. Peacher	2020	25-Feb-24	26,876	62.12	74.43	330,844
	2021	23-Feb-24	26,934	62.59	74.43	318,899
	2022	22-Feb-24	26,557	68.12	73.83	151,640
					Total	801,383
Daniel R. Fishbein	2020	25-Feb-24	16,126	62.12	74.43	198,511
	2021	23-Feb-24	17,092	62.59	74.43	202,369
	2022	22-Feb-24	18,970	68.12	73.83	108,319
					Total	509,199
Manjit Singh	2021	17-May-24	47,078	65.84	70.37	213,263
	2022	22-Feb-24	16,411	68.12	73.83	93,707
					Total	306,970
					Total	2,442,684

Executive Compensation	Management information circular 2025 | 105

• Share price on vesting date is the closing price of our common shares on the TSX on the vesting date or the previous trading day if the vesting date falls on a weekend or holiday.

• Value vested during the year is the number of options vesting multiplied by the difference between the option exercise price and share price on the vesting date.

Aggregate option exercises for the year ended December 31, 2024

The following table shows, for each NEO, the number of common shares acquired through option exercises during the year ended December 31, 2024 and the aggregate value realized upon exercise. Value realized upon exercise is the difference between the closing price of our common shares on the TSX on the exercise date and the exercise price of the option.

Named executive officer	Securities acquired at exercise (#)	Aggregate value realized ($)
Kevin D. Strain	157,345	3,514,547
Timothy Deacon	-	-
Jessica Tan	-	-
Stephen C. Peacher	107,678	2,389,951
Daniel R. Fishbein	31,999	1,084,856
Manjit Singh	-	-

Share awards

The table below shows the total Sun Shares and SLC Management Phantom Units vested and paid out to each NEO in 2024. The value of Sun Shares received on vesting is the number of accrued Sun Shares multiplied by the performance factor, multiplied by the vesting price. The value of SLC Management Phantom Units received on vesting is the number of accrued SLC Management Phantom Units multiplied by the vesting price.

Named			SLC Management
executive		Sun Shares	Phantom Units	Performance	Vesting price	Value received
officer	Grant date	accrued (#)	accrued (#)	factor	($)	on vesting ($)
Kevin D. Strain	Feb 23, 2021	47,766.59		89%	72.92	3,099,994
Timothy Deacon	-	-	-	-	-	-
Jessica Tan	-	-	-	-	-	-
Stephen C. Peacher	Feb 23, 2021	14,970.62		89%	72.92	971,575
	Feb 23, 2021		164,534.00	N/A1	15.28	2,514,080
Daniel R. Fishbein	Feb 23, 2021	28,500.84		89%	72.92	1,849,670
Manjit Singh	May 17, 2021	73,627.90		89%	72.92	4,778,362
	Jun 07, 2021	5,989.69		89%	72.92	388,724

1 There is no performance factor in SLC Management Phantom Units. See below for performance measures that impact the vesting price of SLC Management Phantom Units.

• Vesting price of Sun Shares is the average price of our common shares on the TSX over the five trading days before the vesting date.

• The performance factor for 2021 Sun Share grants, paid in 2024 was based on previous Sun Share design described on page 80.

Executive Compensation	Management information circular 2025 | 106

The table below shows how we calculated the performance factor for the 2021 Sun Share awards (for the performance period from 2021 to 2023 and paid out in early 2024).

				Relative Peer TSR Performance
									Actual
Performance				Below		Target		SLF	TSR
cycle	Peer groups	Weight		threshold	Threshold	(peer avg.)	Maximum	TSR	multiplier
2021 - 2023	North American Insurance	75%	TSX	< 5.1%	5.1%	15.1%	25.1%	10.3%	64%
			NYSE	< 4.5%	4.5%	14.5%	24.5%	8.7%	56%
	Canadian	25%	TSX	< -0.4%	-0.4%	9.6%	19.6%	10.3%	107%
	Banks
2023 Multiplier - payout factor (50% weight)				0%	25%	100%	200%		72%
2020 - 2022	North American Insurance	75%	TSX	< -0.6%	-0.6%	9.4%	19.4%	4.4%	62%
			NYSE	< -0.9%	-0.9%	9.1%	19.1%	3.4%	58%
	Canadian	25%	TSX	< -1.1%	-1.1%	8.9%	18.9%	4.4%	67%
	Banks
2022 Multiplier - payout factor (25% weight)				0%	25%	100%	200%		62%
2019 - 2021	North American Insurance	75%	TSX	< 2.9%	2.9%	12.9%	22.9%	17.8%	150%
			NYSE	< 3.4%	3.4%	13.4%	23.4%	19.7%	163%
	Canadian	25%	TSX	< 4.0%	4.0%	14.0%	24.0%	17.8%	138%
	Banks
2021 Multiplier - payout factor (25% weight)				0%	25%	100%	200%		151%
					Overall weighted average performance				89%
					factor

The final value of Mr. Peacher's 2021 SLC Management Phantom Unit grant is based on weighted average growth of performance measures as follows:

Performance Measures	Weight
SLC Management's third-party AUM	25%
SLC Management's third-party fee revenue	25%
SLC Management's EBITDA	50%

At the time of the grant to Mr. Peacher, SLC Management had not yet acquired interests in AAM.

The initial unit value was set at $10.00. The unit price was calculated quarterly based on the change in rolling 12-month actuals. The final unit value is $15.28.

Non-equity incentive plan compensation

See Annual incentive plan starting on page 75 for more information.

Named executive officer	Target award ($)	Business results	Individual multiplier	Final award ($)
Kevin D. Strain	2,000,000	105%	118%[1]	2,475,000
Timothy Deacon	800,000	105%	115%	966,000
Jessica Tan	457,377	109%	100%	498,541
Stephen C. Peacher	2,054,453	120%	118%	2,909,105
Daniel R. Fishbein	1,232,672	81%	100%	998,464
Manjit Singh	659,455	133%	125%	1,096,344
	188,923	105%	125%	247,962

1 Individual multiplier rounded to 118%.

Executive Compensation	Management information circular 2025 | 107

• Target Award pro-rated for active employment is used to calculate AIP (subject to any sign-on provisions for the initial year of employment).

• The business results for the CEO and CFO are based 100% on total company performance. For the other NEOs (excluding the Executive Chair, SLC Management), the business results reflect 25% weighting on total company reported EPS and 75% on relevant business group performance. Business group performance is measured using underlying earnings, Growth and Client measures. For the Executive Chair, SLC Management, AIP is based on SLC Management business group results.

• The AIP total company performance factor is 105%, including a methodology-based positive adjustment to U.S. Client Revenue to reflect a change in business mix (from insured to fee based) not captured in the Business Plan. Overall, the business mix change resulted in reduced risk in the short-term, improved profitability in the long-term, and was neutral to earnings. This adjustment resulted in a 4 pp increase to the U.S. overall performance factor and a 1 pp increase to the Total Company performance factor. This overall score is down from 2023 factor of 131%, reflecting Reported and Underlying EPS performance just under target and mixed results for growth and Client measures.

• AIP business group performance factors reflect a range of outcomes, with overall 2024 scores for NEO business group Presidents ranging from below target to above target reflecting near target total company reported EPS and business group financial results ranging from below target to well above target and Client measures ranging from at target to slightly above target.

The table below shows how we calculated the performance payout factor for total company business results against the business plan/AIP targets (which were updated and approved by the Board mid-year). Underlying EPS removes from reported EPS the impacts of items that create volatility in our results under IFRS and as defined in Section M - Non-IFRS measures in our 2024 MD&A filed with Canadian securities regulators.

						What we achieved
						in 2024
		Below
Primary measures	Weighting	threshold	Threshold	Target	Maximum		Result
Reported Earnings per share	25%	< $3.79	$3.79	$5.42	$6.49	$5.26	Slightly below Target
Payout factor		0%	50%	100%	150%		95%
			+
Underlying Earnings per	25%	< $4.72	$4.72	$6.75	$8.09	$6.66	Slightly below
share							Target
Payout factor		0%	25%	100%	200%		97%
			+
Growth	25%						Above Target
(Total company)[1]
Canada (VNB)	C	< $529	$529	$755	$906	$795	127%
U.S. (Client Revenue)	U.S.	< $7,577	$7,577	$8,914	$9,805	$8,237	62%
Asia (VNB)	C	< $433	$433	$619	$743	$833	200%
Payout factor		0%	25%	100%	200%		121%
			+
Client measures	25%	Assessment of Client Satisfaction scores and performance on key Client Business Outcomes					On Target
Payout factor		0%	50%	100%	150%		100%
Overall calculated payout factor							104%
			+

Executive Compensation	Management information circular 2025 | 108

Business performance scorecard	A mechanism to conduct a comprehensive look back in performance and alignment with shareholder experience (up to +/- 20%)		A positive adjustment to U.S. Client Revenue to reflect a change in business mix (from insured to fee based) not captured in the Business Plan.		1%
+
Risk, Compliance and Control	Results reviewed for any risk, compliance and control considerations (neutral to negative and can lower results to zero)		No adjustment		0%
=
Final performance payout factor	0%	25%	100%	200%	105%

1 Total company Growth score is a weighted average of the performance under VNB in Canada and Asia, and U.S. "Client Revenue" performance versus an annual target. Weighting is based on each business group's contribution to underlying earnings in the annual business plan. For 2024, the resulting growth weightings are 47% for Canada, 32% for U.S. and 21% for Asia.

In addition to these objectives and values outlined in the previous table, highlights of our performance in 2024 are provided on page 58.

You can find more information about our business segment results in our 2024 MD&A.

Executive Compensation	Management information circular 2025 | 109

Pension benefits

Defined benefit plans

The table below shows the defined benefit pension plan obligations for each NEO as at December 31, 2024.

We used the same actuarial methods and assumptions in 2024 that we used to calculate the pension liabilities and annual expenses in our 2024 consolidated financial statements. These assumptions reflect our best estimate of future events, so the values shown in the table below may not be directly comparable to pension liabilities estimates disclosed by other companies.

Annual lifetime pension
	Number			Accrued		Non -	Accrued
	of years			obligation	Compensatory	compensatory	obligation at
Named executive	credited			at start of	change	change	year end
officer	service	At year end	At age 65	year ($)	($)	($)	($)
Kevin D. Strain	27.1	828,000	1,114,000	10,200,000	722,000	339,000	11,261,000
Timothy Deacon	-	-	-	-	-	-	-
Jessica Tan	-	-	-	-	-	-	-
Stephen C.	-	-	-	-	-	-	-
Peacher
Daniel R. Fishbein	-	-	-	-	-	-	-
Manjit Singh	-	-	-	-	-	-	-

• Credited service is the actual years of service with the company as of December 31, 2024 used for purposes of the Canadian defined benefit plan.

• Figures for annual lifetime pension at age 65 are based on the NEO's pensionable earnings up to December 31, 2024.

• Accrued obligation is the actuarial value of projected defined benefit obligations for service to December 31, 2023 and December 31, 2024. The values have been determined using the same actuarial assumptions and methods as those used to determine the year-end pension plan obligations disclosed in the "Fiscal Year 2023 Financial Statement and Disclosure Information report required under IAS19 and the 2024 expense estimates for Canadian Benefit Programs" dated January 2024 and in the upcoming "Fiscal Year 2024 Financial Statement and Disclosure Information report required under IAS19 and the 2025 expense estimates for Canadian Benefit Programs". The actuarial opinion in the aforementioned disclosure reports is also applicable to the results presented herein. The accrued obligation assumes a Named Executive Officer will achieve target bonus. The difference between the accrued obligation at the end of 2023 and 2024 is attributable to the compensatory cost detailed in the chart, interest on the obligations, the impact of changes to the accounting assumptions, and other actuarial gains and losses.

• Compensatory change is the defined benefit service cost for 2024 (the value of the projected pension earned during the year) and the impact of any differences between actual increases in compensation in 2024 and the actuarial assumptions used for the year. Compensatory change for 2024 includes the impact of the change to Mr. Strain's target bonus.

• Differences between actual future compensation and increases assumed for purposes of valuation (as well as other plan experience differing from assumptions) will be reflected in future valuations.

• Non-compensatory change represents the change in pension obligation based on non-compensatory factors like interest on the obligations, impact of changes to the accounting assumptions, and other actuarial gains and losses. The non-compensatory change for Mr. Strain in 2024 is primarily due to interest on the accrued benefit obligation at the start of the year.

• Per "Amendment Number 6 to the Sun Life Assurance Company of Canada Canadian Non-Registered Pension Plan" which became effective on December 31, 2022, the total annual retirement income payable of Mr. Strain upon his retirement shall not exceed $1.4M. This "Pension Cap" has been reflected in the accrued obligation at December 31, 2023 and December 31, 2024.

Executive Compensation	Management information circular 2025 | 110

Defined contribution plans

The table below shows the defined contribution pension plan values for each NEO as at December 31, 2024.

	Accumulated value at start		Accumulated value at end
Named executive officer	of year ($)	Compensatory ($)	of year* ($)
Kevin D. Strain	727,926	10,830	924,974
Timothy Deacon	-	30,840	48,706
Jessica Tan	-	11,688	22,342
Stephen C. Peacher	9,265,892	438,626	11,836,092
Daniel R. Fishbein	3,557,271	284,542	4,763,079
Manjit Singh	375,952	135,558	585,292

*Accumulated values are subject to fluctuation due to foreign exchange rates and market impacts throughout the year.

• U.S. plan values have been converted to Canadian dollars using an exchange rate of 1.325 as of January 1, 2024, 1.438 as of December 31, 2024, and the 2024 average rate of 1.370 for amounts other than beginning and ending balances.

• Hong Kong plan values have been converted to Canadian dollars using an exchange rate of 0.185 as of December 31, 2024, and the 2024 average rate of 0.176 for amounts other than beginning and ending balances.

• Compensatory amounts shown for Mr. Strain, Mr. Deacon, and Ms. Tan represent our matching contributions to the Canadian defined contribution plans. The amount for Mr. Singh represents our matching contributions to the Canadian and Hong Kong defined contribution plans. The amounts shown for Mr. Peacher and Dr. Fishbein reflect our contributions to the U.S. 401(k) plan, RIA and non-qualified (Top Hat) plan.

• Accumulated values include net investment earnings and employee contributions.

Executive Compensation	Management information circular 2025 | 111

Change of control benefits and termination agreements

Change of control

We have double trigger change of control agreements with our NEOs so we can retain our key leaders if we are involved in a transaction affecting the control of Sun Life. This is key to balancing the goals of the business and the interests of shareholders during a transaction.

In the case of a double trigger, termination without cause within three years of the change of control, benefits are paid as follows:

• 24 months of annual pay and incentive compensation from the date of termination.

• mid and long-term incentive awards vest (prorated for Dr. Fishbein in the event of a change of control for our U.S. business) and are paid according to the terms of the respective plans.

• most benefits and perquisites continue during the severance period. The early retirement reduction factors in the pension plan may be enhanced, depending on the provisions of the pension plan in which the executive participates.

More specifically, when there is a change of control:

• for non-U.S. NEOs, Sun Shares vest and are paid on an accelerated basis when an executive is terminated without cause or leaves the organization for good reason (double trigger) prior to the normal payment date (which is a maximum of three years from the grant date) and are otherwise paid on the normal payment date under the terms of the plan. For the U.S. NEOs, Dr. Fishbein and Mr. Peacher, Sun Shares vest on an accelerated basis when an executive is terminated without cause or leaves the organization for good reason (double trigger). If such termination occurs seven months or less prior to the normal payment date, Sun Shares are paid on the normal payment date under the terms of the plan. If such termination occurs more than seven months prior to the normal payment date, Sun Shares are paid in the seventh month following the month that the termination occurred in, subject to certain exceptions related to tax amounts related to the Federal Insurance Contribution Act.

• any unvested DSUs vest, and vested DSUs are paid either when the executive leaves the organization or on the normal payment date, whichever is earlier, and

• the Board can choose from a range of alternatives to address outstanding options, including accelerated vesting.

We define change of control as:

• a consolidation or merger of SLF Inc. or Sun Life Assurance with a non-affiliate, when our outstanding voting shares represent less than 60% (50% for Dr. Fishbein) of the outstanding voting shares of the new entity immediately after the transaction is complete,

• the sale of all or substantially all of the assets of SLF Inc. or Sun Life Assurance to a non-affiliate, or

• the acquisition by a non-affiliate of more than 20% (30% for Dr. Fishbein) of the voting shares of SLF Inc. or Sun Life Assurance.

For Dr. Fishbein, the sale of our U.S. business, in addition to the above situations constitutes a change of control.

We define good reason as follows:

• any material diminution in the nature or scope of a NEO's responsibilities, duties or authority,

• a material decrease in a NEO's base or total compensation,

• material breach of a NEO's employment agreement by Sun Life, or

• the occurrence of any other event or circumstance that under applicable law constitutes constructive dismissal of a NEO.

Executive Compensation	Management information circular 2025 | 112

Employee termination agreements

The table below summarizes our contractual agreements with the NEOs who are actively employed as of December 31, 2024:

Nature of termination	Who it applies to	Type of arrangement
Termination (without cause)	Timothy Deacon	Entitled to receive 24 months' compensation in lieu of notice consistent with our practice pertaining to base salary and annual cash incentive at target.
Termination (without cause)	Manjit Singh	Entitled to receive 24 months' compensation in lieu of notice consistent with our practice pertaining to base salary and annual cash incentive at the time.
Termination (without cause)	Stephen C. Peacher Daniel R. Fishbein	Governed by the terms of severance arrangements that apply to all of our U.S. employees above the Vice-President level. Entitled to four weeks of compensation for each year of service with a minimum severance amount of 12 months of base salary and a maximum of 18 months.

Benefits on termination and change of control

The table below summarizes how we treat the components of our executive compensation program under different termination scenarios, unless otherwise stated in employment agreements. For our NEOs including our CEO, termination for cause results in the forfeiture of outstanding unvested share units and options and can also result in a clawback of any or all of the incentive compensation received or realized in the previous three completed fiscal years for misconduct (or financial restatement) where appropriate.

Incremental entitlements on other termination scenarios
Double Trigger -
Change of control
	Entitlement on	Termination		and termination
Compensation element	resignation	(without cause)	Retirement	without cause
Salary	• salary ends	• salary ends	• salary ends	• 24 months of salary
Annual incentive award	• award forfeited	• award forfeited	• receive pro-rated award calculated from January 1 to retirement date

• receive prorated award calculated from January 1 to the date of termination (assumes target performance)

• 24 months of bonus calculated as the average bonus paid for the previous three years, or the target bonus for the current year, whichever is higher

Executive Compensation	Management information circular 2025 | 113

Incremental entitlements on other termination scenarios
Double Trigger -
Change of control
		Entitlement on	Termination		and termination
Compensation element		resignation	(without cause)	Retirement	without cause

Mid-term incentives	Sun Shares	• unvested awards forfeited

• receive pro-rated
portion of Sun Shares
for active employment
during performance
period

• paid immediately
(except for U.S. NEOs,
see page 112)

• valued using
performance factor
that includes any
variables known at the
time of termination

				• fully vest and paid at normal payment date • valued using actual performance factor	• unvested awards vest • paid immediately (except for U.S. NEOs, see page 112) • valued using performance factor that includes any variables known at the time of termination
	SLC Management Phantom Units	• unvested awards forfeited	• receive pro-rated portion of phantom units to reflect service from the grant date to termination date • unit value determined as of the termination date	• fully vest and paid at normal vesting date	• unvested units vest • unit value determined as of the termination date

Long-term incentives	Stock options	• 60 days to exercise vested options • unvested awards forfeited	• 60 days to exercise vested options • unvested awards forfeited	• up to 36 months to exercise vested options and options that become vested during the period; up to 60 months for the 2019 grant onward	• accelerated vesting of all options and up to 36 months to exercise vested options

DSUs		• vested awards are paid with timing at the executive's election • unvested awards forfeited	• vested awards are paid with timing at the executive's election • unvested awards forfeited	• vested awards are paid with timing at the executive's election • unvested awards are forfeited	• vested awards are paid with timing at the executive's election • unvested awards vest
Estimated pension		• estimated lump-sum value of accrued pension	• estimated lump-sum value of accrued pension	• estimated lump- sum value of accrued pension	• estimated lump- sum value of accrued pension including change of control severance period under the defined benefit plans
Estimated perquisites		• perquisites end	• perquisites end	• perquisites end	• perquisites continue until 24 months after termination or reemployment, whichever is earlier • outplacement counselling services (maximum $40,000 in CAD, or USD if paid in USD)

Executives are required to meet specific conditions to qualify for retirement under each of our incentive plans, which include:

For incentives granted on or after July 31, 2019:

Executive Compensation	Management information circular 2025 | 114

• Be at least 55 years old.

• Have 5 or more years of continuous service.

• Sum of age and years of service being at least 65.

• Voluntarily terminate employment and provide at least six months' notice.

• Agree not to compete with Sun Life or solicit any of our employees or Clients for 12 months under the option plan, and for the length of time that units remain outstanding under the Executive Sun Share plan.

For incentives granted before July 31, 2019:

• Be at least 55 years old and have 10 years of continuous service.

• Voluntarily terminate employment and provide at least six months' notice.

• Agree not to compete with Sun Life or solicit any of our employees or Clients for 12 months under the option plan, and for the length of time that units remain outstanding under the Executive Sun Share plan.

The table below shows the estimated value of the incremental payments the NEOs would receive in each of the situations listed above, assuming a termination date of December 31, 2024.

U.S. values have been converted to Canadian dollars using an exchange rate of 1.438 as of December 31, 2024 for pension ending balances and the 2024 average rate of 1.370 for all other amounts. Hong Kong values have been converted to Canadian dollars using an exchange rate of 0.185 as of December 31, 2024, and the 2024 average rate of 0.176 for amounts other than beginning and ending balances. In the table:

• termination (without cause) represents only contractually agreed upon severance amounts.

• change of control assumes double trigger (change of control and termination without cause).

• cash includes salary and annual incentives.

• vested and unvested awards include awards under the mid and long-term incentive plans.

			Estimated incremental value on termination,
			retirement or change of control as of December 31,
			2024
		Estimated existing
Named executive	Compensation	payments on	Termination		Change of
officer	component	resignation	(without cause)	Retirement	control
Kevin Strain President & Chief Executive Officer	Cash:	-	-	2,000,000	8,168,719
	Vested awards:	1,606,560	-	-	-
	Unvested awards:	-	12,636,409	29,099,350	29,099,350
	Pension:	11,329,974	-	-	1,858,000
	Perquisites:	-	-	-	100,008
	Total:	12,936,534	12,636,409	31,099,350	39,226,077
	Vested DSUs	971,711	-	-	-
Timothy Deacon EVP & Chief Financial Officer	Cash:	-	2,800,000	-	3,600,000
	Vested awards:	-	-	-	-
	Unvested awards:	-	428,888	-	4,515,145
	Pension:	48,706	-	-	-
	Perquisites:	-	-	-	90,024
	Total:	48,706	3,228,888	-	8,205,169
	Vested DSUs	-	-	-	-

Executive Compensation	Management information circular 2025 | 115

			Estimated incremental value on termination,
			retirement or change of control as of December 31,
			2024
		Estimated existing
Named executive	Compensation	payments on	Termination		Change of
officer	component	resignation	(without cause)	Retirement	control
Jessica Tan President, Sun Life Canada	Cash:	-	-	-	7,100,000
	Vested awards:	-	-	-	-
	Unvested awards:	-	166,207	-	12,524,757
	Pension:	22,342	-	-	-
	Perquisites:	-	-	-	90,024
	Total:	22,342	166,207	-	19,714,781
	Vested DSUs	-	-	-	-
Stephen C. Peacher Executive Chair, SLC Management	Cash:	-	1,202,381	2,054,453	9,475,026
	Vested awards:	915,154	-	-	-
	Unvested awards:	-	7,277,866	16,259,745	16,259,745
	Pension:	11,836,092	-	-	-
	Perquisites:	-	-	-	91,765
	Total:	12,751,246	8,480,247	18,314,197	25,826,537
	Vested DSUs	3,054,520	-	-	-
Daniel R. Fishbein President, Sun Life U.S.	Cash:	-	821,781	1,232,672	6,143,995
	Vested awards:	9,808,151	-	-	-
	Unvested awards:	-	5,562,970	13,209,830	13,209,830
	Pension:	4,763,079	-	-	-
	Perquisites:	-	-	-	91,765
	Total:	14,571,230	6,384,751	14,442,502	19,445,590
	Vested DSUs	1,617,722	-	-	-
Manjit Singh President, Sun Life Asia	Cash:	-	3,159,630	-	4,643,555
	Vested awards:	3,320,998	-	-	-
	Unvested awards:	-	4,358,875	-	10,626,983
	Pension:	585,292	-	-	-
	Perquisites:	-	-	-	917,675
	Total:	3,906,290	7,518,505	-	16,188,213
	Vested DSUs	5,134,292	-	-	-

Amounts payable upon retirement and change of control are subject to fluctuation due to foreign exchange rates and market impacts throughout the year.

Mr. Strain and Mr. Peacher qualify as retirement eligible because of years of service. Dr. Fishbein is retirement eligible for incentives granted after July 31, 2019. This has the following effects:

• the cash amount under Retirement represents an AIP award at target.

Executive Compensation	Management information circular 2025 | 116

• unvested Sun Shares would fully vest, be valued using the actual performance factor and be paid at the normal payment date.

Aggregate compensation for Material Risk Takers

As required under the FSB's Implementation Standard 15, we have defined executives who have a material impact on our risk exposure as MRTs. We had 39 MRTs in 2024, including members of our Executive Team, executives who perform certain corporate and investment oversight roles, and Business Leaders with significant profit-and-loss accountability who have authority to materially impact the risk exposure of the organization. In 2024, 3 individuals received a sign-on payment. The table below shows the total compensation granted, paid or outstanding for MRTs as of and for the year ended December 31, 2024. Compensation paid has been converted to Canadian dollars using the 2024 average annual exchange rates of C$1.370 for U.S., C$1.025 for SGD, C$0.176 for HKD and C$0.024 for PHP.

Annual fixed and variable compensation
		Annual incentives		Share-based incentives
Outstanding
Compensation			Deferred					Sign-on	Severance
element	Salary	Cash	(DSUs)	Granted	Paid	Vested	Unvested	payments	payments
Aggregate value ($M)	16.9	38.7	0.2	43.6	38.4	47.2	175.2	14.6	4.9

• Cash incentives for 2024 did not include any guaranteed payments.

• Annual incentives represent bonus earned for the 2024 performance year, paid in 2025, inclusive of business and individual performance results.

• Share-based incentives include the value of share units and options and any additional units credited as dividends on share units.

• Granted represents the value at grant in 2024.

• Paid represents the value received in 2024 when options were exercised and value at vesting, including performance adjustments for Sun Shares (i.e., performance share units).

• Outstanding share-based incentives represents the in-the-money value of options and the market value of share unit awards using a share price of $85.35 for vested and unvested options and share units as at December 31, 2024.

• Sign-on payments represent cash and share unit commitments made upon hire to replace amounts forfeited from previous employer.

• Severance payments represent the value of benefits received on termination.

The table below shows the change in value of outstanding MRT deferred compensation during 2024 based on explicit, implicit and other adjustments as outlined in the guidelines issued by the Basel Committee on Banking Supervision.

Change in value during 2024
	Aggregate value of				Aggregate value
	deferred				of deferred
	compensation at	Explicit	Implicit		compensation at
	January 1, 2024	adjustments	adjustments	Other adjustments	December 31, 2024
	($M)	($M)	($M)	($M)	($M)
Total	129.7	-3.3	83.5	10.0	219.8
Percentage change		-2.6%	64.4%	7.7%	69.5%

• Aggregate value at January 1, 2024 reflects the value of outstanding share units and options.

• Explicit adjustments reflect the interim performance factor estimates for the 2022, 2023 and 2024 awards approved by the Board in February 2025. This would also include clawbacks if applicable, but none were applied in 2024.

• Implicit adjustments reflect the impact of changes in share price and accumulated dividends.

Executive Compensation	Management information circular 2025 | 117

• Other adjustments reflect the net impact of the redemption of vested share units, the grant of new share units, forfeited units and option exercises during 2024.

• Aggregate value at December 31, 2024 reflects the impact of explicit, implicit and other adjustments during 2024 on the value of outstanding share units and options.

Securities authorized for issue under equity compensation plans

The table below shows the common shares to be issued under the option plan as at December 31, 2024. It also shows the number of common shares available for issue under the option plan which was approved by our common shareholders.

Number of securities remaining
	Number of securities to be	Weighted-average	available for future issuance
	issued upon exercise of	exercise price of	under equity compensation plans
	outstanding options,	outstanding options,	(excluding securities reflected in
Plan category	warrants and rights (a)	warrants and rights	column (a))
Equity compensation plans	3,119,926	$65.01	2,024,299
approved by security holders

Executive Compensation	Management information circular 2025 | 118

Other information

Loans to directors, executives and employees

We do not grant or guarantee personal loans to our directors and executive officers. The information in the table below is as at February 28, 2025 and shows: (i) the total loans outstanding to current and former employees from SLF Inc. or our subsidiaries; and (ii) the total loans outstanding to current and former employees of a subsidiary of SLF Inc. from other entities where such loans have been made to facilitate investments by those employees in certain funds managed by the subsidiary and the subsidiary has guaranteed those loans. This amount excludes routine indebtedness1.

	Total outstanding loans
	Payable by Employees/Former Employees	Payable by Employees/Former
	to Sun Life or our subsidiaries	Employees to another entity
Purpose	($)	($)
Securities purchases	$340,800	$17,713,110
Other	$3,251,406	-

1 Routine indebtedness includes (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with their associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice

Directors and officers liability insurance

We have liability insurance to protect our directors and officers against liabilities they may incur in their capacity as directors and officers of SLF Inc. and our subsidiaries in circumstances where the company cannot provide indemnification. The current policy runs from November 1, 2024 to October 31, 2025 with coverage of up to $210 million. We pay a premium of approximately $1.0 million and there is no deductible.

For more information

You can find recent financial information about SLF Inc. in our consolidated financial statements and MD&A for the year ended December 31, 2024. These and other documents are available on our website (sunlife.com), on SEDAR+ (sedarplus.ca) and on EDGAR (sec.gov/edgar).

You may also request a copy of our most recent consolidated financial statements and MD&A from our Corporate Secretary.

Other Information	Management information circular 2025 | 119

Sun Life

1 York Street, Toronto, ON Canada, M5J 0B6
sunlife.com

MIX
Paper | Supporting responsible forestry
FSC® C197098

MIC-1-2025